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Follow-Up Materials

MI[redacted] LABEL

02030568

REGISTRANT'S NAME Adidas - Salomon

*CURRENT ADDRESS

PROCESSED

APR 16 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4278 FISCAL YEAR 12-31-01

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OICF/BY: dlw

DATE : 3/28/02

adidas-Salomon

82-4192



ANNUAL REPORT 2001

Setting ambitious targets is one thing. Delivering on them is another. At adidas-Salomon, establishing challenging goals pushes us to strive harder. We know that you as investors, employees and customers expect to see results.

That is what this annual report is all about. Evidence: shown in graphs, pictures, statistics, as well as in brand strategies and our corporate mission statement. We are proud to show you the results that characterize the top performance of adidas-Salomon.

Increase sales 3 to 5%	Record sales of € 6.1 billion, +5%
Deliver positive backlogs at adidas America	Year-end backlogs +8% (currency-neutral +3%), highest level in 3 years in North America
Deliver gross margin of 41 to 43%	Gross margin = 42.6%
Reduce operating expenses as a percent of net sales for the first time in five years	Operating expenses as a percent of net sales down 105 basis points
Reduce inventories below prior-year levels	Inventories reduced by 2%
Reduce debt by € 100 million	Debt down € 112 million
Increase bottom-line earnings by 15%	Earnings +15%
Increase shareholder understanding and confidence in strategy	Share price up 28%, top DAX performer in 2001

Financial Highlights (IAS)

Net Sales
(euros in millions)


1997
3,425
1998
5,065
1999
5,354
2000
5,835
2001
6,112

Earnings per Share
(euros)


1997
5.22
1998
4.52
1999
5.02
2000
4.01
2001
4.60

	2001	2000	Change
Operating Highlights (euros in millions)			
Net sales	6,112	5,835	4.8%
Income before taxes	376	347	8.6%
Net income	208	182	14.8%
Key Ratios (in %)			
Gross margin	42.6	43.3	(0.8pp)
SG&A expenses as a percent of net sales	33.3	34.5	(1.2pp)
EBITDA as a percent of net sales	9.9	9.6	0.2pp
Effective tax rate	39.0	40.3	(1.2pp)
Net income as a percent of net sales	3.4	3.1	0.3pp
Equity ratio	24.3	20.3	4.0pp
Balance Sheet Data (euros in millions)			
Total assets	4,183	4,018	4.1%
Inventories	1,273	1,294	(1.6%)
Receivables and other current assets	1,520	1,387	9.6%
Working capital	1,485	1,417	4.7%
Net total borrowings	1,679	1,791	(6.2%)
Shareholders' equity	1,015	815	24.4%
Per Share of Common Stock (euros)			
Earnings per share	4.60	4.01	14.8%
Operating cash flow per share	8.47	(0.23)	–
Dividend per share	0.92*	0.92	–
Share price at year-end	84.30	66.00	28%
Employees			
Number of employees at year-end	13,941	13,362	4.3%

Rounding differences may arise in percentages and totals for figures presented in millions as calculation is always based on the figures stated in thousands.

* Subject to Annual General Meeting approval

Net Sales by Brand

2001 Group Net Sales: € 6.1 Billion


12%
9%
79%

SALOMON

Salomon is the Freedom Action Sports brand. Number one in the world for winter sports, with leading positions in alpine, nordic and snowboard products. Salomon is actively expanding its presence in summer and alternative sports as well as soft goods. All products are highly innovative and performance-oriented. The Salomon family of brands comprises Salomon, Mavic, Bonfire, Cliché and, starting in 2002, Arc'Teryx.

TaylorMade

TaylorMade-adidas Golf offers a full range of golf hardware, footwear, apparel and accessories. It is a leader in the industry and the number one premium metalwood golf brand. TaylorMade-adidas Golf markets products under the brand names TaylorMade, adidas Golf and, starting in 2002, Maxfli and Slazenger Golf.

adidas

adidas is a leading brand in the sporting goods market with strong positions in footwear, apparel and hardware. adidas roducts offer technological innovations and cutting-edge designs to athletes of all skill vels who aspire to achieve peak performance. he adidas brand is structured in three divisions: Forever Sport, Originals and adidas Equipment. This structure is unique to the industry and reflects the brand's commitment to meet the specific needs of different consumer groups.

adidas-Salomon strives to be the global leader in the sporting goods industry with sports brands built on a passion for competition and a sporting lifestyle.

- We are consumer focused. That means we are continuously improving the quality, look, feel and image of our products to match and exceed consumer expectations and to provide them with the highest value.

- We strive to bring innovation in technology and design to our foot wear, apparel and hardware products in order to help athletes of all skill levels achieve peak performance.

- We are a global organization that is socially and environmentally responsible, creative and financially rewarding for our employees and shareholders.

Our strategy is simple: continuously strengthen our brands and products to improve our competitive position and financial performance.

In the medium term, we will extend our leading market position in Europe, expand our share of the US footwear market to 20% and continue to deliver significant sales increases in Asia. The resulting top-line growth, together with strict cost control and working capital improvements, will drive continued earnings growth.

CROSSING THE LINE

STRATEGY Crossing the finish line first is the unique privilege of the winner. It is the culmination of years of planning and preparation. Crossing the line signifies that a particular goal or a target has been achieved. In 2001, adidas-Salomon reached its targets, thanks to the implementation of ideas, the effective performance of teams and focused strategy. In this section, Management provides an overview of the Group's brand strategies, share development, employees, global operations, as well as social and environmental affairs.


ETHIOPIA
adidas
69
BRISTOL 2001



Glenn Bennett, 38
Global Operations, American



Manfred Ihle, 60
Legal and Environmental Affairs, German



Robin Stalker, 43
Finance, New Zealander



Michel Perraudin, 54
Human Resources and Administration, Swiss



Erich Stamminger, 44
Global Marketing, German



Herbert Hainer, 47
Chairman, Chief Executive Officer,
German

adidas-Salomon

Dear Shareholders,

I am very proud to be writing to you for the first time since I officially became CEO of adidas-Salomon in March 2001. Since that time, our Company has made significant progress in a number of key areas.

Ever since we put forward our new plans for adidas-Salomon nearly two years ago, we have received tremendous support for our strategy and our new management style from employees, customers, suppliers, investors, analysts and journalists. But they also wanted hard proof that we could deliver on our stated objectives.

This year's report, which we call "Evidence", outlines our achievements in 2001 and our goals and objectives for 2002. We chose this theme because we now have facts and figures which validate the strategy we have put in place for adidas-Salomon.

In 2001, we delivered on our targets and here are a few of the highlights:

- We achieved record-breaking sales of € 6.1 billion.
- We drove growth in all of our brands.
- We delivered positive overall backlogs in North America for the first time in three years.
- We maintained an industry-leading gross margin of 42.6%.
- Through strict cost control, we lowered operating expenses as a percentage of sales for the first time in five years.
- We reduced our inventories despite increasing our orders at year-end.
- We reduced our net debt position by € 112 million.
- We boosted investor confidence, helping our share to outperform the DAX by 48%.
- And most importantly, we grew our earnings 15%.

adidas-Salomon

All of these accomplishments met or exceeded the goals we had set ourselves at the beginning of 2001. These achievements are even more notable, given the tumultuous nature of the markets over the past year. In 2001, the euro remained weak, emerging markets such as Turkey and Argentina had major economic crises, the US golf and worldwide inline skate markets weakened significantly, promotional pressure in the sports footwear market increased as our competitors cleared millions of excess shoes, and the September 11 tragedy exacerbated market uncertainty in the US and around the globe.

So how did we do it? We put together a new team that is committed to maximizing the financial results from adidas-Salomon's passion for performance, innovation and heritage. Together, we have focused exclusively on our Company's core competency: developing, designing and marketing the world's best sports footwear, apparel and hardware. We are making adidas-Salomon products "cool" again, by infusing each of our new products with the functionality, image and character our consumers seek. And we have introduced new, more disciplined brand strategies which underline our commitment to continuously improving our core brands in markets with high growth potential. These are the keys to long-term success for our Company.

With respect to 2002, we know the markets will be tough and our competition fierce. Consumer spending is uncertain. Gross margins will be under pressure as major currencies in Europe, Asia and Latin America, which make up around 70% of our global sales, all remain weak against the dollar. But we are doing all the right things to ensure that we again deliver both sales and earnings expansion as well as positioning ourselves for continued long-term growth. Our global marketing campaigns and our exciting new products are increasing our brand power in all our major markets. With the first full collection of products developed as part of the new adidas brand strategy just hitting the shelves, we are improving not only the quality and consistency of our products, but also their look and feel. The best example for this is the Spring 2002 launch of two totally unique and innovative footwear ranges, ClimaCool™ and a^3. These ranges, cutting-edge in both design and construction, represent a major step forward in footwear technology. We also plan to strengthen and extend TaylorMade-adidas Golf's leading position in the market and increase the Freedom Action Sports focus at Salomon.

In 2002, we expect to increase Group sales by at least 5%, with double-digit growth coming from both North America and Asia. We will maintain our gross margin within our long-term range of 41 to 43%. Our operating expenses will increase in 2002, as we commit ourselves to taking more active control of

the adidas brand by repurchasing joint ventures, growing the adidas high-margin own-retail business and expanding our business in Asia by utilizing the unique opportunity that our leading role as Official Sponsor, Official Supplier and Official Licensee at the 2002 FIFA World Cup™ gives us. The World Cup, as the largest global sporting event, along with our strategic partnership with the Bayern Munich football club that will be implemented as planned in 2002, will further strengthen our global market leadership position in the football category.

Our commitment to improving adidas-Salomon's financial position will also continue in 2002. We will make clear and significant progress on working capital: that means turning inventories faster and continuing to improve customer payment terms. For the bottom line, this means we anticipate delivering earnings growth of 5 to 10% and our position as a global leader in the sporting goods industry will become even clearer.

Our goals for 2002 are again very ambitious, but with hard work we are firmly convinced that we can deliver.

Before I close, I would like to thank all of the employees at adidas-Salomon for the tremendous results we achieved in 2001. Success is a team effort. The dedication and commitment of everyone at the Company has been instrumental to our excellent performance.

At the same time, I would like to take this opportunity to thank you, our shareholders, for the trust you placed in our new Management and our Company in 2001.

We remain committed to setting challenging targets and reaching them. We know this is what you and our customers, consumers, partners and employees expect. And it is of critical importance to us as the Management of adidas-Salomon that we meet these expectations going forward. In 2002, we will make our brands bigger, stronger and better positioned for continued growth in the future.

Herbert Hainer
Chairman, Chief Executive Officer
March 2002

The Share

2001 Weekly Share Price Development



140
120
100
80
60
Dec. 29, 2000
Dec. 28, 2001
adidas-Salomon
DAX-30 Index
Standard & Poor's SuperCap Footwear Index

Shareholder Structure*



Other, undisclosed holdings 31%
North America 27%
Rest of Europe 24%
Germany 16%
Rest of the World 2%

* As of June 2001

In 2001, the adidas-Salomon share price improved significantly. It outperformed the DAX-30, Germany's premiere stock index, by 48%. While the index itself ended the year down 20%, adidas-Salomon was the top performer with a gain of 28% and a year-end price of € 84.30. The adidas-Salomon share was also 32% ahead of the Standard & Poor's SuperCap Footwear Index, which comprises all major footwear competitors in America. This index lost 4% in the course of 2001 as a result of the ongoing competitive environment for sporting goods in the US.

Positive Development in Critical Environment

The adidas-Salomon share fluctuated in the first half of the year but the trend was generally positive. The weakening macroeconomic environment was reflected in deteriorating financial results and profit warnings both from main competitors and companies in other sectors. This led to investor skepticism towards the markets overall and towards the sporting goods market in particular. However, Management held fast to its objectives and early signs that the Group was on track to meet its financial targets became visible. This, together with strong brand concepts and positive response from retailers to new product collections ensured that the generally negative climate had only a minor impact on the adidas-Salomon share price.

Management's Credibility Creates Momentum

The tragic events of September 11 caused all major markets and most stocks to fall significantly in value. That catastrophe, in combination with the initial negative reaction to the Group's announcement that it will acquire a 10% stake in the Bayern Munich Football Club, pushed the share price down to its year-low of € 47.70 in September. Proactive communication from Management and earlier than expected positive footwear backlogs in the US helped enhance adidas-Salomon's credibility in the financial markets. As a result, investor confidence grew and the upward trend for the adidas-Salomon share continued. Momentum increased in the fourth quarter, with the year-high share price of € 84.30 being reached on December 28.

International Shareholder Structure

The trend towards a more institutional and international shareholder structure continued in 2001. The majority of adidas-Salomon shares are held by institutional investors. Share ownership trends show a clear shift away from a large number of smaller investors towards a more concentrated group of dedicated investors. Of the known institutional investors, the largest group, on a regional level, are North Americans, who hold 27% of adidas Salomon's 45.3 million outstanding shares. This compares to 28% in 2000. Europeans now hold 24% of the Company's shares against 21% last year. German shareholders currently hold 16% versus 17% in the prior year and other international institutional investors

hold 2%, up from 1% in 2000. The remaining 31% is held in smaller, undisclosed holdings including retail investors and former management. In the prior year, this group accounted for 33% of all shares. These figures are estimates, based on annual ownership analysis of the Company's shares, last conducted in June 2001. With no investor holding 5% or more of outstanding shares, the free float of adidas-Salomon shares is 100%.

Dividend at € 0.92

After paying a dividend of € 0.92 per share in the prior year, the adidas-Salomon Executive Board will this year again recommend paying a dividend of € 0.92 per share to shareholders at the Annual General Meeting on May 8, 2002. The proposal represents a total payout of approximately € 42 million and a total payout ratio of 20%. This is at the top end of the Company's dividend policy, which recommends a payout ratio of between 15 and 20% of consolidated net income. This year's return to the established dividend policy was announced early in 2001. By remaining at the top end of the range, Management wants to underline its determination and ability to deliver on stated objectives and to focus strategy and operations on increasing the Group's value for shareholders.

Improving Investor Understanding

In 2001, adidas-Salomon Investor Relations activities focused on communicating new Management's goals and strategies. In extensive contact with the financial community, increased emphasis was placed on new corporate strategies as well as new technologies, brand concepts and product lines. The central event in the context of these efforts was the Investor Day in July 2001. As a result, investors and financial analysts now have greater insight and understanding of the Group's products, concepts and strategies.

Other Investor Relations Activities

Additionally, the Company has continued to extend and improve its dialog with both individual and institutional investors through more frequent meetings, presentations, and conferences. adidas-Salomon now webcasts all its analyst conferences as well as Investor Day presentations and the Annual General Meeting for shareholders. This ensures full disclosure to all interested parties. In 2001, Investor Relations improved and expanded its internet site, integrating it into the Company website. As a result, investor-relevant information is now more easily accessible and far more comprehensive. The new internet address is *www.adidas-Salomon.com/en/ir/*. In addition to all the latest Company facts and figures, interested parties can sign up for the Investor Relations newsletter to receive investor news, quarterly reports and regular updates. An interactive HTML version of this annual report is also available.

Share Information (in euros)	2001	2000
Per share		
Income	4.60	4.01
Dividend	0.92*	0.92
Shareholders' equity	22.37	17.98
Year-end price	84.30	66.00
High	84.30	73.10
Low	47.70	49.81
Dividend payout	41,721,264	41,721,264
Dividend payout ratio	20%	23%
Price-earnings ratio	18.33	16.46
Dividend yield	1.1%	1.4%

* Subject to Annual General Meeting approval

Number of shares outstanding	45,349,200
Free float	100%
Type of share	No-par-value share
Initial Public Offering	November 17, 1995
Stock exchange	Frankfurt, Paris
Stock registration number	500 340
Important indices	DAX-30 CDAX-Consumer-Cyclical Index Dow Jones Stoxx Dow Jones Euro Stoxx

adidas-Salomon

adidas-Salomon's strength as a global sports brand leader is unique. No other company offers consumers such a broad range of sports brands across all sporting categories, in all global markets. In 2001, adidas-Salomon strengthened every part of its business: its brands, designs, organization and performance. The Group is now moving forward to the next level of competition.

Forever Sport is the largest adidas division with products "engineered to perform" for athletes of all abilities. Technological innovation and a commitment to performance are the cornerstones of this division.

The Original division is the fastest-growing adidas division. Originals products seek to extend the unique and authentic heritage of adidas to the lifestyle market.

The adidas Equipment division will officially launch its first products in Spring/Summer 2003. Products target young working professionals who understand and appreciate sport, but are also inspired by music and fashion.

SALOMON

TaylorMade®

Mavic is a leading producer of high-end bicycle rims, wheels and other cycling components.

Bonfire is a fast-growing supplier of snowboard-specific and snowboard life-style apparel, with a focus on innovative and progressive design.

Arc'Teryx is the leading North American specialist in outdoor apparel, climbing equipment and high-end protective shells.

Cliché is Europe's leading skateboard brand. Cliché supplies skateboard equipment, footwear and apparel.

adidas-Golf is a leading supplier of high-quality golf footwear and apparel.

Maxfli and Slazenger are registered brands of the Dunlop Slazenger Group. Maxfli designs and develops premium golf balls, irons and accessories. Slazenger designs and develops quality golf balls, apparel and accessories. As part of a licensing agreement, TaylorMade-adidas Golf distributes and markets these products.

Brand Strategies



Originals/83-C Jacket



Football Star David Beckham

adidas is the Group's core brand and a leader in the sporting goods market. At the heart of adidas is passion: passion for sports, passion for athletes and passion for products. adidas is a brand built on leading technology and cutting-edge design. It is a brand identified and respected by consumers for its innovative, inspirational and authentic values. adidas is organized into three consumer-oriented product divisions: Forever Sport, Originals and Equipment. This structure is unique to the industry and reflects the brand's commitment to meet changing market demands, while remaining anchored to its brand principles and heritage. Performance-oriented footwear, apparel and hardware products will always remain the lifeblood of adidas. However, adidas is also committed to incorporating the growing importance of lifestyle, fashion and music inspiration into the sports arena and adidas products. This strategy allows the brand to create a unique adidas experience and mean more to more consumers.

Forever Sport

Performance-Enhancing Products

Adi Dassler founded adidas to help athletes perform at the peak of their ability, and this goal continues to drive the brand's activities today. Forever Sport is focused on meeting the performance needs of all athletes. Forever Sport products are "engineered to perform", bringing high-level, performance-oriented products and innovative technologies to the market. Forever Sport is structured into five main sports categories: running, basketball, football, tennis and training for sport.

Ground-Breaking Technologies in Running

Running is adidas' biggest footwear category and the home to high-performance technical apparel. adidas is committed to developing innovative performance-enhancing product for the world's top runners and occasional athletes alike. Through its sponsorship of the world's leading marathons, adidas interacts directly with athletes to ensure its products best meet their requirements. Running is the lead category to launch ClimaCool™ and a^3, the new, ground-breaking footwear technologies introduced in 2002. As a result, strong growth for the running category is anticipated for 2002.

Basketball – Big Game, Big Endeavors

Basketball is a fast-paced game and, for adidas, it ranks as the fastest growing category in the Forever Sport division. adidas' successful partnerships with major NBA stars Kobe Bryant and Tracy McGrady coupled with outstanding new products such as the **KOBE**THREE, T-MAC and the All Day All Night II highlight adidas' commitment to reaching out to young urban consumers. ClimaCool™ and a³ will bring more exciting design and new technology to the US market as the category is predicted to grow strongly in 2002.

Football Fever

adidas is the undisputed global leader in football: a position to be highlighted this year with adidas' sponsorship of the 2002 FIFA World Cup™. Delivering innovation in this category began nearly 50 years ago when adidas founder Adi Dassler invented screw-in studs that revolutionized the game. This commitment continues today in ground-breaking products such as the Predator® Mania boot and in long-term partnerships with leading football clubs including Bayern Munich, Real Madrid and Ajax Amsterdam.

Tennis Sets New Standards

Tennis is another category where adidas is the global leader in both footwear and apparel sales. Creating performance products that set the industry standard is adidas' trademark in the category. Product highlights for 2002 include the Barricade, the Feather and the ClimaCool™ tennis shoes. Supporting adidas' leading market position are also a strong portfolio of young players including Anna Kournikova, Martina Hingis and Marat Safin, as well as sponsorship of important events such as the French Open.

Training for Sport Is Poised For Growth

Training for sport is adidas' biggest apparel category and an up-and-coming category for footwear. 2002 will bring growth to this category. In particular, women's product is targeted to grow at double-digit rates in the US and Europe. Better diversification of the range, stronger design and more innovative fabrics will be the highlights of the new product line.



a³/Running Shoes



All Day All Night/ Basketball Shoe



Yohji Yamamoto Model

Evidence of Top Technology and Design

In all its product categories, Forever Sport targets athletes seeking functional and stylish products at every level of competition. Meeting the full scope of athletes' needs is crucial to adidas' success. Forever Sport products aim to be both highly functional and visually appealing. In this division, adidas is committed to introducing at least one new footwear technology or a major evolution of an existing technology every year. In 2002, adidas is releasing two new footwear technologies, ClimaCool™ and a^3, as evidence of its commitment to delivering cutting-edge technology to the market.

Improved Product Positioning

adidas strives to have its product offering available in a wide variety of venues to make its products accessible to all relevant consumer groups. One important success story in 2001 was adidas' cooperation with prominent Japanese designer, Yohji Yamamoto. For Yamamoto, adidas embodies the values of craftsmanship, honesty and authenticity that he seeks to express in his designs. The evidence of this successful partnership can be found on the catwalks in Paris and in the world's leading fashion magazines. In 2002 and beyond, adidas-Salomon will continue to extend adidas visibility in both traditional and non-traditional venues.

Global Brand Concepts for 2002

Global brand concepts are used at adidas to unite marketing messages around key products and events. These brand concepts utilize the full range of adidas communication tools in integrated and innovative marketing packages that heighten brand recognition and enhance the brand's profile globally. The four brand concepts for 2002 are: ClimaCool™, a^3, the 2002 FIFA World Cup™ and **KOBE**.

Feel the Breeze with ClimaCool™

ClimaCool™ is the new adidas technology designed to keep feet cooler and drier. It combines maximum functionality through a unique 360° ventilation system with progressive and stylish design. Each part of the shoe "breathes", combining moisture management and maximum ventilation. The result is a shoe that helps the foot maintain its optimal temperature. With a new and highly visible technology, ClimaCool™ will be a cornerstone of the adidas Forever Sport Division in 2002 and beyond.

Marketing ClimaCool™

The ClimaCool™ launch will be supported by a global integrated marketing plan, including television, print and outdoor advertising, internet, point-of-sale and local product launches in markets around the world. Initially offered in four footwear categories (running, basketball, tennis and training), Spring/Summer 2002 is only the beginning for ClimaCool™. Apparel and additional footwear categories will follow in Fall 2002. Other categories will be integrated into the ClimaCool™ family in future seasons.

The Three Benefits of a^3

a^3 (pronounced a-cubed) is a unique energy management system that is sport-specific and delivers multiple benefits to the consumer. a^3 cushions, guides and drives an athlete's foot through each stride. It dissipates harmful impact forces, steers the foot through a neutral, biomechanically correct footstrike, stabilizes and protects the foot from overpronation and provides an efficient transition from the rearfoot to the forefoot. a^3 will be a cornerstone of future adidas technology and will significantly raise the brand's performance credibility. In the coming years, adidas plans to evolve and improve a^3, integrating it into many other footwear categories.

Running Marathons with a^3

a^3 is being introduced to runners in April 2002, and launched at selected adidas Marathon Series events in Boston, London, Paris, Rotterdam, Madrid and Prague. The Spring/Summer product will be communicated largely through print media, events, a global internet site, point-of-sale materials and public relations activities. The launch of a^3 in April 2002 is only the beginning. Later in the year, adidas will launch an a^3 basketball shoe with a major NBA player's endorsement. This partnership will be a long-term one, mirroring the technology's evolution and improvement from season to season.



a³/Running



ClimaCool™
ClimaCool™



Fevernova™ — World Cup Ball

2002 FIFA World Cup™ Logo

Showcasing Football Leadership at the 2002 World Cup

It goes without saying that the FIFA World Cup™ in Japan and Korea will be the biggest sporting event in 2002. As an Official Sponsor, Supplier and Licensee of the 2002 FIFA World Cup™, adidas will have an opportunity to showcase its undisputed football leadership and grow its overall business in Asia. With a cumulative audience of more than 41 billion viewers, the 2002 FIFA World Cup™ will be the biggest World Cup ever. adidas will mark this occasion with a unique Brand Concept developed to extend market leadership in the football business. These activities will include significant television, print and on-site advertising. Creative internet, merchandising and public relations events are also planned.

Leading Football Products

adidas is launching many products in conjunction with the World Cup. In addition to the Predator® Mania boot, key products include the Fevernova™ Official Match Ball with both a dynamic new design and improved accuracy. In apparel, the key word will be DLC, which stands for the new Dynamic Layering Concept; increasing performance, comfort and protection technologies layer by layer in team football apparel.

The Best Player Portfolio

adidas will also be showcasing the best portfolio of players and teams at the 2002 FIFA World Cup™. The list of world-class players wearing the new Predator® Mania boot includes Zinedine Zidane (France), David Beckham (England), Raúl Gonzales (Spain) and Alessandro Del Piero (Italy). And adidas teams have an excellent chance of taking the title with national federations including defending World Champion France, event co-host Japan and football powerhouses Argentina, Germany and Spain, to name a few.

The Future of Football

But adidas is also already looking ahead, beyond 2002. The status as Official Supplier for the UEFA Champions League™ and Official Sponsor of the 2006 FIFA World Cup Germany™ will further strengthen adidas' market leadership. Additionally, the 2003 FIFA Women's World Cup™ in China provides an excellent platform to address women in sport.

KOBE – The Power of Style Leaders

adidas has a partnership with one of the most sought-after athletes in the sports industry, NBA champion Kobe Bryant. Kobe is the most marketable player in the National Basketball Association, and arguably the best all-around player in the league. adidas has supported Kobe from his attendance at the adidas "abcd Basketball Camp" (as a high school phenomenon in 1995) through his multiple championships in the NBA. Developed together with Kobe Bryant, adidas' signature **KOBE**TWO collection, including footwear, apparel and accessories, provides cutting-edge design, while maintaining essential performance features. The **KOBE** products have been developed to highlight Kobe's on-court style and to reinforce adidas' design credentials.

KOBETHREE: A Long-Term Partnership

Set to be launched in 2002, **KOBE**THREE is the third generation of a long-term partnership. adidas is committed to introducing innovative product and communications to make **KOBE**THREE an industry leader. The concept will be communicated globally through television, print, point-of-sale, a dedicated internet site, public relations, lifestyle marketing and events. The mission is to capture style leaders in the key basketball market. **KOBE**THREE will be allocated to ensure that demand and distribution is focused on key accounts. The **KOBE** signature line is poised for growth in 2002 and the product strategy, design and performance will continue to support this goal in the longer term.


KOBETWO
Kobe Bryant


KOBETWO Jacket


Trefoil Logo
Originals/Italia

Originals

Focus on Lifestyle

The Original division allows adidas to increase its reach into the lifestyle market, without losing sight of its long heritage as the original performance brand. The Original division is geared specifically toward consumers who may be less active sports participants, but who are style setters and style leaders. It is these people who set the trends which are later adopted by the mass market. Originals speak to the needs and values of the lifestyle consumer with concepts that are smart, cool, positive, modern and alive. adidas Originals are the perfect fusion of heritage sport authenticity and global street style.

Reintroduced, Reinterpreted and Redesigned

With demand for limited editions and vintage reissues at a continued high, Originals are able to draw on adidas' vast product heritage in the creation of Trefoil-branded footwear, apparel and accessories. Each collection is a balance of Reintroduced (one-to-one replicas reissued in limited quantities), Reinterpreted (material updates of successful models), and Redesigned (new models inspired by original performance products) items.

Every Trefoil Has a Story

Original division marketing utilizes a global print campaign, which runs in trend magazines in major markets. The advertising concept and tag line, "Every Trefoil has a Story", communicates the original sporting story behind each product. The "once innovative, now classic, always authentic" positioning of the Original division appeals stylistically to the Originals target audience. The art direction varies from execution to execution, visually communicating the design, style and cultural aesthetics of the time the product was first introduced. An accompanying website www.adidas.com/Originals was launched at the same time along with comprehensive retail and PR initiatives.

Surpassing Objectives

In 2001, the Original division launched a capsule apparel collection in key markets. In 2002, the official launch will be extended to virtually all regional markets. The division is already very successful, exceeding sales goals earlier than anticipated. While a clear volume opportunity exists for Originals products, longer-term success requires careful distribution of the right products to the right retailers and consumers. As new silhouettes and styles make their way from the style setters to the larger marketplace, adidas will continue to offer exclusive low-volume,

high-image pieces to top-end consumers. At the same time, the brand will aggressively build up the lifestyle apparel and accessories business, targeting new distribution channels and working with the best of adidas' established retail partners.

Originals Stores in Key Metropoles

To underscore the unique product placement that adidas believes is essential to maximizing the potential of adidas Originals with relevant lifestyle consumers, adidas Originals stores were opened in Berlin and Tokyo in 2001. These venues provide the ideal stage for the Originals concept at retail and allow the brand to initiate new trends through direct contact with consumers. An additional store is planned to open in the United States in 2002.

Equipment

The world of sports and athletes has changed a lot in the past decade. Aesthetics plays a much more significant role in sports and with athletes than it did in the past. Today, sport is not only about winning *and losing but also about entertainment and fashion.*

Making Products More Meaningful

Lifestyle and fashion influences can no longer be ignored when it comes to sport. Athletes have become more stylish and that has strong impacts on adidas' consumer base. adidas Equipment will target 25- to 40-year-old working professionals who understand and appreciate sport. Innovations in design mean a lot to them because their life-styles are sophisticated and demanding. Product quality is an important buying parameter, therefore branded products rank high. To meet the needs of this demanding and quickly growing segment, adidas Equipment will pre-launch a unique line of premium footwear and apparel in Fall/Winter 2002.

Adding a New Dimension

adidas Equipment will give brand adidas a new dimension in image and push the brand into an exciting premium segment. The adidas Equipment product range combines sport demands and feel with cutting-edge aesthetic design. Motion is the connection between all these products, a theme interpreted in all categories. The division's primary focus will be on footwear. Designs will be subtle and products will be targeted for both "on and off the court" use by consumers. To build a premium label, adidas will invest in a fully-integrated marketing program to be launched in Spring 2003. The tool-box of marketing instruments will consist of public relations, print and multimedia activities that will support the division.



adidas Equipment:
A New Dimension in Design

Salomon represents the Freedom Action Sports family of brands within the adidas-Salomon Group. Salomon products aim to provide cutting-edge products for individual, "no-rules" sports that are based on unrestricted sensation, style and adventure. Today, every sports environment can be considered a playground. These playgrounds are defined by the elements that play an important role in the action: snow, rocks and dirt, air, water and the street. With leading positions in winter sports and up-and-coming alternative sports, Salomon together with the brands Mavic, Bonfire, Arc'Teryx and Cliché is playing an important role in expanding the hardware, footwear and apparel offering within the adidas-Salomon Group.

Beyond Winter Sports

Salomon has its origins in winter sports and is the market leader in this sector in terms of sales, product innovations and racing results. Salomon is the number one ski bindings, boots and cross-country product supplier. It also holds leading positions in skis and snowboards. In order to extend its business opportunities and improve the seasonality of the business, Salomon is now focused on producing top-end summer products as well. Salomon is one of the leading outdoor footwear and inline skate brands.

Salomon Apparel – Growth in Soft Goods

Salomon is famous for its commitment to outstanding hardware, which currently makes up 80% of sales. Growth in the future, however, will be driven by soft goods such as footwear, apparel and accessories. Salomon is already a market leader in the hiking and outdoor footwear category. In 2001, Salomon launched its first apparel collection. It is a new line of superior technical apparel in combination with contemporary style. Salomon's unique ergonomic approach to apparel focuses on how the body works and what it needs to perform optimally in a wide range of conditions and activities. Developed together with athletes, all products seek to optimize body temperature and regulate skin moisture.

Mavic

High-Tech Biking Products

Mavic sets the standard as the leading brand for high-end rims and wheels for mountain and road racing bikes. In 2001, Mavic introduced major innovations in the mountain and road racing product range. At the same time, Mavic development teams moved to Annecy, France, to join Salomon in the new Design Center facility that was organized to maximize brand synergies between Mavic and Salomon. This step enables both brands to boost their long-term innovation pace and potential.

Bonfire

The Ultimate in Snow and Street Apparel

As a leader in snowboard-specific features and innovations, Bonfire's outerwear and streetwear lines represent a major leap forward in fabric coating technologies. The outerwear products are available in three different levels of waterproofness and breathability. Bonfire's guiding principle is to create clothing which is extremely waterproof and highly breathable, with features designed specifically for snowboarding. In streetwear, the focus is on layering and the offerings are grouped by fabric weight to provide technical apparel that will take the wearer from the mountain to the street.

Arc'Teryx

ARC'TERYX **Developing Technical Apparel**

In 2002, Arc'Teryx, an outdoor apparel and climbing equipment specialist, was acquired by the Group. Arc'Teryx is the hottest brand in North America's outdoor technical apparel market with a strong track record of product innovation, be it harnesses, performance backpacks or most recently technical outerwear and layering systems. Arc'Teryx is one of the leading companies for high-end protective shells. Together with Arc'Teryx, Salomon will focus on developing innovative and technical outdoor apparel lines and providing retailers worldwide with the best possible service.

Cliché

CLICHÉ EURO SKATE CO. **Extending from Snow and Rock to Street**

Skateboarding is now gaining focus in Salomon's sports portfolio. This sports category is having huge impact on youth today and the opportunities for growth are significant. In 2001, Salomon acquired Cliché, the leading European skateboard company. It was founded in 1997 by a dedicated skateboarder to provide other sports enthusiasts with the optimal equipment in terms of both performance and style, from decks to shoes and apparel.


Skateboarding


Crossmax Skis

TaylorMade®

TaylorMade-adidas Golf offers a full range of golf hardware, footwear, apparel and accessories. These products are offered under uniquely positioned and segmented brands to maximize their appeal to varying consumer groups. All TaylorMade-adidas Golf product lines are high-end, technologically advanced products that provide golfers of all abilities with performance advantages.

A Heritage Built on Technological Innovation

TaylorMade began a revolution within the golf industry when it pioneered the metalwood in 1979. The brand gained credibility and stature, rapidly becoming the industry leader in technology and innovation. In the early 1990's, the brand's reputation for breaking new ground was reinforced by the introduction of the Bubble® Shaft. TaylorMade's heritage is based on performance equipment developed with, and played by, the top competitors in the game.

TaylorMade: The Premium Metalwood Brand

The last two years in particular have seen the brand claim its position as the number one premium metalwood brand in golf. This advance in brand prestige has been accomplished by refocusing product development and focusing on the fact every golfer is unique and can benefit from the sophisticated club selection and fitting that TaylorMade offers. The concept of "For Every Golfer There Is a Club" was introduced in late 2000 with TaylorMade's 300 Series of drivers. This has been extended into every major product offering since then. In 2001, TaylorMade became the number one driver used in all of the world's major golf tours. This outstanding achievement was reflected in a substantially increased share of the metalwood market.

Leading Products from TaylorMade

In 2002, TaylorMade will continue to dominate the metalwood count on tour. TaylorMade will also extend its position as the complete golf brand that understands the unique features of a golfer's swing and will provide an array of products that allow each player to optimize the results of their individual swing. This successful strategy will enable the brand to take the leading position in golf drivers. It will also lead to increased recognition and market share for TaylorMade in fairway woods, irons, wedges and putters. Products to watch in 2002 include 200 Series metalwoods and irons, the new Rossa putter line and a new TaylorMade wedge line.

adidas Golf

Strong Growth at adidas Golf

adidas has a long tradition of manufacturing and selling high-quality, innovative and comfortable golf footwear and apparel. Over the past two years, in its association with TaylorMade, adidas Golf has introduced several technical innovations and actively targeted its product at young, up-and-coming golfers. As a result, adidas Golf has a clearly defined and positive image in the consumer's mind. Over the last two years, adidas Golf revenues have grown by over 90% and continued expansion is expected.

Utilizing Synergies between TaylorMade and adidas Golf

In 2001, all adidas Golf product development and marketing direction was transferred to Carlsbad, California, the global center of the golfing industry. By putting the product direction and marketing message creation under the leadership that also heads TaylorMade, the adidas Golf brand will continue to make rapid advances as an authentic, performance-driven golf footwear and apparel brand.

Maxfli

Growing in the Golf Ball Market

In 1999, TaylorMade-adidas Golf introduced a line of golf balls under the TaylorMade brand name. This innovative product line received modest success in its initial two years on the market but was limited in its ability to expand market share due to the dominance of the golf ball segment by a small number of established brands. To make its offering more competitive, TaylorMade-adidas Golf took over distribution and licensing rights for the Maxfli and Slazenger golf brands. Dunlop Slazenger, in turn, agreed to purchase TaylorMade's golf ball production facility and took over manufacturing and supply responsibilities for the Maxfli, Slazenger and TaylorMade balls. This deal puts TaylorMade-adidas Golf in a leading position in the golf ball category and allows them to realize cost savings by utilizing Dunlop Slazenger's manufacturing economies of scale.

The Future of Maxfli

In addition, adidas-Salomon has acquired a 15-month option to purchase the Maxfli brand and to acquire a perpetual license for Slazenger Golf products should the partnership be deemed appropriate. In 2002, Maxfli sales will be incorporated into TaylorMade-adidas Golf and an evaluation during this period of potential brand synergies will determine whether or not the option will be exercised.

Slazenger Golf

An Established Golf Apparel Brand

Slazenger is one of the oldest and most established names in sporting goods. The brand, which is owned by the Dunlop Slazenger Group, enjoys a rich heritage in racquet sports as well as in golf. TaylorMade-adidas Golf has been granted the distribution and license rights to the Slazenger name in the golf market. The brand has a small but loyal following in the golf ball market and holds a very strong position in the US golf apparel market with on-course, or "green-grass" retailers. The Slazenger apparel line in the United States has a reputation of traditional styling and high quality that is highly complementary to the quality, comfort and innovative styling of adidas Golf. TaylorMade-adidas Golf intends to continue to focus the Slazenger brand on this established on-course golf distribution and to maintain the classic styling that has made the brand successful.



US Open Champion Retief Goosen



TaylorMade Golf Clubs/
adidas Golf Footwear

Global Operations

The Global Operations mission is to advance adidas-Salomon's brand strategy by creating, manufacturing and delivering products which meet and exceed customer and consumer expectations. In 2001, there is extensive evidence that adidas-Salomon improved its "end to end" supply chain solutions, optimizing partnerships with raw material suppliers, manufacturers, freight consolidators, ocean/air transporters and retailers. Global Operations made significant progress in its contribution to the Group's overall brand strategy. Continuous improvements were made to the entire supply chain, making it faster, more efficient and less cost-intensive. These steps were accomplished within the context of the Group's commitment to further improving its social and environmental performance.

Ground-Breaking Changes Underway

In 2002, adidas-Salomon's new brand approach will extend to the Group's Global Operations activities, as this team aligns itself even more closely with the Global Marketing structure. adidas-Salomon will make revolutionary changes in how it organizes its supply chain activities. The Group is moving away from the traditional industry structure focused on footwear, apparel and hardware, towards a structure that is closely intertwined with the Group's approach to customers and consumers. The adidas Forever Sport, Original and Equipment divisions as well as Salomon and TaylorMade-adidas Golf each target consumers with different tastes and preferences. These same consumers have different needs in terms of product sophistication and delivery time. At adidas Forever Sport, for example, creating high-quality exclusive products that can be replenished on demand has become essential. At adidas Originals, increasing competition from fashion houses means that rapid product turnover and quick delivery times are vital. At Salomon, extensive product tooling to meet the needs of extreme sport athletes is one of the most important success factors.

Making the Supply Chain a Competitive Advantage

To meet these varying needs, Global Operations is restructuring its activities in 2002. With brand and divisional teams that mirror the Global Marketing structure, it will be possible to ensure that the specialized marketing needs are incorporated early and throughout the adidas-Salomon global supply chain. To underpin this strongly interactive relationship, Global Operations will be moving on-site, working day-by-day with their marketing colleagues in the same locations. This approach allows adidas-Salomon to better define and understand unique customer and consumer needs, by integrating the product creation process into the adidas-Salomon supply chain. Global Operations will also provide better on-site brand and divisional support, enabling adidas-Salomon to more quickly and effectively translate its brand values into cutting-edge products.

Cutting Lead Times

Lead times in the footwear industry average 18 months, with 12 months elapsing from the initial product concept to product offering. The other six months are spent on product procurement, ordering, producing and delivering products to retail. adidas-Salomon is committed to dramatically shortening this process. A shorter product development process will allow adidas-Salomon to create products best tailored

to meet current market needs and expectations. Quicker procurement will help Global Operations improve customer service in terms of faster time to market and competitiveness. Shortening supply chain timelines also has the potential to positively impact cash flow, inventories and overall sales figures. In 2001, the Group reduced four weeks from its procurement cycle and exceeded its 10-week reduction goals in certain product development areas. In 2002, a primary focus will be on better aligning footwear and apparel lead times with each other.

Creating Customized Solutions

While overall reduction of product concept to retail delivery lead times is crucial, it is equally important to develop tailored solutions for distinct products and markets, so as to enhance short-term and longer-term performance. For instance, in 2001 Global Operations fine-tuned the Group's supply chain activities to better support key product introductions with major athletic specialty customers in the US. This allowed higher-than-projected retail sell-through without the generation of excess inventory. These efforts are critical to maximizing Group sales potential, customer service and consumer demand needs. As a result of the success and visibility of these improvements, adidas-Salomon will be putting resources into building this program even further in the future.

Optimizing the Production Process

adidas-Salomon is also committed to improving the efficiency and service of the Group's production process. Lean manufacturing processes have been introduced by the Global Operations team, which have eliminated waste throughout the supply chain, and are rapidly setting the standard for the industry. To share these measures with manufacturing partners, Global Operations have organized extensive training sessions. The results have been so positive that by the end of 2002 adidas-Salomon expects all footwear production lines to adopt and implement a variety of lean concepts into their daily manufacturing processes.

Focusing Supplier Relationships

The Group continues to consolidate its supplier base so as to increase its influence and power with suppliers. This focus will in turn allow adidas-Salomon to create customized solutions, further improve social and environmental performance and lower purchasing costs. adidas-Salomon has already reduced the number of its footwear suppliers of both raw materials and finished goods by 20%. And using the lean manufacturing concepts mentioned above, Global Operations is now focused on increasing the efficiency and flexibility of apparel suppliers to help further streamline those relationships.



Footwear Lasts


adidas

Football Boot Production

Social and Environmental Affairs

In 2001, adidas-Salomon took the important step of publishing a comprehensive statement about its social and environmental programs for the year 2000 – "Our World". With this first social and environmental report externally published within the sporting goods industry, adidas-Salomon made its commitment in this area clear by further promoting its "Standards of Engagement" (SOE). These Standards are the Group's requirements for labor, health, safety and environmental issues in its suppliers' factories and build the basis for the adidas-Salomon international factory monitoring program.

A Diverse Team

The task of the adidas-Salomon SOE team is to secure compliance with the SOE from its more than 700 international and local suppliers. In 2001, this team was extended to 27 people. It is a diverse group of individuals with a variety of educational and professional experience. The team members have professional backgrounds such as engineers, lawyers and former members of non-governmental organizations (NGOs). The group is organized into three regional teams covering Asia, the Americas and Europe. Whenever possible, the team's field auditors come from the communities in which they are working, which also means that they have first-hand knowledge of local regulations and excellent language skills. This enables adidas-Salomon to communicate more effectively with both suppliers' workers and management.

Partnership and Dialog

adidas-Salomon consistently interacts with local organizations such as NGOs, religious groups, trade unions, and other special interest groups. Specific programs as well as formal working relationships have been established in several countries in Asia, the Americas and Europe. Some of these groups act as consultants and provide adidas-Salomon with important information while others participate in the reporting of non-compliance. At the beginning of 2001, adidas-Salomon was formally accepted as a member of the World Business Council for Sustainable Development (WBCSD). This provides the Group with the opportunity to work closely with top companies from various sectors in developing sustainable business approaches and to debate social and environmental topics on a global level.

Progress on Internal Monitoring

While adidas-Salomon's monitoring efforts in 2000 were mainly focused on suppliers producing adidas footwear, apparel, accessories and gear for the international market, in 2001 the scope of these activities was extended to cover suppliers for all the Group's brands. The SOE team also started monitoring factories producing for the adidas subsidiaries in the same countries where the products will be sold. This local production is as important to adidas-Salomon as its international production because it helps the Company react to specific local market developments. In 2001, 839 audits were conducted in supplier factories.

External Independent Monitoring

adidas-Salomon recognizes that stakeholders are interested in the credibility of its internal monitoring program. The Group is therefore working with the Fair Labor Association (FLA) as a framework for the external and independent monitoring of its global supply chain activities. adidas-Salomon joined the FLA in 1999. The FLA is a non-profit organization

comprising private corporations, NGOs and universities. It sets standards for labor, health, safety and environmental performance and accredits verifiers to check if participating companies meet these standards. It publishes an annual report that includes a transparent grading of the participating companies' compliance efforts. In 2001, FLA-accredited monitors conducted 15 independent audits at adidas-Salomon supplier factories. The FLA is specialized in detailed interviews with workers and has provided a valuable check of the audits of the Group's internal SOE team.

Emphasis on Training

To achieve a long-term impact, adidas-Salomon considers training even more important than monitoring. The SOE team offers training courses for suppliers' supervisors and managers to help them apply the Standards of Engagement with issues such as fire safety, chemical handling and labor law. In 2001, this team provided 267 training sessions for suppliers and local offices. adidas-Salomon produced several manuals with guidelines regarding safe and healthy work conditions and employment standards. The guidelines are the result of comprehensive health, safety, environment and labor audits that the Group has conducted since 1995. The manuals are developed in cooperation with suppliers. The latest edition of these manuals is the "Guidelines on Employment Standards". This manual guides the monitors through the labor audit, and it provides factory management with examples of unacceptable, good and best labor practices.

Documentation of Achievements

In July 2001 adidas Scheinfeld, the German sports footwear and ball factory owned directly by adidas-Salomon, was successfully revalidated under the Eco Audit Regulation (EMAS II). After numerous measures aimed at retaining and improving work safety, formal recognition was achieved when the Scheinfeld adidas business location won the national Safety at Work Prize 2000 organized by the "Textil- und Bekleidungs-Berufsgenossenschaft" (the textile and clothing trade association). Their "Environmental Statement 2001" contains evidence of adidas-Salomon's achievements in matters relating to the environment over the last three years.

Recognition of Work

As evidence of the success of its global activities in 2001, adidas-Salomon is pleased to cite its selection to again join the Dow Jones Sustainability Group Index, the world's first global sustainability index family tracking the performance of the leading sustainability-driven companies worldwide. The DJSGI measures sustainability on a global basis and includes companies they consider industry leaders in strategic areas such as social, environmental and long-term economic dimensions. Dow Jones ranked adidas-Salomon number one in the footwear and apparel industry on sustainability issues. In July 2001, adidas-Salomon was also included in the FTSE4Good Europe Index, designed by one of the world's leading global index providers. Companies in the index are selected on the basis of their ongoing commitment to environmental sustainability, strong financial performance, a positive relationship with stakeholders and dedication to upholding and supporting human rights.


FTSE4Good
Member of
Dow Jones
FAIR
LABOR
ASSOCIATION
adidas-Salomon Memberships

Further Information

The adidas-Salomon Social and Environmental Report and other related information is available on the corporate website *www.adidas-Salomon.com/en/sea/.*

Employees

The best evidence of the abilities, ambitions and attitudes of the people who work for adidas-Salomon is the achievement of the Group's 2001 financial and strategic targets. The Management would like to thank all employees for their tremendous support, cooperation and commitment this year.

Employees by Region


Latin America
5%
Asia
22%
Europe
51%
North America
22%

Strengthening Activities

As of December 31, 2001, adidas-Salomon employed 13,941 people which represents an increase of 4% versus the previous year with the largest growth coming from Asia and the IT area. This increase corresponds with efforts to strengthen key strategic parts of the Company.

Encouraging Diversity

Commitment to multi-cultural diversity within adidas-Salomon is unwavering. While fortunately no adidas-Salomon employees were directly affected by the tragic events of September 11, the entire Group was deeply shocked and saddened. adidas-Salomon expresses its sympathy to all innocent victims of terror and radicalism. Religious and cultural diversity should not be a source of conflict but rather a source of inspiration and an opportunity to integrate ideas from all over the world. At adidas-Salomon's headquarters in Herzogenaurach, people from 40 different countries are employed, with an average age of 34. All employees are united by a passion for competition and a sporting lifestyle.

Globalizing Personnel Policy

The diversity of the world is also reflected in the varied nature of tax and social legislation, labor law as well as living and education standards. It is adidas-Salomon's goal to harmonize working conditions to the greatest extent possible for all the Group's employees. For that reason, in 2001 adidas-Salomon continued to improve its global personnel policy. This policy, based on global management criteria, has advanced the measurability, steering mechanisms and comparability of all employees versus other global companies and industries. These efforts are also supported by improved global transparency and efficiency through the establishment of a standardized Human Resources information system.

Balancing Work and Leisure

To meet the requirements of different personal and job-related needs, adidas-Salomon is always striving to offer an optimal infrastructure to its employees. To support the Group's commitment to maximum personal accountability adidas-Salomon further developed its flexible working hours model "Flexitime – A Matter of Trust" in 2001. In particular, managers were trained extensively on how to best integrate part-time work into the structure of their

respective departments. Additionally, the planning unit used in the Group's staff planning systems was changed from "Employee" to "Full-time Equivalent" as part of a conscious effort to promote flexible working hours models. In order to maintain the Group's commitment to offering an attractive work environment, a "Work-Life Balance" project was introduced. This ensures that employees can achieve a sensible balance between leisure and working time. adidas-Salomon AG has attained the basic certificate for the "Occupation and Family Audit" awarded by the non-profit-making Hertie Foundation in Germany, and the Group is committed to achieving further recognition in 2002. Other countries will be integrated into the project in 2002.

Rewarding Performance

adidas-Salomon believes in rewarding employees for their competence and contribution. The average six-year length-of-service proves that the Company is right on track with its efforts to maintain a dynamic and inspiring working environment that is backed by longer-term experience within the Company. Two major elements of this system are the "pay for performance" bonus program and the management stock option program (MSOP). The "pay for performance" bonus program offers a performance-based component to the salaries of eligible employees in all areas within the Company. More than 20% of all employees now have a variable salary component. An average of 20% of the remuneration is directly linked to corporate performance. In addition to this bonus system, the management stock option program links the compensation of key executives worldwide to the development of the adidas-Salomon share price. This actively enhances shareholder value by ensuring that management and shareholders have the same goals.



Training for the Berlin Marathon



Employees Preview New Products

ON THE LINE

Sport requires boundaries. The lanes in a swimming pool, the chalk lines on a tennis court, the goals on a football field define where and how great sporting performances can be achieved. In much the same way, adidas-Salomon works within a framework. And in each region and with each brand, the Group made great steps forward in 2001. The following pages outline how these targets were achieved. The Risk Report addresses how adidas-Salomon proactively manages risk to capitalize on relevant business opportunities. The business outlook for 2002 is outlined both qualitatively and quantitatively. And to be consistent with the Group's commitment towards making corporate governance structures more transparent, information regarding the Supervisory and Executive Boards is also included.




1997
1998
1999
2000
2001


Latin America
Asia
Europe
North America

Net Sales Growth by Brand and Region*

(in %)	Europe	North America	Asia	Latin America	Total
adidas	7	(8)	12	3	3
Salomon	4	12	(23)	62	2
TaylorMade-adidas Golf	26	0	102	–	24
Total	**7**	**(5)**	**15**	**4**	**5**

* Versus the prior year

adidas-Salomon

adidas-Salomon consolidated net sales increased by 5% in 2001 to € 6.1 billion. The gross margin was maintained at an industry-leading 42.6% despite currency pressure in Europe and an extremely promotional retail sales environment in the United States. Through strict cost control and savings in the Group's marketing working budget, operating expenses as a percent of net sales declined 105 basis points versus the prior year to 34.8%. adidas-Salomon's income before taxes was € 376 million, up 9% versus 2000. The lower tax rate and minorities helped drive the 15% growth in net income to € 208 million or € 4.60 per share. This result is in line with the expectations communicated by the Group since the beginning of 2001.

Global Economic Climate Develops Adversely

adidas-Salomon's strong performance improvements in 2001 were particularly notable in light of the adverse economic climate in all major international markets. International stock exchanges suffered their worst development in a decade. National economies in all global markets were under pressure. Momentum of the US economy slowed substantially with negative GDP growth in the second half of the year and an already weak retail performance declining significantly following the tragic events of September 11. Germany experienced its lowest GDP growth since the 1993 recession with retail remaining weak throughout the year. Japan's economy suffered its fourth recession in 10 years with strong consumer spending declines. Unemployment rates rose in all major markets. Emerging markets also continued to suffer, with major economic crises occurring in Turkey and Argentina.

Sporting Goods Sector Largely Negative

adidas-Salomon's impressive 2001 performance also contrasted strongly with the overall development of the world's sporting goods markets. In North America, clearance activities accelerated as excess inventory from suppliers entered the market and retailers' price-war activities became more aggressive. In Japan, the market faced overall structural difficulties with all domestic competitors reporting declining profitability. Globally, fashion houses and vertical suppliers who had assertively entered the sporting goods market over the past few years faced stagnating demand, which contributed

strongly to increased promotional activities at the retail level. Despite these negative issues in North America and Asia, the sporting goods market in Europe continued to grow as price increases necessary to compensate for the weak euro were largely accepted by retailers. Most growth in Europe in 2001 was generated through price increases.

adidas-Salomon Sales Reach Record Level of € 6.1 Billion

Consolidated net sales for the Group grew 5% to reach € 6.1 billion in 2001. This is the highest level in the Group's history and the seventh year of continued growth since going public in 1995. This improvement is the result of higher sales being generated by all brands. TaylorMade-adidas Golf posted the most substantial gains, increasing 24% versus the prior year. adidas sales were up 3% and Salomon sales increased 2%. Regionally, Asia and Europe delivered strong improvements, with sales increasing 15% and 7% respectively. Sales in North America declined 5% and grew in Latin America by 4%. On a currency-neutral basis, Group sales increased 6%.

Footwear Sales Up 5%

Net sales of footwear within the adidas-Salomon Group grew 5% to reach € 2.7 billion. Strongest growth came from Originals and the Forever Sport basketball category, where sales increased by more than 50% and 30% respectively. Footwear now generates 44% of total Group sales, reaffirming its position as adidas-Salomon's most important product category.

Apparel Sales Improve 2%

Apparel sales increased 2% to € 2.2 billion, marking the first positive development in this product category in three years. New apparel collections from the adidas Original division and Salomon had strong initial launches. In addition, adidas apparel in technically-oriented Forever Sport categories such as running and basketball each improved more than 25% versus the prior year. Apparel contributed 36% of total Group sales in 2001.

Hardware Sales Grow 9%

Hardware sales, which primarily came from the TaylorMade and Salomon brands, again recorded the strongest growth among product categories, up 9% to € 1.2 billion. This reaffirms adidas-Salomon's position as the number one global supplier of sports hardware products, as measured by total net sales. Hardware sales represent 20% of total Group sales.

Sales in Europe Beat Target

Sales for adidas-Salomon in Europe outpaced the Group target of 3 to 5% growth. Positive sales performance was generated by all brands, driving an overall increase in the region of 7% to € 3.1 billion. Sales at brand adidas grew 7%, primarily as a result of strong performance in the region's largest markets Germany, the UK and France. TaylorMade-adidas Golf was also one of the main drivers of growth in Europe, with sales up 26% following the excellent reception of the new 300 Series and successful repositioning of the TaylorMade brand. Salomon also grew, with European sales up 4%, driven largely by double-digit growth in the apparel and ski boot categories.

Net Sales by Product Category



Hardware
20%
Footwear
44%
Apparel
36%

adidas-Salomon Footwear Net Sales by Region

(euros in millions)	2001	% of Total
Europe	1,253	47
North America	864	33
Asia	390	15
Latin America	125	5
Total*	2,650	100

* Difference in total due to HQ/Consolidation

adidas-Salomon Apparel Net Sales by Region

(euros in millions)	2001	% of Total
Europe	1,314	59
North America	521	24
Asia	334	15
Latin America	42	2
Total*	2,212	100

* Difference in total due to HQ/Consolidation

Gross Profit
(euros in millions)

1997	1,737
1998	2,124
1999	2,352
2000	2,523
2001	2,601

Gross Profit by Brand*


TaylorMade-adidas Golf
11%
Salomon
12%
adidas
71%

* Difference in total due to HQ/Consolidation

Gross Margin
(in %)

1997	41.0
1998	41.9
1999	43.9
2000	43.3
2001	42.6

Target range 41 to 43%

Asian Sales Reach € 1 Billion

Asia was the fastest growing region for the Group. Sales increased 15% to reach € 1 billion for the first time. On a currency-neutral basis, this increase was 25%. adidas sales increased 12%, driven by strong growth of adidas in Japan, which accelerated throughout the year in anticipation of the 2002 FIFA World Cup™ football championship. TaylorMade-adidas Golf sales doubled in the region for the second year in a row with substantial increases in Japan and South Korea. Salomon sales declined in Asia as a result of poor winter business and the over-stocked outdoor footwear market.

North American Sales Develop As Anticipated

In North America, sales for the Group were down 5% to € 1.8 billion in 2001. This is in line with Management expectations and represents a decrease of 7% in currency-neutral terms. Brand adidas was the main contributor to this decline with sales down 8%, as the brand's efforts to target athletic specialty retailers more aggressively led to initial declines in the volume sales channel. TaylorMade-adidas Golf sales remained stable, despite challenging market conditions that resulted in significant declines for major competitors. Salomon sales grew 12%, driven by the successful reintroduction of inline skates in North America.

Latin America Sales Improve Despite Tough Market Conditions

In Latin America, sales increased 4% to € 178 million. On a currency-neutral basis, this increase was 11%. After a strong first half year, economic pressure in Argentina dampened overall development in the region. Sales for adidas increased 3%, driven by higher sales in Brazil and Colombia. Salomon and TaylorMade-adidas Golf products, while only a minor component in overall sales, continued to grow rapidly.

Licensee Sales Increase

Net licensee sales grew 4% to € 642 million in 2001. This improvement was due to increased sales by product licensees in Europe, showing the strength of the adidas brand name in the region.

Gross Margin at Industry-Leading Level of 42.6%

Despite continued negative impacts from the strong US dollar on sourcing costs, the adidas-Salomon gross margin remained high at 42.6%. adidas margins declined as a result of the highly promotional retail sales environment in North America and continuing unfavorable exchange rate effects on sourcing costs. Partially offsetting these effects were margin gains from the further expansion of adidas own-retail activities, an improving product mix and selective pricing initiatives. Salomon contributed positively to the Group margin, led largely by improving margins in its alpine products. The TaylorMade-adidas Golf gross margin also improved as high-margin metalwood products contributed more to overall sales. The Group's gross margin was at the high end of the 41 to 43% range communicated by Management as the ongoing target. The gross profit increased by 3% to € 2.6 billion.

Substantial Increase in Operating Profit Supported by Cost Reductions

In 2001, operating profit increased by 9% to € 475 million. This improvement is the result of solid top-line growth, a continued healthy gross margin and operating expense savings. Operating profit of the adidas brand fell by 10%, impacted by the difficult market conditions in North America and the expensive US dollar sourcing currency for Europe. Salomon operating profit grew 3%, supported by improving Mavic results. TaylorMade-adidas Golf increased operating profit by an impressive 41% driven by the ongoing success of metalwoods and growth in Asia. The financial impact of central hedging activities also improved versus the prior year, helping the operating profit comparison. Detailed information on sales and operational performance of the individual brands is presented in the segmental reporting chapter of this report.

Operating Expenses as a Percent of Sales Decrease for First Time in Five Years

While revenue grew 5% in 2001, operating expenses, which include selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill) increased only 2% to € 2.1 billion. This equates to 34.8% of net sales, representing a 1.0 percentage point improvement versus the prior year, marking the first decline in operating expenses as a percent of net sales for the Group in five years. Strict cost control throughout the Group and savings in the marketing working budget were the drivers of this improvement.

Operating Profit
(euros in millions)

1997	316
1998	416
1999	492
2000	437
2001	475

Operating Profit by Brand


TaylorMade-adidas Golf
13%
Salomon
13%
adidas
74%

Operating Expenses
(in % of net sales)

1997	33.0
1998	33.7
1999	34.9
2000	35.8
2001	34.8

Marketing Working Budget
(in % of net sales)

1997	12.8
1998	12.9
1999	13.5
2000	13.7
2001	12.0

Royalty and Commission Income
(euros in millions)

1997	44
1998	45
1999	35
2000	43
2001	42

Research and Development Focus on New Products

Research and development costs, which are included in operating expenses, were € 86 million in 2001. New technical footwear and apparel innovations at adidas, product category expansion at Salomon and golf product development at TaylorMade-adidas Golf were the primary focus of these expenditures.

Substantial Marketing Working Budget Savings

The marketing working budget, which is comprised of Group advertising and promotional expenses, accounted for 12.0% of net sales in 2001 versus 13.7% in the prior year. This reduction comes as a result of non-renewal and renegotiation of contracts with athletes and teams that were deemed less critical to the adidas brand. 2000 figures were high, as they included one-time costs associated with the Summer Olympics and the EURO 2000™ football championship. SG&A improvements were utilized to finance further expansion of adidas own-retail business and investments in the Group sales and logistics infrastructure to sustain long-term growth momentum.

Amortization of Goodwill at Prior-Year Level

At € 40 million, the amortization of goodwill remained unchanged in comparison to 2000. The largest component was € 29 million related to the acquisition of the Salomon group in 1997.

Royalty and Commission Income Virtually Unchanged

Royalty and commission income decreased by 2% to € 42 million. Higher income in Europe was offset by a decrease in North America.

Financial Result Impacted by Currency Effects

The financial result in 2001 deteriorated by 8% to negative € 102 million. The impact of lower average interest rates was more than offset by the higher average borrowing level throughout the year and extraordinary currency effects, in particular those associated with the financial crisis in Turkey.

Extraordinary Income Neutral to Results

Extraordinary income of € 2 million was the result of exercised stock options which were granted in the Special Reward and Incentive Plan (SRIP). As in previous years, these options are neutral to net income as the resulting expenses of the same amount are included in the SG&A expenses.

Solid Increase in Income Before Taxes

Income before taxes was € 376 million, up 9% versus 2000, reflecting operating gains despite the more negative financial result. As a percentage of net sales, income before taxes improved by 0.2 percentage points to 6.2%, providing evidence of improving bottom-line profitability.

Net Income Up 15% in Line with Expectations

Net income for the Group was € 208 million, up 15% compared to the prior year's level. Operating profit gains were supported by a lower Group tax rate. Taxes as a percentage of income before taxes and minority interests declined 1.2 percentage points, largely due to a more favorable regional profit mix and a reduction of the German and other European tax rates. Furthermore, minority interests improved by 17% to negative € 21 million due to lower profits at the Company's joint ventures. Earnings per share were reported at € 4.60. This result is a 15% year-over-year increase and is in line with the targets stated by Management since the beginning of 2001.

Total Assets Increase

Total assets of the adidas-Salomon Group increased by € 165 million or 4% in 2001 to € 4.2 billion.

Inventory Reductions in Line with Management Targets

Inventories at adidas-Salomon were reduced by 2% to € 1.3 billion, despite increasing order backlogs. This improvement came as a result of the Group's working capital reduction initiatives, with improving comparisons each quarter. Lower inventories at brand adidas were responsible for the development, with significant progress made in both North America and Europe. Inventories at TaylorMade-adidas Golf increased in line with sales expectations for the first quarter 2002. Salomon inventories also increased following the industry's soft fourth quarter performance.

Improving Inventory Structure

In addition to lower overall inventory levels, adidas-Salomon continued to improve the inventory aging structure. At year-end, adidas current inventories comprised 72% of total inventory, an improvement of 2.0 percentage points versus the prior year. This development, in conjunction with the better clearance margins derived from adidas own-retail activities, resulted in an overall reduction in provisioning requirements due to an improved overall structure of Group inventories.

Income before Taxes
(euros in millions)

1997	346
1998	319
1999	398
2000	347
2001	376

Inventories Development versus the Prior Year
(in %)

Q1 2001	29
Q2 2001	22
Q3 2001	1
Q4 2001	(2)

Equity Ratio
(in % of total assets)



1997
32.2
1998
14.4
1999
18.0
2000
20.3
2001
24.3

Capital Expenditure Development*
(euros in millions)



1997
48.4
1998
1999
101.3
2000
124.8
2001
159.7

* Comprises property, plant and equipment expenditures

Sales Growth Mirrored in Receivables Development

Year-end trade receivables increased by 11% compared to the prior year, supported by the sales growth of the last two months. Current receivables improved 2.0 percentage points, despite the difficult prevailing economic situation.

Fixed Assets Increase

Fixed assets increased 7% in 2001 to € 1.1 billion. The major component of this growth resulted from the construction of adidas-Salomon North America's new headquarter facility, "adidas Village", in Portland, Oregon. This facility opened in February 2002.

Equity Ratio Improves Substantially

The Group's equity base was further strengthened in 2001. Equity rose 24% to € 1 billion. The majority of net income was retained within the Group and used to strengthen the equity base. Additional positive effects came from equity translation differences and the hedging reserve resulting from the fair valuation of financial instruments which was recorded within equity, pursuant to IAS 39. The equity ratio rose by 4.0 percentage points to 24.3%. Financial leverage, the ratio of net borrowings to equity, improved 54.1 percentage points to 165%.

Investments Increase

Investments in property, plant and equipment for the Group amounted to € 160 million or +28% in comparison to the prior year. A major component was the construction of the new headquarters for adidas-Salomon North America with a total expenditure of € 39 million in 2001. Other areas of investment included the expansion of the Company's own retail business, improvements to the IT infrastructure, the construction of Salomon's Annecy Design Center, and the modernization and automation of the global supply chain.

Net Borrowings Reduced by € 112 Million

Net borrowings as of December 31 were € 1.7 billion, down € 112 million versus the prior year. This reduction beat the Management target of € 100 million established early in 2001. After the seasonal peak in August, net borrowings declined after the effect of proactive measures taken to improve operating working capital became visible.

Financing Instruments Optimized

The Group continued to diversify its financing instruments in 2001, to further reduce dependence on traditional bank financing. In addition to arranging new private placements with maturities of up to six years, in 2001 the Company started its first asset-backed securities program for the financing of trade receivables. This program, which has a volume of € 250 million, had outstandings of € 155 million at year-end. In accordance with IAS, the Group included receivables and financing associated with this program on its consolidated balance sheet. As a result, the ABS program did not impact the 2001 debt level. Asset-backed securities provide the Company with an additional source of financing, over a period of several years, at short-term conditions, which generally implies lower interest rates. Additionally, the maturity of most of the committed medium-term credit lines was extended from 2004 to 2005.

Interest Rate Protection Improved

Due to the concentration on short-term financing, with protection of interest rate risks through interest rate options, the Group fully benefited from the interest rate decline throughout 2001. The weighted average interest rate on all borrowings was 4.5% versus 5.1% in the prior year. This improving trend continued into early 2002. Taking advantage of the general decline in interest rates, the Company lowered the levels of its protected interest rates for a major portion of the interest rate options.

Employee Number Increases in Strategically Important Areas

As of December 31, 2001, adidas-Salomon employed 13,941 people which represents an increase of 4% versus the previous year with the largest growth coming from Asia and the IT area. This increase corresponds with efforts to strengthen key strategic parts of the Company. Detailed information regarding adidas-Salomon employees, human resources policy and performance incentives can be found in the Employees chapter of this report.

Relative Composition of Net Borrowings*



(in %)
Total**
1997
1998
1999
2000
2001
730

* At year-end
** Euros in millions

Bank Borrowings
Commercial Paper
Private Placements
Asset-Backed Securities

Number of Employees*



1997
1998
1999
2000
2001
7,983
12,036
12,829
13,362
13,941

* At year-end

adidas at a Glance (euros in millions)	2001	2000	Change
Net sales	4,825	4,672	3%
Gross margin	38.2%	40.8%	(2.6pp)
Operating profit	352	391	(10%)
Order backlogs*			4%

* At year-end

adidas Forever Sport Footwear Net Sales by Sports Category



Others
22%
Running
32%
Tennis
9%
Training for Sport
10%
Basketball
11%
Football
16%

adidas Forever Sport Apparel Net Sales by Sports Category



Others
8%
Basketball 2%
Running 2%
Tennis 3%
Football
14%
Training for Sport
71%

adidas

Sales of the adidas brand increased 3% in 2001 to reach € 4.8 billion. All regions reported improvements with the exception of North America, which declined in line with Management expectations. Gross margin was down 2.6 percentage points as the weak euro continued to increase sourcing costs in Europe and the heavily promotional retail sales environment in the US persisted. This drove operating profit for the brand down 10% versus 2000, despite strict cost control, which led to a 2% decline in operating expenses. For 2002, sales growth is anticipated in all regions as new product collections, technologies and major sporting events heighten global excitement about the Group's most important brand. In particular, double-digit growth is projected for adidas in both North America and Asia.

adidas Sales Top € 4.8 Billion

In 2001, adidas net sales increased 3% to € 4.8 billion. Growth came from all regions except North America. On a currency-neutral basis this increase was 4%. Retail sales increased 37% to € 354 million in 2001, with new adidas concept and Originals stores as well as factory outlets being a major contributor. Sales from the Original division were the largest component of brand adidas growth, up more than 50% versus the prior year. These products, which officially became a separate product division in 2001, grew at double-digit rates in all regions. Basketball was the strongest growing sports category in the Forever Sport division, with sales up 37% as a result of strong performance by The **KOBE** and **KOBE**TWO as well as other innovative products including All Day All Night, Mad Handle and Mad Hoopz. Overall sales for the Forever Sport division declined 3%, as products developed under the new marketing and design structure had not yet entered the market.

Market Pressures Lead to Gross Margin Decline

The adidas gross margin declined by 2.6 percentage points to 38.2%. Currency pressure in Europe, clearing activities to support the working capital initiatives, and the heavily promotional retail environment in the United States pushed down brand margin. Increased adidas own-retail activities and an improving product mix offset some of these pressures.

Major Strides in Operating Expense Reduction

Operating expenses as a percentage of net sales declined by 1.5 percentage points to 30.9%. This decrease was 2% in absolute terms. As targeted by Management, a reduction in the marketing working budget played an important role in this development, with these expenses as a percent of net sales declining 2.1 percentage points. These improvements, however, could not fully compensate for the gross margin decline, which led to an operating profit decrease of 10% to € 352 million.

adidas Sales in Europe Drive Growth in 2001

In 2001, sales for brand adidas in Europe increased 7% to a record € 2.6 billion. adidas own-retail activities were a major contributor, with sales up approximately 60% to € 132 million and the number of retail outlets increasing from 37 in 2000 to 65 in 2001. The majority of these new stores were opened in Eastern Europe. Most visible, however, were the openings of two concept stores in Paris and Stockholm as well as the world's first adidas Originals store in Berlin.

Sales Gains in Europe in Both Footwear and Apparel

By product category, sales increased most in footwear, up 15% to € 1.2 billion. Growth drivers were the Original division and the Forever Sport football category. In apparel, sales grew 1% to € 1.3 billion.

Sales Up at Major European Subsidiaries

Sales increased in all major markets with major subsidiaries Germany, France and the UK leading growth in the region. Intensified key account activity in each of the countries was a major driver of growth. adidas Denmark, the fully-owned subsidiary that replaced the brand's distributor in 2001, also made a positive impact on European sales during its first year in the Group. adidas continues to hold leading market positions in many of Europe's largest countries and is also the undisputed market leader in Central and Eastern Europe.

Currency Pressure Reduces adidas Gross Margin in Europe

The gross margin in Europe was 38.0%, down 4.0 percentage points versus 2000 as a result of strong currency pressure. The euro has declined 25% versus the US dollar in the last three years. This has led to higher sourcing costs, as these transactions are largely denominated in dollars. The resulting margin pressure has been partially offset by the increasing contribution of high-margin adidas own-retail activities and selective price increases.

Further Increase in European Sales Anticipated for 2002

At the end of 2001, orders in Europe were down 2%. This was the result of buying limits imposed by many retailers in a less secure macroeconomic environment and early deliveries to meet market requirements in some countries. This overall figure masks positive backlogs in countries such as the UK, Italy, Spain, Benelux, Switzerland and Austria. Orders for delivery in the

adidas Operating Expense Development
(in % of net sales)



1997
33.0
1998
32.6
1999
31.4
2000
32.5
2001
30.9

adidas Net Sales by Region



Latin America
4%
Asia
15%
Europe
54%
North America
27%

adidas in Europe (euros in millions)	2001	2000	Change
Net sales	2,600	2,427	7%
Gross margin	38.0%	42.0%	(4.0pp)
Order backlogs*			(2%)

* At year-end

adidas in North America (euros in millions)	2001	2000	Change
Net sales	1,322	1,430	(8%)
Gross margin	34.8%	36.1%	(1.2pp)
Order backlogs*			8%

* At year-end

adidas in Asia (euros in millions)	2001	2000	Change
Net sales	726	645	12%
Gross margin	44.5%	46.2%	(1.7pp)
Order backlogs*			18%

* At year-end

adidas in Latin America (euros in millions)	2001	2000	Change
Net sales	174	169	3%
Gross margin	40.6%	42.0%	(1.4pp)

second quarter are also up by double-digit amounts in nearly all European countries in anticipation of the strong new product offering and the 2002 FIFA World Cup™ football championship. As a result, adidas anticipates single-digit sales growth in Europe for 2002.

adidas Sales in North America Reflect Challenging Environment

2001 sales in North America came in at € 1.3 billion, down 8% compared to the prior year. Restated in constant dollars, sales decreased by 10%. The reasons for the decline were both market- and company-related. In 2001, adidas was again confronted with a difficult retail market in North America. Most importantly, early in the year, a key competitor announced a major inventory problem that resulted in an additional five million pairs of shoes entering the market. As a result, clearance activities increased dramatically and margins declined across the industry. Additionally, the brand's efforts to increase its percent of sales within the athletic specialty channel led to initial declines in the volume sales channel. Despite tough retail conditions following the tragic events of September 11, adidas own-retail sales exceeded prior-year levels due to improved comparisons at the adidas concept stores and additional square footage at new factory outlets.

Basketball Sales in North America Up More Than 40%

By product category, footwear sales declined 10% to € 818 million in 2001. The sales increase of more than 40% in the up-and-coming Forever Sport basketball category partially offset declines in running and training for sport. Strong sales were also recorded in the Original division, and the Forever Sport tennis and football categories. Apparel declined 3%, with mixed category development within the Forever Sport division. Performance apparel in the football, running and basketball categories made gains, while sales in the training for sport and youth categories, where product differentiation is more difficult, declined.

Promotional Retail Environment Reduces adidas Gross Margin in North America

The gross margin in North America fell 1.2 percentage points versus 2000 to 34.8%. The heavily promotional sales environment at US retail could not be fully compensated for by the positive impact of adidas own-retail sales.

Positive Sales Growth Expected in North America in 2002

Sales in 2002 are expected to increase significantly. In particular, it is anticipated that footwear will grow at double-digit rates as the focused adidas product mix and marketing to athletic specialty begin to show visible effects. Basketball will again be the lead category for growth, but also football, running and tennis are expected to grow at solid double-digit rates. Year-end backlogs for the region were up 8% in euro terms or 3% in constant dollars, supporting this target. Footwear was up 13% (7% currency-neutral). And although apparel was flat (-5% currency-neutral), adidas-Salomon remains confident about the opportunities for adidas brand apparel in North America as increased auto-replenishment and at-once business provide solid potential for the category in 2002.

Sales Momentum Continues for adidas in Asia

The adidas brand in Asia delivered strong sales growth in 2001, with sales up 12% to € 726 million despite continued macroeconomic pressures throughout the region. The largest component of this increase was again sales improvement at adidas Japan. Since adidas took over distribution of its own products in 1999, sales have increased by nearly 70%. In addition to this growth, South Korea, Hong Kong and, in particular, China all delivered strong improvements. Smaller markets such as New Zealand and Indonesia also showed impressive growth rates, enabling adidas to strengthen its leading position in these markets.

adidas Sales in Asia Grow in Both Footwear and Apparel

The main growth driver in Asia was footwear, which grew 19% to € 371 million year-over-year with solid performance in the Forever Sport basketball, football and tennis categories. Apparel grew by 7% to € 316 million, despite strong competition from casual brands.

Gross Margin for adidas in Asia Declines

The gross margin for adidas in Asia declined by 1.7 percentage points to 44.5%. This is still the highest regional gross margin, with improvements coming from all major markets except Japan and Australia. In both these countries, higher purchasing prices as a result of the weak local currencies were the primary driver of the decline.

Positive 2002 Outlook for adidas in Asia Reflects Confidence in World Cup Activities

The strongest regional growth for adidas in 2002 will again come from Asia, where World Cup fever is expected to give adidas strong momentum throughout the region. This event will be the most important global sporting event in 2002 and it is expected to attract a cumulative television audience of more than 41 billion spectators. In addition to increased football sales, the 2002 FIFA World Cup™ will underscore adidas' overall image in the region as a performance sports brand with solid growth also projected for the Forever Sport running and basketball categories. Order backlog development supports this vision, with orders up 18% in euro terms or 24% on a currency-neutral basis.

adidas Sales in Latin America Positive Despite Difficult Market Conditions

Latin America sales grew 3% to € 174 million in 2001. This increase, which in constant currency was 9%, was driven by increases in Brazil and Colombia. Sales in Argentina were nearly stable, despite the collapse of the national economy late in the year.

Footwear and Apparel Sales Grow in Latin America

adidas footwear sales in Latin America grew by 3% to € 122 million. This was largely the result of success in the tennis and adventure products. Apparel sales grew by 2% to € 42 million, driven by improvements in the Forever Sport football and training for sport categories.

adidas Gross Margin in Latin America Declines

The gross margin decreased by 1.4 percentage points in Latin America to 40.6%. Successful adidas own-retail activities were partially able to compensate for sales growth in lower-margin categories and higher overall clearance sales.

Cautiously Optimistic Outlook for adidas in Latin America

Although order taking in Latin America is less formalized than in other regions of the world, initial discussions with customers suggest that sales are likely to grow in Latin America during 2002. The primary drivers of this growth will be improved brand positioning in major markets as well as increased adidas own-retail programs.

Salomon at a Glance (euros in millions)	2001	2000	Change
Net sales	714	703	2%
Gross margin	43.8%	42.1%	1.7pp
Operating profit	63	61	3%

Salomon Net Sales by Product



Nordic Products*
5%
Apparel and Gear
7%
Cycling Products****
8%
Snowboarding Products***
8%
Skating Products**
Alpine Products*
14%
Outdoor Footwear

* Includes skis, boots, bindings and other related products
** *Includes inline skates and skateboards*
*** Includes boards, boots and bindings
**** Includes wheels, rims and other related cycling products

Salomon

2001 was an important year for the continued repositioning of Salomon as the Freedom Action Sports division within the Group. 2001 Salomon figures consolidate sales and earnings from Salomon as well as Mavic, Bonfire and Cliché. Sales for this family of brands grew 2% to € 714 million. The gross margin increased by 1.7 percentage points as the result of production efficiencies and trading up within the product offering. As a consequence of planned sales and marketing expenditure increases, operating profit grew 3% to € 63 million. In 2002, continued sales and profit improvements are expected for Salomon.

Summer Sales Up 5%

Net sales for the Salomon brands increased by 2% to € 714 million in 2001. On a currency-neutral basis, this increase was 3%. After strong nine-month sales performance of winter products (+19%), in the fourth quarter poor snow conditions and lower participant mobility following the tragic events of September 11 caused sales for winter products to be flat for the year. These products represent 69% of Salomon revenue. Summer products, which comprise 31% of Salomon sales, grew 5% in 2001. Key drivers were Salomon inline skates and Mavic bike wheels, up 19% and 18% respectively.

Soft Goods Sales Rise 7%

Hardware sales for Salomon in 2001 were € 571 million or 80% of total sales. Key products in this area include alpine skis, bindings, boots as well as cycling products, inline skates and snowboard products. Soft goods, which is a relatively new area within Salomon, consist of footwear, apparel and accessories and generated € 143 million or 20% of Salomon sales in 2001. Strong sales growth at Bonfire and the introduction of Salomon's own apparel line led to 7% revenue growth for soft goods in 2001. In the medium term, soft goods sales are expected to grow to 30% of total Salomon sales.

Regional Growth in the US, Europe and Latin America

In 2001, net sales grew in three of the four Salomon regions. In North America, sales were up 12% driven by strong sales in inline skates and snowboard products, up 55% and 14% respectively. In Europe, Salomon's largest market, sales increased 4% with ski boots (+10%), apparel (+144%) and bike wheels (+23%) leading the way. In Asia, Salomon sales declined 23% as a result of poor winter business and the over-stocked outdoor footwear market in Japan. Although Latin America is a minor region for Salomon, sales grew 62% as a result of strong hiking and outdoor footwear growth.

Gross Profit Improvement Outpaces Sales Growth

The gross profit was up 6% to € 313 million. This is the result of impressive gross margin gains at Salomon. The margin came in at 43.8%, up 1.7 percentage points from the previous year. These improvements came as a result of higher margins on alpine products, an improving product mix and increased production efficiencies.

Increased Marketing Commitment Reflected in Operating Profit

The operating profit for Salomon grew 3% to € 63 million. Stepped-up sales and marketing initiatives, which had been introduced as part of the Growth and Efficiency Program, drove operating expenses higher, notably in sales expenses related to the development of the soft goods business. In contrast, the opening of the new Annecy Design Center allowed research and development as well as product design resources to be stabilized. This state-of-the-art facility in Annecy, France, promotes the product design and development synergies between Salomon and Mavic.

Further Sales and Profitability Improvements Expected for 2002

Net sales of Salomon brand products will continue to increase in 2002, as the multi-brand apparel strategy with products marketed under the brands Salomon and Bonfire expands. Arc'Teryx, a leading supplier of technical outdoor apparel in North America, was purchased by Salomon in January 2002 and its growing sales will be consolidated in Salomon figures in 2002 for the first time. Cliché, Salomon's new skateboard brand, is also expected to deliver strong sales growth. On the other hand, the inline skate market and thus Salomon's sales in this category are expected to decline in 2002. Operating profit will return to growth in 2002 as production, design and back-office synergies within Salomon become visible.

Salomon Net Sales by Region



Latin America
1%
Asia
16%
Europe
54%
North America
29%

TaylorMade-adidas Golf at a Glance (euros in millions)	2001	2000	Change
Net sales	545	441	24%
Gross margin	51.5%	49.5%	2.0pp
Operating profit	63	44	41%

TaylorMade-adidas Golf Net Sales by Product



Other Hardware*
5%
Golf Balls
1%
Putters 2%
Apparel 7%
Footwear 8%
Metalwoods
52%
Irons
25%

* Includes golf bags, gloves and other accessories

TaylorMade-adidas Golf

In 2001, TaylorMade-adidas Golf sales grew 24% with increases driven by Asia and Europe. This was the highest rate of improvement within the Group and occurred despite macroeconomic pressures on the industry, which led to declines at all major competitors. The market repositioning of the TaylorMade brand to better target premium players and the strong acceptance of the 300 Series metalwoods collection were the primary drivers of this success. Gross profit at TaylorMade-adidas Golf increased 27% and operating profit grew 41%. In 2002, double-digit sales increases are again expected.

Metalwoods Sales Grow 50%

Net sales at TaylorMade-adidas Golf grew 24% to € 545 million. On a currency-neutral basis, sales grew 26% with increases coming from nearly all categories. In particular, TaylorMade metalwoods sales were up 50% versus the prior year. This is the industry's largest and most important category. The 300 Series, a new line of metalwoods and irons targeted at optimizing the strengths of individual golfers, was the primary contributor of growth in the category. In 2001, the TaylorMade driver from this collection was the leading driver on the US, European and Japanese professional golf tours. Sales in the category were also helped by the successful launch of the 200 Steel Series in October. Metalwoods now comprise over 50% of TaylorMade-adidas Golf sales.

adidas Golf Sales Improve Significantly

adidas Golf products also contributed strongly, with footwear sales increasing 37% and apparel sales up 25%. These improvements are evidence of the synergies realized by combining the design and marketing efforts for all global golf activities at the golf business unit headquarters in Carlsbad, California.

Asia Leads Regional Sales Growth

On a regional basis, the largest revenue growth in 2001 again came from Asia, where sales increased 102%. This follows a sales improvement of 97% in 2000 and is a testament to the growing strength of the TaylorMade and adidas Golf brands in the region. In America, sales were stable despite industry declines following the late-breaking spring, the stagnant US economy and market uncertainty following the tragic events of September 11. In Europe, sales increased 26% as a result of strong acceptance of the 300 Series metalwoods as well as a general strengthening of the brand.

Gross Profit at Record Level

TaylorMade-adidas Golf gross profit increased 27% to reach € 281 million. The gross margin was 51.5%, up 2.0 percentage points versus 2000. This strong improvement was driven by a higher percentage of overall sales coming from the high-margin metalwoods category. The brand's strong growth in Asia, where gross margins are generally higher, also contributed to the improvement.

Operating Profit Increases 41%

Operating profit for TaylorMade-adidas Golf increased 41% to € 63 million in 2001. This occurred despite a sizable increase in operating expenses, which were up 23% in line with sales. The increase supported efforts to improve the brand's sales and marketing focus. In particular, these expenses grew in Japan and Korea to support strong sales growth in those markets.

Double-Digit Sales Growth Expected Again in 2002

For 2002, TaylorMade-adidas Golf has entered into a marketing and distribution agreement with the Dunlop Slazenger Group to sell Maxfli and Slazenger golf products. This deal will lead to significant growth in the golf ball category. Additionally, TaylorMade strength in the metalwoods, irons and putters categories is expected to drive double-digit sales increases at TaylorMade-adidas Golf in 2002. Operating profits will also rise as a result of continued gross margin strength coupled with lower operating expenses as a percent of net sales.

TaylorMade-adidas Golf Net Sales by Region


Europe
15%
North America
53%
Asia
32%

Risk Report

As a global company, adidas-Salomon is exposed to a variety of business risks. Risks are defined as internal or external factors which can influence the achievement of short-term goals or the implementation of long-term strategies and the financial health of the Company. Risks can also impact intangible values such as brand image or the social and environmental record of the Company.

Managing Risk

adidas-Salomon seeks to ensure an optimal balance between maximizing entrepreneurial opportunities and recognizing and controlling associated risk. An integrated financial controlling and risk management system is in place to ensure early identification of potential risks, evaluation of probable consequences, and installation of precautions where appropriate. adidas-Salomon's financial controlling and risk management is based on systematic and comprehensive planning instruments which forecast detailed future financial performance. Regular and ad-hoc business reviews are conducted to provide timely analysis of performance variances versus established targets and other relevant risk information. Benchmarking adidas-Salomon business units with each other and relevant competitors from the industry utilizes a balanced scorecard of key financial data as well as external and internal non-financial indicators. The results of this benchmarking process support the identification and implementation of further best practices. The remainder of this chapter presents a qualitative and quantitative list of the most relevant risks for adidas-Salomon.

Consumer Preferences and Brand Image Risks

The sale of adidas-Salomon products is dependent both on consumer preferences and on brand image. Changes in consumer sentiment with respect to brand acceptance, competing products and market trends have the potential to endanger sales and margins globally or in individual markets. For this reason, continuous market and trend research regarding design, quality, image and price point issues is conducted. Further, continuous technology and design innovations ensure that new trends are taken up and are managed in a risk-aware manner.

Supplier Risks

The vast majority of adidas-Salomon products are sourced in third-party factories around the world. Their delivery performance, pricing and product quality are critical to adidas-Salomon. To ensure the highest possible quality products, adidas-Salomon employs around 200 quality control officers to monitor factory performance. Detailed product cost analyses are performed both before purchase and historically to ensure competitive pricing and opportunities for further margin improvements. To support best practice standards in all regions, regular benchmarking analysis of all suppliers identifies optimal product allocation, cost, quality and delivery performance. To avoid overdependence on individual suppliers, adidas-Salomon maintains relationships with numerous and geographically diverse manufacturers.

Social and Environmental Risks

Social issues such as working conditions or irresponsible practices can have a significant impact on the Company's reputation. The Company is aware of its responsibility and a specialized Social and Environmental Affairs Team monitors the factories of adidas-Salomon suppliers to ensure compliance of the processes and products with social, environmental, health and safety standards. If necessary, action plans are then put in place to ensure improvements. The team communicates with stakeholders (including non-governmental organizations and media) to create transparency in areas of potential risk.

Financing Risks

Interest rate changes and liquidity developments have a direct impact on the Group's consolidated financial statements. For example, the Group estimates that a 1.0 percentage point increase or decrease in interest rates would cause after-tax earnings to change by € 12 million over a 12-month period. Financing as well as currency risk is centrally managed at the Group's headquarters in Germany. To ensure best response to changing market conditions, this risk is closely monitored. When a relevant risk has been identified, it is addressed with appropriately structured financing or derivative products.

Currency Risks

Due to the high share of production and sales which are denominated in different currencies, the Company is exposed to economic risks, including unexpected changes in exchange rates. The sourcing organization invoices Group companies primarily in their local currencies. As a result, the currency risk is concentrated at the sourcing level. In order to reduce exposure in these areas, natural hedges are pursued wherever possible. For additional protection, common market instruments such as options and forward contracts are used.

Legal Risks

As a global corporation, adidas-Salomon observes a wide variety of differing national laws and regulations. Finding solutions for the various legal matters within the Group entails risk, especially in the formulation of contracts, the protection of trademark rights, the resolution of corporate legal issues and the taking of legal action. In order to optimally manage these tasks and reduce risk, internal and external specialists are assigned to the respective affairs as appropriate.

Group Outlook

International Markets

The macroeconomic outlook for 2002 remains depressed. With global growth having declined throughout the year and continued deceleration anticipated in 2002, economic trends in the world's major markets will provide little momentum in 2002. In Europe, the current consensus among banks is that real GDP growth in 2002 will again be lower than 2001 in all the major European countries. For the United States, many economists are becoming optimistic about a mild recovery in the second half of 2002. The outlook for Asian markets is cautiously optimistic, with the World Cup expected to spur economic recovery in Japan, although there are many negative signals for other countries within the Asian market. In Latin America, the Argentinean peso was devalued in early 2002 and the economy continues to suffer. Other economies are likely to be impacted by spill-over effects in the region.

Sporting Goods Sector

Despite the depressed macroeconomic situation, the sporting goods industry looks poised to recover in 2002. Indicators of this include positive order backlog development for major US sporting goods suppliers for the first time in nearly three years, cleaner global inventories at both the supplier and retailer levels, and retail space growth predicted in the US and Europe for the first time in two years. Basketball sales should increase for the major sporting goods companies in the US, as the product cycle appears to be entering a strong phase. Football sales should also increase globally, as the 2002 FIFA World Cup™ activities drive higher interest and participation in the sport. Two sporting areas that will continue to be under pressure in 2002 are the US golf market and the global inline skate market.

Double-Digit Increases in the US and Asia Drive adidas-Salomon Sales Growth

Group sales are projected to grow at least 5% in 2002 with growth coming from all regions. In particular, double-digit sales increases in Asia and North America will be major contributors. The 2002 FIFA World Cup™ represents a unique opportunity to grow brand momentum in the high-potential Asian region. With outstanding new products and strong marketing associated with the event, adidas intends to translate its dominance of the football market into substantive growth in Japan and the rest of Asia.

Strong TaylorMade momentum in the region will also continue. In America, double-digit gains will be driven by both footwear and apparel improvements. Changes to how adidas-Salomon approaches the market combined with adidas product innovations mark the Group's return to growth in the world's most important sporting goods market. In Europe, adidas-Salomon is targeting modest overall gains, supported by strong improvements in key markets such as Italy and Spain and further growth with key accounts. In Latin America, moderate sales increases are expected, although growth in the region is uncertain because of regional effects tied to the Argentinean financial crisis.

Two New Footwear Innovations to Lead Forever Sport Growth

Within the adidas Forever Sport division, two important new technologies are being introduced in 2002 to drive sales, brand momentum and adidas' credibility for innovation. ClimaCool™, a 360-degree ventilated shoe which reduces foot moisture and temperature, enters the market in Spring 2002 and will be supported with a global marketing campaign in four key sports categories: running, basketball, tennis and training for sport. a^3, adidas' second technological innovation, cushions the foot but additionally guides the foot to optimal footstrike and encourages energy maintenance during sport. adidas remains committed to technological innovation and will continue to introduce at least one innovation or major evolution of an existing technology per year in the future.

Basketball Category to Grow Fastest at adidas Forever Sport

adidas Forever Sport is targeting growth in each of its five major sports categories in 2002: running, basketball, football, tennis and training for sport. In particular, adidas-Salomon is encouraged by the outlook for adidas basketball products, which are quickly gaining profile in the global marketplace. Exciting products such as the **KOBE**THREE, T-MAC, All Day All Night II in addition to ClimaCool™ and a^3 products for the basketball category will enable adidas to capitalize on the strong industry product cycle. Sales growth is expected to return to the running and training categories for the first time in two years, with a strong impetus coming from the two new adidas footwear technologies, ClimaCool™ and a^3. Football innovations tied to the 2002 FIFA World Cup™ will push category sales forward. And continued high visibility on the tennis circuit will help drive sales gains in tennis.

Double-Digit Growth Continues at adidas Originals

The Original division, which grew by more than 50% in 2001, will continue to grow at double-digit levels in 2002. In particular, apparel, which will be launched as a full collection for the first time in Spring/Summer 2002, will grow significantly. Growth here is also supported by adidas Originals stores, which are located in Berlin and Tokyo. An additional Originals store will be opened in the United States in 2002.

Salomon Growth to Continue

As a result of the continued innovative strength and the increasing profile of Salomon products, adidas-Salomon is currently projecting continued growth from the Salomon brand in 2002. On a regional level, the strongest growth will come from North America, as a result of further progress in the outdoor footwear and apparel sectors, spurred by Salomon's high visibility at the Winter Olympic Games. Product category increases should be highest for apparel, where Salomon's multi-brand strategy and in particular the first-time inclusion of Arc'Teryx will allow Salomon to expand its outdoor technical apparel at double-digit rates. Skateboarding sales will also grow as Cliché, the Group's new skateboard brand, will help both hardware and soft goods sales for Salomon. Inline skate sales, which currently account for 10% of Salomon sales, are expected to decline in light of the global softening of this market. Salomon activities in 2002 will also focus on preparing for their market entry into water sports, in particular surfing. This small-scale program will target hard-core enthusiasts and support the brand's growth in soft goods.

TaylorMade-adidas Golf Will Again Lead Group Sales Growth

In 2002, double-digit sales increases at TaylorMade-adidas Golf will continue. The largest factor in this growth will be increased golf ball and apparel sales, as the result of adidas-Salomon's new distribution and marketing rights for the Maxfli and Slazenger golf brands. With increased marketing and sales support to target the premium golfer, adidas-Salomon anticipates solid growth for TaylorMade-adidas Golf in all the major golf markets. Other products to watch include the 300 Series and 200 Steel metal-woods as well as the Rossa putters and the new performance wedge line.

Stable Gross Margins Despite External Pressure

The adidas-Salomon Group anticipates keeping gross margins in a range of 41 to 43% during 2002. However, there are two factors which will continue to adversely affect margins. The continued weakness of the euro will lead to increased product purchasing costs, putting pressure on margins of products in the Group's largest market, Europe. Additionally, heavy promotional pressure in the United States is likely to impact the prices of adidas-Salomon products, thereby putting continued pressure on margins. On the positive side, increasing adidas own-retail activities and a better product mix at all brands as a result of the Group's new technology and design initiatives should support high-level margins. As a result, adidas-Salomon is now targeting near stable gross margins in 2002.

Increasing Expenses to Support World Cup and adidas Own-Retail Activities

Following strong improvements in 2001, operating expenses are expected to increase in 2002. Marketing and other expenses associated with the 2002 FIFA World Cup™ in Japan and Korea will be one driver of this increase. Additionally, continued growth of high-margin adidas own-retail activities will also contribute to higher operating expenses. Lastly, to ensure the long-term profitability of the now fully-owned adidas Italy and the newly purchased Arc'Teryx, higher marketing expenses and infrastructure improvements will be necessary in 2002. Increased

marketing expenditures are also associated with adidas-Salomon's license and distribution agreement for the Maxfli and Slazenger Golf products. Despite these higher expenses in 2002, the Group remains committed to making significant operating expense and in particular marketing working budget reductions in the medium term.

Net Income to Increase 5 to 10%

adidas-Salomon is targeting 5 to 10% net income growth for the Group in 2002. The primary drivers of this increase will be strong top-line improvements at all the brands and near constant gross margins. Operating expense development will slightly diminish this strong performance. However, decreasing minority interests resulting from the purchase of the remaining shares in adidas Italy, lower interest costs and a small decline in the Group tax rate will positively affect net income.

Capital Expenditure Will Be Stable

In 2002, capital expenditure for the Group will continue at levels consistent with 2001. Major projects for the year include "adidas Village", the new headquarters for adidas-Salomon North America, expanded adidas own-retail activities and global supply chain improvements, in particular IT hardware and software.

Effective Cash Flow Management Remains a Management Priority

The further optimization of working capital levels and continued careful scrutiny of capital investments will remain a top Management priority in 2002. It is adidas-Salomon's goal to further decrease net borrowings for the Group going forward.

Beyond 2002

adidas-Salomon is now poised for the next phase of top-line growth. The Group has exciting innovations and events to showcase its products in 2002. In the medium term, adidas-Salomon strives to extend its market-leading position in Europe, expand its share of the US footwear market to 20% and continue to deliver significant sales increases in Asia. In addition, further cost control and working capital improvements will drive continued earnings growth.

Supervisory Board Report

Dear Shareholders,

In the year under review, the Supervisory Board oversaw the management activities of the Executive Board on a regular basis and acted in an advisory capacity. The Supervisory Board was kept informed about the financial position of the Company, corporate policy and matters relating to major business transactions through verbal and written reports from the Executive Board. In five joint meetings with the Executive Board and in one meeting of the General Committee of the Supervisory Board, business development of the adidas-Salomon Group as well as the individual operational units and the major Group companies was reviewed in detail. In addition to the responsibilities laid down by law and the Articles of Association, the Supervisory Board acted in an advisory capacity in important individual matters.

Topics covered by the Supervisory Board in 2001 included:

- The development of business and future business strategies in the United States.
- The impact of changes in the exchange rates.
- The planned acquisition of a 10% participation in FC Bayern München AG.
- The acquisition of Arc'Teryx Equipment Inc.
- The conclusion of a license and distribution agreement with the Dunlop Slazenger Group Ltd.

Additional topics dealt with by the Supervisory Board were:

- The distribution of the third tranche of the adidas-Salomon AG management stock option plan.
- The technical innovations of the Spring/Summer 2002 range.
- The European logistics concept.

The external auditors attended the annual financial statements meeting of the Supervisory Board on March 8, 2001 and subsequent meetings on May 9, August 6 and November 5, 2001. During these meetings, the quarterly financial statements for 2001 were presented.

Examination and Approval of the 2001 Financial Statements

As in the previous year, consolidated financial statements were prepared in compliance with International Accounting Standards (IAS). Under the provisions of § 292a of the German Commercial Code (HGB), these financial statements exempt adidas-Salomon AG from drawing up consolidated financial statements in accordance with German Commercial Law.

The external auditors, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, have audited the consolidated financial statements and the Group management report. Additionally, they have audited the financial statements and the management report of adidas-Salomon AG and issued unqualified opinions thereon. In the context of their auditing duties in line with § 317 section 4 HGB, the auditors have looked at the existing adidas-Salomon AG monitoring system for early identification of risk. They concluded that the existing system was appropriate and that the management reports for adidas-Salomon AG and the Group accurately reflected future risk. The financial statements, the management reports and the auditors' reports have been presented to all the

members of the Supervisory Board. The year-end statements were discussed in detail at the annual financial statements meeting of the Supervisory Board, during which the auditors were present.

Having examined the consolidated financial statements, the financial statements of adidas-Salomon AG, the management reports and the proposal put forward by the Executive Board regarding the appropriation of retained earnings, the Supervisory Board approved the results of the audit. The Supervisory Board also agreed with the management report and particularly with the outlook for the future development of the Company. Additionally, the proposal put forward by the Executive Board regarding retained earnings was approved.

The financial statements submitted by the Executive Board for the year ending December 31, 2001 were approved by the Supervisory Board.

Committee Activities

In addition to its responsibilities as a whole, the Supervisory Board also has two committees.

The General Committee, which deals with personnel matters related to the Executive Board, met on one occasion in 2001 and also passed three resolutions by circular vote.

The Mediation Committee, formed in accordance with § 27 section 3 of the German Co-Determination Act (MitBestG), submits proposals to the Supervisory Board regarding the appointment or dismissal of Executive Board members if the two-thirds Supervisory Board majority necessary for an appointment/dismissal is not achieved. This committee did not meet in 2001.

Changes on the Supervisory Board

Dr. Thomas Russell tendered his resignation from the Supervisory Board effective at the end of the Shareholders' Meeting on May 10, 2001. Moreover, Mr. Ulrich Becker resigned as a member of the Supervisory Board effective December 31, 2001. The Supervisory Board thanks them for their many years of dedication and commitment as members of the Supervisory Board.

By resolution of the Shareholders' Meeting held on May 10, 2001, Mr. Christian Tourres was elected as a member of the Supervisory Board for the remaining term of the Supervisory Board. For the same term, Mr. Hans Ruprecht joined the Supervisory Board with effect from January 1, 2002.

Outlook

In 2001, the targets the adidas-Salomon Group set for itself were achieved. The results that are stated in this annual report illustrate top operational and financial performance. It is clear that the groundwork completed in the prior year has yielded positive gains in 2001. The Supervisory Board believes that in the future the Company will continue to succeed in meeting the established targets.

We appreciate the tremendous work of the Executive Board, the Management Boards of the Group companies, the Works Council and all employees and thank them for their commitment.

The Supervisory Board

Henri Filho
Chairman
March 2002

Supervisory Board/Executive Board

Supervisory Board

Henri Filho
Chairman

70, French
Management Consultant

Member of the Administrative Board,
Salomon S.A., Metz-Tessy, France*
Vice-Chairman of the Supervisory Board,
Vendôme-Rome-Management S.A., Levallois-Perret, France*
Chairman of the Supervisory Board,
Auguste Thouard et Associés S.A., Levallois-Perret, France*

Dr. Hans Friderichs
Deputy Chairman

70, German
Management Consultant

Chairman of the Supervisory Board,
allit AG, Bad Kreuznach, Germany
Chairman of the Supervisory Board,
Goldman Sachs Investment Management GmbH,
Frankfurt am Main, Germany
Chairman of the Supervisory Board, Sektkellerei C.A.
Kupferberg & Cie KGaA, Mainz, Germany
Chairman of the Supervisory Board,
Leica Camera AG, Solms, Germany
Member of the Supervisory Board,
IIC The New German Länder Industrial
Investment Council GmbH, Berlin, Germany*
Chairman of the Supervisory Board,
Pott-Racke-Dujardin GmbH & Co. KG, Bingen, Germany*
Member of the Supervisory Board,
Groupe Schneider S.A., Paris, France*
Chairman of the Supervisory Board, Swatch Group
Deutschland GmbH, Eschborn, Germany*
Member of the Supervisory Board,
MASA AG, Andernach, Germany

Fritz Kammerer**
Deputy Chairman

56, German
Chairman of the Central Works Council, adidas-Salomon AG

Sabine Bauer**

38, German
System Manager Footwear Quality, Global Operations,
adidas-Salomon AG

Gerold Brandt

61, German
Financial Consultant

Member of the Supervisory Board, Bayerische
Kapitalbeteiligungsgesellschaft mbH, Munich, Germany
(until November 30, 2001)
Deputy Chairman of the Supervisory Board, Bayern Invest
Kapitalanlagegesellschaft mbH, Munich, Germany
(until November 19, 2001)
Member of the Supervisory Board,
BayTech Venture Capital GmbH & CoKG, Munich, Germany*
Member of the Supervisory Board,
BLB Wachstumskapital Bayern GmbH, Munich, Germany
(until November 30, 2001)
Member of the Supervisory Board,
BLB Equity Management GmbH, Munich, Germany
(until November 30, 2001)*
Deputy Chairman of the Exchange Council,
Bavarian Stock Exchange, Munich, Germany
(until December 13, 2001)*
Chairman of the Advisory Council,
Société Générale de Surveillance Holding (Deutschland)
GmbH, Hamburg, Germany*
Chairman of the Advisory Council, Müller Elmau GmbH,
Schloss Elmau, Upper Bavaria, Germany*
Member of the Board of Directors,
Hungarian Foreign Trade Bank, Budapest, Hungary*
Chairman of the Administrative Board,
LB (Swiss) Privatbank AG, Zurich, Switzerland
(until November 23, 2001)*
Member of the Administrative Board,
LBLux S.A., Luxembourg (until December 14, 2001)*
Chairman of the Administrative Board,
Bayern LB International Fund Management S.A., Luxembourg
*(until December 10, 2001)**

David Bromilow

59, British
Executive Director, MediMedia International Ltd.,
Hong Kong

Herbert Müller**

57, German
Regional Manager, IG BCE Trade Union,
Region Nuremberg, Germany

Deputy Chairman of the Supervisory Board,
Ceramtec AG, Plochingen, Germany
Deputy Member of the Administrative Board,
Allgemeine Ortskrankenkasse Bayern, Munich, Germany

Hans Ruprecht**

(since January 1, 2002)
47, German
Sales Director Customer Service, Area Central,
adidas-Salomon AG

Charles Thomas Scott

52, British
Chairman of the Board of Directors,
Cordiant Communications Group plc., London, UK***

Chairman of the Board of Directors,
Topnotch Health Clubs plc., Brentford, Middlesex, UK*
Non-Executive Director, Massive Ltd., London, UK*
Non-Executive Director, TBI plc., London, UK*
Non-Executive Director, William Hill Organisation Ltd., London, UK*
Non-Executive Director, Kircal Ltd., London, UK*
Non-Executive Director, Profile Media Group plc., London, UK*
Non-Executive Director, InTechnology plc., Harrogate, UK*

Heidi Thaler-Veh**

39, German
Member of the Central Works Council, adidas-Salomon AG

Christian Tourres

(since May 10, 2001)
63, French
Former Member of the Executive Board, adidas-Salomon AG

Klaus Weiss**

43, German
Trade Union Official, IG BCE Trade Union,
Headquarter Hanover, Germany

Member of the Supervisory Board,
Wohnungsbaugesellschaft mbH Glück Auf,
Brambauer, Germany*

The following members retired from the Supervisory Board in 2001:

Ulrich Becker**

(until December 31, 2001)
38, German
Head of Global adidas Equipment Division

Dr. Thomas Russell

(until May 10, 2001)
70, American
Chairman of the Board of Directors,
Emcore Corporation, Somerset, New Jersey, USA***

Member of the Board of Directors, Louis Dreyfus Communications, Paris, France*

Executive Board

Herbert Hainer

(since March 8, 2001)
47, German
Chairman, Chief Executive Officer
(until March 8, 2001)
Deputy Chairman, Chief Operating Officer

Member of the Supervisory Board, Bayerische Versicherungsbank AG, Munich, Germany

Glenn Bennett

38, American
Global Operations

Manfred Ihle

60, German
Legal and Environmental Affairs

Michel Perraudin

54, Swiss
Human Resources and Administration

Member of the Advisory Committee, Gerling-Konzern Versicherungs-Beteiligungs AG, Cologne, Germany
Member of the Administrative Board,
Boards & More AG, Zurich, Switzerland
Member of the Advisory Board, Pictet Leisure Fund, Geneva, Switzerland

Robin Stalker

(since January 30, 2001)
43, New Zealander
Finance

Erich Stamminger

44, German
Global Marketing

The following members retired from the Executive Board in 2001:

Robert Louis-Dreyfus

(until March 8, 2001)
55, French
Chairman, Chief Executive Officer

Member of the Board of Directors,
Emcore Corporation, Somerset, New Jersey, USA
Member of the Board of Directors,
Heidrick & Struggles, Atlanta, Georgia, USA
Member of the Advisory Board,
The Parthenon Group, Boston, Massachusetts, USA
President and Chief Executive Officer,
Louis Dreyfus Communications, Paris, France

Christian Tourres

(until March 8, 2001)
63, French
Deputy Chairman, Sales and Licensees

* Not relevant for determining the maximum number of Supervisory Board appointments under § 100 para. 2 no. 1 AktG (stock corporation law)
** Employee representative
*** Position and mandate

BETWEEN THE LINES

FINANCIAL ANALYSIS In sport as in business, headlines often get the most attention, but the proof is in the details. There is more to winning a match than what you see on the field, and what goes on behind the scenes is vital. In this section, adidas-Salomon presents the information necessary for a deeper understanding of the Group's 2001 results. The financial tables as well as an explanation of adidas-Salomon's accounting policies and extensive details regarding the 2001 financials are the focus of this section. Segmental reporting, a listing of adidas-Salomon's full shareholdings, a glossary of relevant terms and a financial overview of the most important figures are also included.

Strategy

Reporting

Financial Analysis

Strategy

Reporting

Financial Analysis



Consolidated Balance Sheet (IAS)

(euros in thousands)	(Note)	Dec. 31 2001	Dec. 31 2000	Change in %
Cash and cash equivalents	(4)	84,995	104,706	(18.8)
Accounts receivable	(5)	1,253,193	1,133,103	10.6
Inventories	(6)	1,273,062	1,294,033	(1.6)
Other current assets	(7)	266,929	254,183	5.0
Total current assets		**2,878,179**	**2,786,025**	**3.3**
Property, plant and equipment, net	(8)	377,865	310,068	21.9
Goodwill, net	(9)	580,069	601,028	(3.5)
Other intangible assets, net	(10)	91,131	77,633	17.4
Deferred tax assets	(24)	147,873	131,063	12.8
Other non-current assets	(11)	107,760	112,643	(4.3)
Total non-current assets		**1,304,698**	**1,232,435**	**5.9**
Total assets		**4,182,877**	**4,018,460**	**4.1**
Short-term borrowings	(12)	196,038	279,422	(29.8)
Accounts payable		629,701	532,299	18.3
Income taxes	(24)	111,020	76,318	45.5
Accrued liabilities and provisions	(13)	346,876	390,250	(11.1)
Other current liabilities	(14)	110,040	90,388	21.7
Total current liabilities		**1,393,675**	**1,368,677**	**1.8**
Long-term borrowings	(12)	1,569,773	1,617,370	(2.9)
Pensions and similar obligations	(15)	92,088	85,021	8.3
Deferred tax liabilities	(24)	41,552	31,748	30.9
Other non-current liabilities	(16)	13,019	10,570	23.2
Total non-current liabilities		**1,716,432**	**1,744,709**	**(1.6)**
Minority interests	(17)	58,157	89,750	(35.2)
Shareholders' equity	(18)	1,014,613	815,324	24.4
Total liabilities, minority interests and shareholders' equity		**4,182,877**	**4,018,460**	**4.1**

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Income Statement (IAS)

(euros in thousands)	(Note)	2001	2000	Change in %
Net sales		6,112,347	5,834,805	4.8
Cost of sales		3,511,164	3,306,886	6.2
Gross profit		**2,601,183**	**2,527,919**	**2.9**
Selling, general and administrative expenses	(21)	2,036,470	2,012,321	1.2
Depreciation and amortization (excl. goodwill)	(8, 10, 21)	89,962	78,812	14.1
Operating profit		**474,751**	**436,786**	**8.7**
Goodwill amortization	(9)	40,390	39,545	2.1
Royalty and commission income		42,085	43,073	(2.3)
Financial expenses, net	(23)	101,878	93,954	8.4
Extraordinary income	(30)	1,776	260	> 100
Income before taxes		**376,344**	**346,620**	**8.6**
Income taxes	(24)	146,945	139,610	5.3
Net income before minority interests		**229,399**	**207,010**	**10.8**
Minority interests	(17)	(20,906)	(25,327)	(17.5)
Net income		**208,493**	**181,683**	**14.8**
Earnings per share (in euros)	*(25)*	*4.60*	*4.01*	*14.8*

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Cash Flows (IAS)

(euros in thousands)	2001	2000
Operating activities:		
Income before taxes	376,344	346,620
Adjustments for:		
Depreciation and amortization (incl. goodwill)	148,037	132,704
Unrealized foreign exchange losses, net	15,277	7,616
Interest income	(12,061)	(12,979)
Interest expense	107,772	108,517
Gains on sales of property, plant and equipment, net	(4,063)	(4,440)
Operating profit before working capital changes	**631,306**	**578,038**
Increase in receivables and other current assets	(128,157)	(115,767)
Decrease/(Increase) in inventories	32,165	(230,394)
Increase in accounts payable and other current liabilities	71,161	8,014
Cash provided by operations	**606,475**	**239,891**
Interest paid	(110,400)	(105,313)
Income taxes paid	(112,015)	(144,993)
Net cash provided by/(used in) operating activities	**384,060**	**(10,415)**
Investing activities:		
Purchase of goodwill and other intangible assets	(42,338)	(24,562)
Purchase of property, plant and equipment	(159,733)	(124,815)
Proceeds from sale of property, plant and equipment	23,293	14,141
Acquisition of subsidiaries net of cash acquired	(19,519)	0
Decrease in investments and other non-current assets	9,300	1,808
Interest received	12,061	12,979
Net cash used in investing activities	**(176,936)**	**(120,449)**
Financing activities:		
(Decrease)/Increase in long-term borrowings	(47,667)	132,967
Dividends of adidas-Salomon AG	(41,721)	(41,736)
Dividends to minority shareholders	(51,349)	(2,692)
Capital contributions by minority shareholders	0	4,970
(Decrease)/Increase in short-term borrowings	(88,283)	71,517
Net cash (used in)/provided by financing activities	**(229,020)**	**165,026**
Effect of exchange rates on cash	**2,185**	**1,436**
(Decrease)/Increase in cash and cash equivalents	(19,711)	35,598
Cash and cash equivalents at beginning of year	104,706	69,108
Cash and cash equivalents at end of year	**84,995**	**104,706**

The accompanying Notes are an integral part of these consolidated financial statements.

Consolidated Statement of Changes in Equity (IAS)

(euros in thousands)	Share capital	Capital surplus	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	Total
Balance at December 31, 1999	**116,094**	**7,557**	**(572)**		**556,878**	**679,957**
Net income					181,683	181,683
Dividend payment					(41,736)	(41,736)
Currency translation			(4,580)			(4,580)
Balance at December 31, 2000	**116,094**	**7,557**	**(5,152)**		**696,825**	**815,324**
Cumulative effect of the adoption of IAS 39, net of tax				(765)		(765)
Restated balance at January 1, 2001	**116,094**	**7,557**	**(5,152)**	**(765)**	**696,825**	**814,559**
Net income					208,493	208,493
Dividend payment					(41,721)	(41,721)
Net gain on cash flow hedges				21,744		21,744
Net loss on net investments in foreign subsidiaries				(3,252)		(3,252)
Currency translation			14,790			14,790
Balance at December 31, 2001	**116,094**	**7,557**	**9,638**	**17,727**	**863,597**	**1,014,613**

The accompanying Notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements (IAS)

adidas-Salomon AG, a listed German stock corporation, and its subsidiaries design, develop, produce and market a broad range of athletic and active lifestyle products under the following brand names:

adidas branded products include footwear, apparel and hardware, such as bags and balls. The products are designed and developed by adidas and are almost exclusively manufactured by subcontractors on behalf of adidas. **Erima** products include teamsport apparel.

Salomon branded products include ski and snowboard equipment (skis, snowboards, boots and bindings) as well as hiking boots and inline skates which are designed and manufactured mainly in France, Italy and Romania. In addition to these products the product range was expanded into functional apparel in 2001. The **Bonfire** brand offers snowboard apparel and streetwear. **Cliché** is the new brand for skateboard equipment, footwear and apparel.

Mavic products include rims and wheels for mountain bikes and road racing.

TaylorMade develops and assembles or manufactures high-quality golf clubs, golf balls and golf accessories. **adidas Golf** branded products include footwear and apparel.

The Company's headquarters are located in Herzogenaurach, Germany.

1. General

The accompanying consolidated financial statements of adidas-Salomon AG and its subsidiaries (collectively the "Company" or "adidas-Salomon") are prepared in accordance with accounting principles adopted by the International Accounting Standards Board (International Accounting Standards – "IAS"). The Company applied all International Accounting Standards and Interpretations of the Standing Interpretations Committee ("SIC") effective as at December 31, 2001 and 2000, respectively.

The following new standards were adopted effective January 1, 2001:

IAS 12 (revised 2000)	"Income Taxes"
IAS 19 (revised 2000)	"Employee Benefits"
IAS 39 (revised 2000)	"Financial Instruments: Recognition and Measurement"
IAS 40	"Investment Property"

The effects of IAS 39 are summarized in the consolidated statement of changes in equity and further information is disclosed in Notes 2 and 20. The adoption of all other new or revised standards had no material impact on the Company's financial position, results of operations or cash flows and its reporting thereon.

German Statutory Reporting

The Company does not prepare consolidated financial statements under accounting principles generally accepted in Germany (German GAAP) pursuant to the exemption in § 292a of the German Commercial Code (HGB).

2. Summary of Significant Accounting Policies

The consolidated financial statements are prepared in accordance with the consolidation, accounting and valuation principles described below.

Certain items previously reported in specific financial statement captions have been reclassified to conform with the 2001 presentation.

Framework for Accounting Policies in Accordance with IAS and Explanation of Major Differences Compared with German Accounting Policies

Set out below are the major differences in accounting policies and consolidation methods compared with German law as set out in § 292a section 2 No. 4b of the German Commercial Code (HGB).

a) Framework for Accounting Policies in Accordance with IAS

The accounting policies of entities in accordance with International Accounting Standards (IAS) are based on the objective of providing investors with decision-relevant information. It is thus not possible to show lower profits for the protection of creditors or influence results by using tax-based values (requirement for income and expenses to be recorded in the commercial financial statements in order to be accepted for tax purposes).

Based on the assumption that decision-relevant information should be provided to investors, it follows that accounting policies should be aimed at showing an entity's operating results, rather than determining the amount of distributable profits whilst bearing in mind the need for protection of creditors.

As a rule, accounting policies in accordance with IAS have a lower level of prudence than German accounting policies, which leads to the following major differences:
- minimization of possibilities of setting up and releasing hidden reserves;
- the acquisition cost and realization principles are generally valid, however "unrealized" profits are to be included in the profit and loss account in specific cases in order to determine the actual profit for the period;
- the consistency requirement (recognition, valuation, classification, consolidation) is to be strictly followed; changes in accounting policies are only permitted if it can be proven that the change leads to an improvement in the fair presentation of the financial statements;
- economic substance has precedence over legal form. The principle of substance over form has a stronger influence in accounting policies in accordance with IAS than in Germany. The principle states that the economic substance of a transaction is of greater importance than the formal (legal) form.

Consolidated financial statements in accordance with IAS consist of the following:
- consolidated balance sheet,
- consolidated income statement,
- consolidated statement of cash flows,
- consolidated statement of changes in equity,
- Notes to the consolidated financial statements.

There are no specific rules setting out the way in which individual items should be laid out in the balance sheet and income statement. Nevertheless, following generally accepted Anglo-Saxon classification formats, an IAS balance sheet is normally set out in order of liquidity. The format of the consolidated income statement is also broadly similar to the Anglo-Saxon classification, using the cost of sales classification method.

The Notes to the consolidated financial statements include all disclosures required as set out in § 266 and § 275 HGB.

Minority interests may not be included as part of group shareholders' equity in the consolidated balance sheet. They must be shown as a separate item between third-party capital and shareholders' equity.

The consolidated income statement concludes with a disclosure of earnings per share. Minority interests' share in earnings is not included in earnings per share.

b) Description of Major Differences in Accounting Policies Compared with German Accounting Policies

The major differences in accounting policies in accordance with IAS compared with German accounting policies in the consolidated financial statements of the Company are as follows:

b1) Unrealized Profits Included in the Income Statement, which is a Breach of the Realization Principle as Understood in Germany

Although the realization principle is a specific part of IAS, in contrast to German accounting policies "unrealized" profits must be included in the income statement in certain specific cases. The following balance sheet items are translated at foreign exchange rates ruling at the end of the year even if this leads to an "unrealized" profit compared with using the exchange rate at the booking date:
- foreign currency receivables and liabilities;
- derivative financial instruments to the extent they do not represent a hedge;
- short-term securities.

b2) Deferred Taxes

Deferred tax assets must be included to their full extent. This also applies to tax loss carryforwards which can be offset against future profits for tax purposes and which are thus to be reflected as deferred tax assets. Deferred tax assets are to be reviewed for their realization regularly and are to be written down if appropriate.

b3) Definition of Production Costs

IAS requires the use of "full" production costs, consisting of cost of materials and production wages (direct and indirect) together with a proportion of depreciation of property, plant and equipment. It is not permitted to limit the calculation of production costs merely to direct costs. On the other hand, administration and selling overheads may not be included.

b4) Recognition of Development Costs

IAS requires development costs to be recognized under certain specific conditions. One major criterion is that there is a market for the product or process being developed. On the other hand, original research is not to be recognized in the balance sheet under IAS.

b5) Pension Provisions

Pension provisions are to be calculated actuarially using the projected unit credit method. Use of the German tax-based entry-age-normal method (§ 6a Income Tax Act) is not permitted.

Expected wage and salary increases until pensionable age are to be considered when calculating the pension liability to beneficiaries under the scheme. Capital market interest rates are to be used to discount the amounts, which can partly offset this increase, as the rate can be higher than the 6% used for tax purposes in Germany (§ 6a Income Tax Act). Pension provisions are to be calculated for beneficiaries as soon as they become scheme members (not only as from their 30th birthday). Appropriate fluctuation rates should be used when considering the provisions needed for this group of beneficiaries.

Overall, the IAS calculation methods lead to a higher pension provision than using the German entry-age-normal method.

b6) Other Provisions and Accruals

Provisions and accruals may only be set up to cover obligations to third parties. Internal accruals are not permitted.

b7) Accounting for Leases

In contrast to the use of German tax-based leasing provisions, IAS requirements more often lead to leased items being recognized in the balance sheet of the lessee rather than of the lessor. IAS requires the contractual party which is the economic owner and which thus has the major share of risks and opportunities arising from use of the item being leased to recognize the lease in its balance sheet.

Principles of Consolidation

The consolidated financial statements include the accounts of adidas-Salomon AG and its significant direct and indirect subsidiaries, which are prepared under uniform accounting principles.

A company is a subsidiary if adidas-Salomon AG controls directly or indirectly the financial and operating policies of the respective enterprise.

The number of consolidated companies evolved as follows for the years ended December 31, 2001 and 2000, respectively:

	2001	2000
January 1	95	96
Newly founded/consolidated companies	5	3
Divestments/exclusion from consolidation	–	(3)
Merged companies	–	(1)
December 31	100	95

Nine subsidiaries have not been included in the consolidated financial statements in 2001 (2000: 10 subsidiaries), since they have no or little active business and are insignificant to the financial position, results of operations and cash flows. The shares in these companies are accounted at cost.

A schedule of the shareholdings of adidas-Salomon AG is shown in Attachment II to these Notes. A collective listing of these shareholdings in accordance with § 285 No. 11 and § 313 section 2 and 3 of the German Commercial Code will be filed with the Commercial Register at the Local Court in Fürth/Bavaria.

Consolidation of equity is made in compliance with the book value method by offsetting the initial investments in subsidiaries against the relevant equity portion at fair value held by the parent company as at acquisition date.

All significant intercompany transactions and balances, and any unrealized gains arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Currency Translation

Assets and liabilities of the Company's non-euro functional currency subsidiaries are translated into euro at closing exchange rates at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the year. All cumulative differences from the translation of equity of foreign subsidiaries resulting from changes in exchange rates are included in a separate caption within shareholders' equity without affecting income.

A summary of exchange rates to euro for major currencies in which the Company operates is as follows:

	Average rate for the year ended December 31		Spot rate at December 31	
€ 1 equals	2001	2000	2001	2000
USD	0.8965	0.9246	0.8813	0.9305
CAD	1.3877	1.3718	1.4077	1.3965
AUD	1.7325	1.5897	1.7280	1.6770
GBP	0.6222	0.6097	0.6085	0.6241
JPY	108.84	99.556	115.33	106.92
KRW	1,156.4	1,045.2	1,167.2	1,177.4

Effective January 1, 1999 the European Monetary Union commenced and the exchange rates between the participating currencies and the euro were irrevocably fixed. Starting January 1, 2002 in all European Monetary Union countries the euro officially replaced the local currency.

In the individual financial statements of Group companies, monetary items denominated in a foreign currency are generally measured at closing exchange rates at the balance sheet date. The resulting currency gains and losses are recorded directly in income.

Derivative Financial Instruments

The Company uses derivative financial instruments, interest and currency options, as well as forward contracts, to hedge its exposure to foreign exchange and interest rate risks. In accordance with its treasury policy, the Company does not hold any derivative financial instruments for trading purposes.

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently measured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Company designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge) or a hedge of a forecasted transaction (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges, and that are 100% effective, are recognized in equity. If there is no 100% effectiveness, the deviating amounts are recognized in net income. Amounts deferred in equity are transferred to the income statement in the same periods during which the hedged forecasted transaction affects the income statement. For derivative instruments designated as a fair value hedge, the gain or loss on the derivative and the offsetting gain or loss on the hedged item are recognized immediately in net income.

Certain derivative transactions, while providing effective economic hedges under the Company's risk management policies, do not qualify for hedge accounting under the specific rules of IAS 39. Changes in the fair values of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. If the hedging instrument is a derivative (e.g. a forward contract) or for example a foreign currency borrowing, any gains and losses in the derivative and all gains and losses arising on the translation of the borrowing are recognized in equity.

The Company documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as the risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific forecasted transactions. The Company also documents its assessment, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The fair values of forward contracts and currency options are determined on the basis of the market conditions on the reporting dates. The fair values of interest rate options on the reporting date are assessed by the financial institutions through which these options had been arranged.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments with maturities of three months and less.

Receivables

Receivables are stated at nominal amounts less allowances for doubtful accounts. These allowances are determined on the basis of individual risk assessment and past experience of losses.

Inventories

Merchandise and finished goods are valued at the lower of cost or net realizable value. Costs are determined using a standard valuation method which approximates the first-in, first-out method or the average cost method. Costs of finished goods include cost of raw materials, direct labor and manufacturing overheads. The lower of cost or net realizable value allowances are computed consistently throughout the Company based on the age and expected future sales of the items on hand.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a declining balance or straight-line basis on useful lives as follows:

	Years
Buildings	10-50
Leasehold improvements	5-20
Equipment, machinery and furniture and fittings	2-10

Expenditures for maintenance and repairs are expensed as incurred. Significant renewals and improvements are capitalized.

Investment Property Held for Sale

Investment property held for sale is measured initially at cost. For the subsequent measurement the Company applies the cost model.

Impairment

In the event that facts and circumstances indicate that the costs of long-lived assets are impaired, an evaluation of recoverability is performed. An exceptional write-down is made if the carrying amount exceeds the recoverable amount.

Finance Leases

If under a lease agreement substantially the rewards and all risks associated with an asset are transferred to the Company, the asset less accumulated depreciation and the corresponding liability are recognized at the fair value of the asset or the lower net present value of the minimum lease payments.

Goodwill and Identifiable Intangible Assets

Acquired goodwill and intangible assets are valued at cost less accumulated amortization.

Goodwill is the excess of the purchase cost over the fair value of the identifiable assets and liabilities acquired. Goodwill arising from the acquisition of a foreign entity and any fair value adjustments to the carrying amounts of assets and liabilities of that foreign entity are treated as assets of the reporting entity and are translated at exchange rates prevailing at the date of the initial consolidation.

Amortization is calculated on a straight-line basis with the following useful lives:

	Years
Goodwill	5-20
Patents, trademarks and concessions	5-10
Software	3-5

Expenditures for internally generated intangible assets are expensed as incurred.

Research and Development

Research costs are expensed as incurred. Development costs are also expensed as incurred and are not capitalized due to the short product life cycle of sporting goods.

The Company spent approximately € 86 million and € 91 million on product research and development for the years ended December 31, 2001 and 2000, respectively.

Investments

At January 1, 2001 the Company adopted IAS 39 and classified its investments into the following categories: trading, held-to-maturity and available-for-sale.

During the reporting period the Company did not hold any trading or held-to-maturity investments.

Investments intended to be held for an undefined period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These are included in other non-current assets and in cash and cash equivalents.

Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognized on the trade date. Cost of purchases include transaction costs. Available-for-sale investments are subsequently carried at fair value, which is based on quoted market prices at the balance sheet date. Realized and unrealized gains and losses arising from changes in the fair value of these investments are included in the income statement in the period in which they arise.

Prior to the adoption of IAS 39 the Company had recorded all of its investments at fair value.

Borrowings

Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the terms of the borrowings.

Other Liabilities

Other liabilities are recorded at their settlement amount.

Provisions

Provisions are recognized where a present, legal or constructive, obligation has been incurred which will probably lead to an outflow of resources which can be reasonably estimated.

Pensions and Similar Obligations

Provisions for pensions and similar obligations comprise the provision obligation of the Company under defined benefit plans and defined contribution plans. The obligation under defined benefit plans is determined using the projected unit credit method in accordance with IAS 19 (revised 2000). The Company does not recognize actuarial gains or losses of defined benefit plans as income and expenses according to the corridor approach of IAS 19.92 (revised 2000) within the range of 10% of the present value of the defined benefit obligation.

Recognition of Revenues

Sales are recorded net of returns, discounts, allowances and sales taxes when title passes based on the terms of the sale.

Royalty income is recorded based on the terms of the contracts.

Advertising and Promotional Expenditures

Production costs for media campaigns are shown under prepaid expenses until the advertising takes place for the first time, after which they are expensed in full. Significant media buying costs (e.g. broadcasting fees) are expensed over the original duration of the campaign on a straight-line basis.

Promotional expenses, including one-time upfront payments for promotional contracts, are expensed pro rata over the term of the agreement.

Interest

Interest is recognized as an expense or income as incurred.

Income Taxes

Current income taxes are computed in accordance with the rules for taxation established in the countries in which the Company operates.

The Company computes deferred taxes for all temporary differences between the carrying amount and the tax basis of its assets and liabilities and tax loss carryforwards.

Deferred tax assets arising from deductible temporary differences and tax loss carryforwards which exceed taxable temporary differences are only recognized to the extent that it is probable that the company concerned will generate sufficient taxable income to realize the associated benefit.

Accounting for Stock Option Plans

Compensation costs for the difference between the exercise price and the fair value of the shares or the intrinsic value of share options granted is not recognized in the financial statements until the exercise of the options.

Use of Estimates

The preparation of financial statements in conformity with IAS requires Management to make assumptions and estimates that affect reported amounts and related disclosures. Actual results could differ from those estimates.

3. Acquisitions of Subsidiaries

Major acquisitions within the last two years are as follows:

Effective March 9, 2000 adidas-Salomon assumed full ownership of its former joint venture company adidas Portugal S.A., Lisbon (Portugal), by acquiring the remaining share of 49%.

Effective February 8, 2001 the Company took over the French skate-boarding company Cé SARL (renamed to Cliché S.A.S.), Lyon (France).

Additionally, adidas-Salomon has assumed control by acquiring 100% of the shares of its longstanding distribution partner and licensee Sportgoods A/S (renamed to adidas Danmark A/S), Them (Denmark) effective April 5, 2001.

4. Cash and Cash Equivalents

Cash and cash equivalents consists of the following:

(euros in thousands)	Dec. 31 2001	Dec. 31 2000
Cash at banks and in hand	65,150	90,549
Marketable securities	19,845	14,157
Cash and cash equivalents	**84,995**	**104,706**

The majority of marketable securities relates to Commercial Paper and certificates of deposit in Eastern European currencies with a maximum maturity of 90 days. These marketable securities have fixed interest rates between 11.75% and 14.20% and a minimum Standard & Poor's rating of "A1".

In addition to short-term cash, adidas Korea has cash accounts with maturities exceeding 12 months in the amount of € 2 million (2000: € 1 million), which are included in other non-current assets (see also Note 11).

5. Accounts Receivable

Accounts receivable are as follows:

(euros in thousands)	Dec. 31 2001	Dec. 31 2000
Accounts receivable, gross	1,349,447	1,220,862
Less: allowance for doubtful accounts	96,254	87,759
Accounts receivable, net	**1,253,193**	**1,133,103**

6. Inventories

Inventories by major classification are as follows:

(euros in thousands)	Dec. 31 2001	Dec. 31 2000
Finished goods and merchandise on hand	932,990	917,536
Goods in transit and advanced payments	348,937	431,819
Raw materials	47,267	47,881
Work in progress	17,915	11,500
Inventories, gross	**1,347,109**	**1,408,736**
Less: allowance for obsolescence	74,047	114,703
Inventories, net	**1,273,062**	**1,294,033**

Goods in transit mainly relate to shipments from suppliers in the Far East to subsidiaries in Europe, Asia and the Americas. This balance has declined due to stronger purchase controls and an earlier start of the next season.

The allowance for obsolescence mainly relates to inventories on hand. Retail expansion, in particular factory outlets, has improved clearance margins, thus reducing overall provisioning requirements. In addition, the stock aging structure continued to improve.

7. Other Current Assets

Other current assets consist of the following:

(euros in thousands)	Dec. 31 2001	Dec. 31 2000
Prepaid expenses	73,482	88,043
Taxes receivable	75,939	83,871
Interest rate options	1,954	3,305
Currency options	6,089	12,890
Forward contracts	39,869	–
Security deposits	15,412	11,333
Receivables from affiliated companies	885	1,657
Investment property held for sale	16,923	15,926
Sundry	42,156	42,833
Other current assets, gross	**272,709**	**259,858**
Less: allowance	5,780	5,675
Other current assets, net	**266,929**	**254,183**

Prepaid expenses relate mainly to promotion agreements and service contracts.

Investment property held for sale relates to parts of the land of the former "Herzo Base" in Herzogenaurach. This land was bought in 1998 and is owned by the GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG. The part to be sold is not needed in the future by adidas-Salomon, the remaining part is used for the new adidas-Salomon international headquarters "World of Sports", which is included under property, plant and equipment. The area to be sold is currently lying idle and has a size of 77 hectares. According to the "Urban Design Contract", signed with the town Herzogenaurach in December 2001, the land is to be split in a housing area (31 hectares), an industrial area (19 hectares), a public area (24 hectares) and other areas (3 hectares).The fair value of this investment property cannot be determined reliably at the current time as the land is not yet developed, and a binding land-use plan and building permits do not yet exist. The range of the fair value for the undeveloped land could be up to € 50 million.

With the adoption of IAS 39, the Company now states all derivative financial instruments at fair value. The prior year amount for interest rate and currency options represents capitalized premiums paid (see also Note 2 and 20).

8. Property, Plant and Equipment

Property, plant and equipment consist of the following:

(euros in thousands)	Dec 31 2001	Dec 31 2000
Land and buildings	230,746	218,563
Technical equipment and machinery	130,086	112,277
Other equipment, furniture and fittings	285,537	250,242
	646,369	581,082
Less: accumulated depreciation	353,771	312,211
	292,598	268,871
Advanced payments and construction in progress, net	85,267	41,197
Property, plant and equipment, net	**377,865**	**310,068**

Depreciation expense is € 80 million and € 74 million for the years ended December 31, 2001 and 2000 respectively.

9. Goodwill

Goodwill primarily relates to the Company's acquisitions of the Salomon group and subsidiaries in the United States, Australia/New Zealand and Netherlands/Belgium.

(euros in thousands)	Dec 31 2001	Dec 31 2000
Goodwill	766,252	746,077
Thereof relating to the acquisition of the Salomon group	*582,938*	*582,561*
Less: accumulated amortization	186,183	145,049
Goodwill, net	**580,069**	**601,028**

Goodwill amortization expense is € 40 million for the years ended December 31, 2001 and 2000; thereof € 29 million in each year relate to the acquisition of the Salomon group.

The change in the goodwill primarily relates to the Company's acquisition of adidas Danmark A/S.

10. Other Intangible Assets

Other intangible assets consist of the following:

(euros in thousands)	Dec 31 2001	Dec 31 2000
Software, patents, trademarks and concessions, gross	173,082	142,209
Less: accumulated amortization	82,080	64,585
	91,002	77,624
Advanced payments, net	129	9
Other intangible assets, net	**91,131**	**77,633**

Intangible asset amortization expense is € 28 million and € 22 million for the years ended December 31, 2001 and 2000, respectively.

11. Other Non-Current Assets

Other non-current assets consist of the following:

(euros in thousands)	Dec. 31 2001	Dec. 31 2000
Prepaid expenses	59,291	67,593
Financial assets, net	15,031	16,388
Interest rate options	3,804	8,555
Currency options	2,941	-
Security deposits	2,212	3,698
Cash deposits	2,066	1,468
Sundry	22,415	14,941
Other non-current assets	107.760	112.643

Prepaid expenses mainly include prepayments for long-term promotional contracts and service contracts (see also Note 28 and 19).

Financial assets include shares in unconsolidated affiliated companies of € 3 million as at December 31, 2001 and 2000.

Financial assets further include investments, which are mainly related to a deferred compensation plan (see Note 15). It is primarily invested in insurance products and measured at fair value.

Interest rate and currency options include the fair value of these instruments as at December 31, 2001. The prior year figure of interest rate options represents capitalized premiums paid (see also Note 2 and 20).

Cash deposits with maturities exceeding 12 months relate to adidas Korea.

12. Borrowings and Credit Lines

In 2001, the Company has continued its diversification among different sources of financing. In addition to the arrangements of additional private placements with maturities up to six years, the Company started, in December 2001, a € 250 million ABS program for the financing of trade receivables. The program, which involves five Group companies in four countries, had outstandings of € 155 million at the end of the year. It runs five years, but includes a clause which permits the extension, every year, for an additional year.

As required by IAS 39 in conjunction with SIC-12, the receivables which were sold under the ABS program continue to be reported as part of the outstanding trade accounts receivables, whereas the proceeds from the sale of such receivables are included in short-term borrowings.

Short-term borrowings consist of bank borrowings, outstandings under the new ABS program, discounted trade bills and Commercial Paper. Long-term borrowings consist of bank borrowings and Private Placements.

Commercial Paper was issued under a € 750 million German Multi-Currency Commercial Paper Program and a € 300 million Belgian Treasury Notes Program. As at December 31, 2001, Commercial Paper is outstanding in the total nominal amount of € 280 million (2000: € 282 million).

Borrowings are denominated in a variety of currencies in which the Company is doing business. The largest portions of net borrowings as at December 31, 2001 are denominated in euro (57.1%; 2000: 55.1%) and USD (31.0%; 2000: 32.1%).

Month-end weighted average interest rates on borrowings in all currencies range from 3.3 to 5.3% and from 4.3 to 5.7% for the years ended December 31, 2001 and 2000, respectively.

As at December 31, 2001 the Company has cash credit lines and other long-term financing arrangements in a total amount of € 3.4 billion outstanding (2000: € 3.6 billion); unused credit lines amount to € 1.7 billion (2000: € 2.0 billion). In addition, the Company has separate lines for the issuance of letters of credit in an amount of approximately € 0.7 billion (2000: € 0.7 billion).

The modest decline in the amount of the cash credit lines must be seen against the background of the diversification into new forms of financing, such as the introduction of the ABS program.

Short-term borrowings which are backed by committed medium-term credit lines are classified as long-term borrowings. The committed medium-term lines contain a negative-pledge clause and a minimum equity covenant. As at December 31, 2001, actual shareholders' equity is well above the amount of the minimum-equity covenant.

The amounts disclosed as long-term borrowings represent outstanding borrowings under the following arrangements:

(euros in millions)	Dec. 31 2001	Dec. 31 2000
Committed medium-term lines	1,307	1,389
Long-term loan agreements	38	45
Private Placements	225	183
Total	1,570	1,617

The above agreements have aggregated expiration dates as follows:

(euros in millions)	Dec. 31 2001	Dec. 31 2000
Between 1 and 3 years	628	487
Between 3 and 5 years	895	1,066
After 5 years	47	64
Total	1,570	1,617

Please refer to Note 20 for the protection against interest rate risks.

13. Accrued Liabilities and Provisions

Accrued liabilities and provisions consist of the following:

(euros in millions)	Dec. 31 2000	Currency effect	Usage	Release	Addition	Transfers	Dec. 31 2001
Goods and services not yet invoiced	86	2	78	8	77	(2)	77
Marketing	80	2	72	5	65	3	73
Payroll, commissions and employee benefits	62	1	52	3	72	–	80
Returns, allowances, warranty	40	1	26	6	27	–	36
Restructuring	42	–	18	9	5	–	20
Taxes, other than income taxes	8	–	6	1	6	–	7
Other	72	1	22	13	17	(1)	54
Accrued liabilities and provisions	**390**	**7**	**274**	**45**	**269**	**0**	**347**

Provisions for marketing mainly consist of provisions for distribution, such as discounts, rebates and sales commissions, as well as promotion.

The usage of the restructuring provision is mainly related to the restructuring plans in connection with the acquisition of the Salomon group. These restructuring activities are now finalized.

The balance of restructuring provision as at December 31, 2001 represents mainly warehousing and production restructuring initiatives within Europe.

Other accrued liabilities and provisions mainly include items not otherwise allocated and also anticipated losses from purchase and other transactions and contingent losses from pending lawsuits.

14. Other Current Liabilities

Other current liabilities consist of the following:

(euros in thousands)	Dec. 31 2001	Dec. 31 2000
Liabilities due to personnel	13,275	12,196
Tax liabilities other than income taxes	27,562	14,985
Liabilities due to social security	15,388	16,644
Interest rate options	1,181	–
Currency options	1,760	–
Forward contracts	11,511	–
Liabilities due to affiliated companies	451	2,459
Deferred income	247	339
Sundry	38,665	43,765
Other current liabilities	**110,040**	**90,388**

With the adoption of IAS 39, the Company now states all derivative financial instruments at fair value. Interest rate and currency options, as well as forward contracts represent negative fair values of these derivatives at the balance sheet date (see also Note 2 and 20).

15. Pensions and Similar Obligations

The Company sponsors and/or contributes to various pension plans. The benefits are provided pursuant to the legal, fiscal and economic conditions in each respective country.

The provision for pensions and similar obligations consists of the following:

(euros in thousands)	Dec. 31 2001	Dec. 31 2000
Defined benefit plans	81,643	74,884
Thereof: adidas-Salomon AG	*65,080*	*60,357*
Similar obligations	10,445	10,137
Pensions and similar obligations	**92,088**	**85,021**

The actuarial valuations of defined benefit plans are made at the end of each reporting period. Similar obligations include mainly long-term liabilities under a deferred compensation plan. The funds withheld are invested by the Company on behalf of the employees in certain securities, which are presented under other non-current assets (see Note 11).

The expenses recognized for defined benefit and contribution plans are presented in selling, general and administrative expenses. Pension expenses are as follows:

(euros in thousands)	Year ended Dec. 31 2001	2000
Defined benefit plans	9,724	11,287
Thereof: adidas-Salomon AG	*6,187*	*7,798*
Defined contribution plans	11,829	10,195
Pension expenses	**21,553**	**21,482**

Defined Benefit Plans

The provision for pensions evolved as follows:

(euros in thousands)	
Provision for pensions as at December 31, 2000	**74,884**
Currency effect	(360)
Pension expense	9,724
Pensions paid	(2,605)
Provision for pensions as at December 31, 2001	**81,643**

Most pension provisions are for employees in Germany where the actuarial assumptions for the defined benefit plans are as follows:

	Dec. 31 2001	Dec. 31 2000
Discount rate	6.00%	6.25%
Salary increases	1.7% - 3.0%	1.7% - 3.0%
Pension increases	1.7% - 2.0%	1.7% - 2.0%

Actuarial assumptions for employee turnover and mortality are based on empirical data, the latter on the 1998 version of the mortality tables of Dr. Heubeck as in the prior year. The actuarial assumptions for other countries are not materially different.

The pension obligation can be analyzed as follows:

(euros in thousands)	Dec. 31 2001	Dec. 31 2000
Present value of the defined benefit obligation	82,367	72,299
Unrecognized actuarial gains/(losses)	(724)	2,585
Provision for pensions	**81,643**	**74,884**

On the basis of the actuarial valuations as at December 31, 2001 and 2000 it is not necessary to recognize the actuarial gains or losses pursuant to the corridor approach of IAS 19.92 (revised 2000).

Pension expense attributable to the defined benefit plans comprises:

	Year ended Dec. 31	
(euros in thousands)	2001	2000
Current service cost	5,236	7,719
Interest cost	4,092	3,447
Past service cost	396	121
Pension expense	**9,724**	**11,287**

16. Other Non-Current Liabilities

Other non-current liabilities include mainly obligations under finance leases of € 9 million (see Note 19) and negative fair values of long-term interest rate options of € 4 million.

Liabilities falling due after more than five years total € 3 million and € 5 million as at December 31, 2001 and 2000 respectively.

17. Minority Interests

Minority interests are attributable to 12 subsidiaries as at December 31, 2001 and 2000, respectively (see Attachment II to these Notes).

These subsidiaries had been mainly set up together with former independent distributors and licensees for the adidas brand. Salomon & Taylor Made Co., Ltd., Tokyo (Japan) is a public company, which is listed on the Tokyo Stock Exchange since 1995.

Minority interests evolved as follows in the years ended December 31, 2001 and 2000, respectively:

(euros in thousands)	Dec. 31 2001	Dec. 31 2000
Minority interests as at January 1	89,750	63,425
Translation differences	(1,387)	(1,505)
Effect of adopting IAS 39, net of tax	108	–
Changes in companies consolidated	–	500
Capital injections	–	344
Acquisition of minority interests	–	225
Shares sold to third parties	129	4,126
Share in net profit	20,906	25,327
Dividends to third parties	(51,349)	(2,692)
Minority interests as at December 31	**58,157**	**89,750**

18. Shareholders' Equity

The nominal capital amounts to € 116,093,952 and is divided into 45,349,200 no-par-value shares.

By resolution of the Shareholders' Meeting held on May 10, 2001, the shareholders of adidas-Salomon AG approved a further contingent capital increase pursuant to § 4 section 6 of the Articles of Association. The former sections 6, 7, 8 and 9 of § 4 of the Articles of Association thus became sections 7, 8, 9 and 10.

The corresponding changes to the Articles of Association were entered into the Commercial Register on July 31, 2001.

Authorized Capital

Pursuant to § 4 sections 2 to 4 of the Articles of Association of adidas-Salomon AG, the Executive Board shall be entitled, subject to Supervisory Board approval, to increase the nominal capital

until July 26, 2005

- by issuing new shares against contributions in cash once or several times by no more than € 42,800,000 altogether and, subject to Supervisory Board approval, to exclude fractional shares from shareholders' subscription rights (authorized capital I); and

- by issuing new shares against contributions in cash once or several times by no more than € 8,000,000 altogether and, subject to Supervisory Board approval, to exclude shareholders' subscription rights as far as fractional shares are concerned or when issuing new shares at a value not essentially below stock exchange value (authorized capital II);

and until October 9, 2002

- by issuing new shares against contributions in cash or in kind once or several times by no more than € 3,579,043.17 altogether and, subject to Supervisory Board approval, to exclude shareholders' subscription rights (authorized capital III).

Contingent Capital

Pursuant to § 4 section 5 of the Articles of Association the nominal capital shall be increased conditionally by up to € 3,500,000 through the issue of not more than 1,367,187 no-par-value shares (contingent capital I) for the granting of stock options to members of the Executive Board of adidas-Salomon AG as well as to Managing Directors/Senior Vice Presidents of its affiliated companies as well as to further senior executives and executives of adidas-Salomon AG and of its affiliated companies.

Pursuant to § 4 section 6 of the Articles of Association the nominal capital shall be further increased conditionally by up to € 23,040,000 through the issue of not more than 9,000,000 no-par-value shares (contingent capital II). The contingent capital increase shall be effected only to the extent that the bearers of warrants or conversion rights resulting from bonds with warrants or convertible bonds which are issued or guaranteed based on the authorization resolved upon by the Shareholders' Meeting of May 10, 2001 by adidas-Salomon AG or by a wholly-owned, directly or indirectly held subsidiary exercise their warrants or conversion rights.

Distributable Profits and Dividends

Distributable profits to shareholders are determined by reference to the retained earnings of adidas-Salomon AG calculated under German Commercial Law.

The Executive Board of adidas-Salomon AG recommends a dividend of € 0.92 for 2001, subject to approval of shareholders. The dividend for 2000 was € 0.92 per share. For 2000, domestic shareholders received a tax credit of € 0.20, which resulted in a gross dividend of € 1.12 per share for 2000.

It is proposed accordingly that retained earnings of adidas-Salomon AG as at December 31, 2001 be appropriated as follows:

(euros in thousands)	
Retained earnings of adidas-Salomon AG as at December 31, 2001	79,377
Less: dividend of € 0.92 per share	41,721
Retained earnings carried forward	**37,656**

19. Leasing and Service Arrangements

Operating Leases

The Company leases offices, warehouses and equipment under leases expiring between one and ten years. Rent expenses aggregated € 108 million and € 99 million for the years ended December 31, 2001 and 2000, respectively.

Future minimum lease payments under non-cancelable operating leases are as follows:

(euros in millions)	Dec 31 2001	Dec 31 2000
Within 1 year	52	60
Between 1 and 5 years	97	101
After 5 years	23	21
Total	**172**	**182**

Finance Leases

Additionally, the Company leases several premises for administration, warehousing, research and development as well as production, which are classified as finance leases.

The net carrying amount of these assets of € 12 million and € 14 million is included in property, plant and equipment as at December 31, 2001 and 2000, respectively. Interest expense is € 1 million (2000: € 1 million) and depreciation expense is € 3 million (2000: € 2 million) for the year ended December 31, 2001.

The minimum lease payments under these contracts over their remaining terms up to 2008 and their net present value are as follows:

(euros in thousands)	Dec 31 2001	Dec 31 2000
Lease payments falling due:		
Within 1 year	3,143	1,952
Between 1 and 5 years	9,424	6,566
After 5 years	2,732	4,297
Total lease payments	**15.299**	**12.815**
Less: estimated amount		
representing interest	3,304	3,420
Obligation under finance leases	**11.995**	**9.395**
Thereof: current	*2,505*	*1,219*
non-current	*9,490*	*8,176*

The non-current portion of the obligation under finance leases includes amounts with terms of more than five years of € 3 million and € 4 million as at December 31, 2001 and 2000, respectively.

Service Arrangements

The Company outsourced certain logistic and information technology functions, for which it has entered into long-term contracts. Financial commitments under these contracts mature as follows:

(euros in millions)	Dec. 31 2001	Dec. 31 2000
Within 1 year	51	34
Between 1 and 5 years	92	63
After 5 years	23	–
Total	166	97

20. Financial Instruments

For the treatment of financial instruments, the Company adopted IAS 39 at January 1, 2001. In accordance with IAS 39, the comparative consolidated financial statements for the year ended December 31, 2000 are not restated.

In accordance with the transitional requirements of IAS 39, the Company recorded an after-tax loss of € 1 million in retained earnings to recognize at fair value all derivatives designated as hedging instrument. Out of this amount a loss of € 1 million is attributable to forward contracts and a gain of € 4 million is relating to currency options. For interest rate options a loss of € 4 million is recorded within equity.

Management of Foreign Exchange Risk

The Company is subject to currency exposure, primarily due to an imbalance of its global cash flows caused by the high share of product sourcing from suppliers in the Far East, which invoice in US dollars, while sales other than in US dollars are invoiced mainly in European currencies, but also in Japanese yen, Canadian dollars and other currencies.

It is the Company's policy to hedge identified currency risks arising from forecasted transactions when it becomes exposed. In addition, the Company hedges balance sheet risk selectively.

For the management of its currency risks the Company uses forward contracts and currency options.

In 2001, the Company incurred currency option premiums in a total amount of € 3.1 million (2000: € 14.0 million). The total amount of option premiums, which was charged to income in 2001, was € 13.7 million (2000: € 20.3 million). Paid option premiums in an amount of € 2.3 million and € 12.9 million were deferred as at December 31, 2001 and 2000, respectively.

The total amount of US dollar purchases against other currencies was $1.2 billion and $1.4 billion in the years ended December 31, 2001 and 2000, respectively.

The notional amounts of all outstanding currency hedging instruments, which are mainly related to cash flow hedges, can be summarized as follows:

(euros in millions)	Dec. 31 2001	Dec. 31 2000
Forward contracts	1,372	800
Currency options	173	544
Total	1,545	1,344

Out of the total amount of outstanding hedges, the following contracts relate to the coverage of the biggest single exposure, the US dollar:

(US dollars in millions)	Dec 31 2001	Dec 31 2000
Forward contracts	647	330
Currency options	131	466
Total	778	796

The fair value of the above instruments is as follows:

(euros in millions)	Dec 31 2001	Dec 31 2000
Forward contracts	28	4
Currency options	7	20
Total	35	24

Out of the fair value of € 28 million for forward contracts, € 24 million relate to cash flow hedges, € 1 million relate to fair value hedges and € 3 million are attributable to net investment hedges. The total amount shown for currency options relates to cash flow hedges.

The fair value gains as at December 31, 2001 on open cash flow hedges which hedge anticipated future foreign currency purchases will be transferred from equity to the income statement when the forecasted transaction occurs, at various dates within the next year.

In addition, fair value gains on cash flow hedges which are used to hedge an embedded derivative within a specific contract will be released from equity to the income statement at specified payment dates up to 2008 which are stated within the contract. The embedded derivative is not separated from the host contract as the economic characteristics and risk of the embedded derivative is closely related to the host contract. Other significant embedded derivatives do not exist at the balance sheet date.

The Company designated a US dollar borrowing of $ 250 million as a hedge of the net investment in its subsidiary adidas International BV, Amsterdam (Netherlands). The foreign exchange loss of € 8 million on the translation of the borrowing was recognized in shareholders' equity.

In addition, adidas-Salomon hedges part of its net investment in Salomon & Taylor Made Co., Ltd., Tokyo (Japan) with forward contracts. The fair value gain of € 3 million was recognized in equity.

Management of Interest Rate Risk

Taking advantage of the declining interest rates, the Company reduced, in a zero cost strategy, the protection level for € 0.4 billion of the euro interest rate hedges to a lower interest rate, with the inclusion of a floor at an average rate of 3.6%. As of the end of 2001, the outstanding interest rate hedges protect the Company's borrowings in a notional amount of € 1.5 billion (2000: € 1.8 billion) against a rise of the weighted average interest rate above 5.45% (2000: 6.5%). Out of this amount, the protection ends for € 1.2 billion (2000: € 1.6 billion) at a weighted average rate of 9.2% (2000: 8.9%).

As at December 31, 2001, the remaining life of these interest rate hedges is up to 6.0 years (2000: 6.0 years), with a weighted average of 3.1 years (2000: 3.6 years). The interest rate hedges expire as detailed below:

(euros in millions)	Dec. 31 2001	Dec. 31 2000
Within 1 year	230	281
Between 1 and 3 years	459	476
Between 3 and 5 years	756	435
After 5 years	50	597
Total	1,495	1,789

The fair value of the above instruments is € 1 million and € 5 million as at December 31, 2001 and 2000, respectively. All fair value changes are recorded directly in the income statement.

Credit Risk

The Company arranges currency and interest rate hedges, and invests cash, with major banks of a high credit standing throughout the world, and in high-quality money-market instruments.

21. Operating Expenses

Operating expenses include expenses for sales, marketing and research and development, as well as for logistics and central finance and administration. In addition they include depreciation on tangible and amortization on intangible assets, with the exception of goodwill amortization and other depreciation and amortization which is included in cost of sales.

A significant part of the operating expenses is comprised by the marketing working budget. The marketing working budget consists of promotion and communication spending such as promotion contracts, advertising, retail support, events and other communication activities, however it does not include marketing overhead expenses. For the year 2001, marketing working budget accounted for approximately 35% (2000: 38%) of the total operating expenses.

Total depreciation and amortization expense for tangible and intangible assets (except for goodwill) is € 108 million and € 96 million for the years ending December 31, 2001 and 2000 respectively. Thereof € 18 million and € 17 million are recorded within the cost of sales as they are directly attributable to the production costs of goods sold.

22. Cost by Nature

Expenses are presented by function in the income statement. Supplementary information on the expenses by nature is detailed below.

Cost of Materials

The total costs of materials are € 3,418 million and € 3,234 million for the years ending December 31, 2001 and 2000, respectively.

Personnel Expenses

Personnel expenses are as follows:

(euros in millions)	Year ended Dec. 31 2001	2000
Wages and salaries	595	533
Social security contributions	74	73
Pension expense	26	24
Personnel expenses	**695**	**630**

Personnel expenses which are directly attributable to the production costs of goods are included within the cost of sales.

23. Financial Expenses, net

Financial result consists of the following:

(euros in thousands)	Year ended Dec. 31 2001	2000
Interest income	11,727	12,612
Interest expense	(107,772)	(108,517)
Interest expense, net	**(96,045)**	**(95,905)**
Income from investments	334	474
Fair value gains on investments	2,181	3,126
Other – net, primarily net exchange losses	(8,348)	(1,649)
Financial expenses, net	**(101,878)**	**(93,954)**

Please refer also to Note 12 and 20.

24. Income Taxes

In general, adidas-Salomon AG and its German subsidiaries are subject to corporate and trade taxes. In 2000 a new corporate tax legislation was enacted in Germany, which, among other changes, abolished the split rate imputation credit system.

Under the old corporate tax system a tax rate of 40% plus a surcharge of 5.5% thereon has been applied for undistributed earnings on the level of the Company. Upon distribution of domestic earnings, which had been subject to corporate tax at 40%, 10 percentage points of corporate tax and the attributable surcharge thereon were refunded to the Company. Effective January 1, 2001 a uniform corporate tax rate of 25% plus a surcharge of 5.5% thereon is applied to earnings.

The municipal trade tax is approximately 15% of taxable income, which is deductible in the determination of income for corporation tax purposes.

Since December 31, 2000 the Company uses a blended tax rate of 37% for the measurement of future trade and corporate tax (incl. a surcharge of 5.5%) consequences of temporary differences related to its German operations.

Deferred taxes of the Company are attributable to the items detailed in the table below:

(euros in thousands)	Dec. 31 2001	Dec. 31 2000
Non-current assets	13,390	9,577
Current assets	70,619	70,889
Accrued liabilities and provisions	84,647	61,649
Accumulated tax loss carryforwards	131,038	113,022
	299,694	255,137
Valuation allowances	(94,789)	(101,156)
Deferred tax assets	204,905	153,981
Non-current assets	21,895	18,787
Current assets	40,636	8,752
Untaxed reserves	32,992	26,225
Accrued liabilities and provisions	3,061	902
Deferred tax liabilities	98,584	54,666
Deferred tax assets, net	106,321	99,315

Deferred tax assets are recognized only to the extent that the realization of the related benefit is probable. Based on the past performance and the prospects of the business for the foreseeable future, valuation allowances are established where this criterion is not met.

Valuation allowances refer to deferred tax assets of companies which are operating in the start-up phase or certain emerging markets, since the realization of the related tax benefits is not probable. Further, adidas-Salomon North America Inc. has tax loss carryforwards, which can in part only be utilized in limited annual amounts through to 2007, for which a valuation allowance is established for amounts in excess of income projections.

Deferred tax assets and liabilities are offset if they relate to the same fiscal authority. Hence they are presented on the balance sheet as follows:

(euros in thousands)	Dec. 31 2001	Dec. 31 2000
Deferred tax assets	147,873	131,063
Deferred tax liabilities	(41,552)	(31,748)
Deferred tax assets, net	106,321	99,315

Deferred taxes attributable to fair value adjustments of qualifying hedging instruments (see Note 20) are recognized directly in equity. As at December 31, 2001 the resulting debit to equity amounted to € 4 million.

The Company does not recognize deferred tax liabilities for unremitted earnings of non-German subsidiaries, which are expected to be permanently invested in international operations. The earnings could become subject to additional tax if they were remitted as dividends, or if foreign earnings were loaned to the Company, or if the Company should sell its shareholdings in the subsidiaries.

The Company estimates that the distribution of these earnings would result in € 9 million and € 17 million of additional withholding taxes as at December 31, 2001 and 2000, respectively.

Tax expense is split as follows:

(euros in thousands)	Year ended Dec. 31 2001	2000
Current tax expense	155,167	112,726
Deferred tax (income)/expense	(8,222)	26,884
Income tax expense	**146,945**	**139,610**

Current taxes in the amount of € 2 million which relate to net investment hedges have been credited directly to shareholders' equity (see also Note 20).

The effective tax rate of adidas-Salomon differs from an assumed tax rate of 40% as follows:

	Year ended Dec. 31 2001		2000	
	euros in millions	in %	euros in millions	in %
Expected income tax expense	150.5	40.0	138.6	40.0
Tax rate differential	(48.6)	(12.9)	(39.0)	(11.3)
Non-deductible goodwill amortization	16.1	4.3	15.7	4.6
Other non-deductible expenses	16.1	4.2	17.3	5.0
Change in tax rates	–	–	(0.7)	(0.2)
Losses for which benefits were not recognizable and changes in valuation allowances	5.5	1.4	0.3	0.1
Other, net	3.6	1.0	2.2	0.6
	143.2	38.0	134.4	38.8
Withholding tax expense	3.7	1.0	5.2	1.5
Income tax expense	**146.9**	**39.0**	**139.6**	**40.3**

25. Earnings Per Share

Basic earnings per share are computed as follows:

	Year ended Dec. 31	
	2001	2000
Net income in euros	208,493,000	181,683,000
Weighted number of shares outstanding	45,349,200	45,349,200
Basic earnings per share in euros	**4.60**	**4.01**

Potential dilutive shares may arise under the stock option plan of adidas-Salomon AG, which was implemented in 1999. The calculation of diluted earnings per share is not applicable as at December 31, 2001 and 2000 respectively as none of the required performance criteria for the exercise of the stock options are fulfilled at the balance sheet date (see Note 30).

26. Segmental Information

The Company operates predominately in one industry segment, the design, wholesale and marketing of athletic and sports lifestyle products. The Company is currently managed by brands and on the basis of a regional structure.

Certain functions of the Company are centralized and an allocation to specific segments is not considered to be meaningful. Assets, liabilities, income and expenses relating to these corporate functions are presented in the Headquarter/Consolidation column together with non-allocable items and the inter-segment elimination.

Information about the Company's segments in accordance with the management approach is presented below:

Segmental Information by Brand

(euros in millions)	adidas 2001	adidas 2000	Salomon 2001	Salomon 2000	TaylorMade-adidas Golf 2001	TaylorMade-adidas Golf 2000
Net sales third parties	4,825	4,672	656	648	545	441
Gross profit	1,845	1,907	287	276	281	221
in % of net sales	*38.2*	*40.8*	*43.7*	*42.6*	*51.5*	*49.5*
Operating profit	352	391	53	57	63	44
Assets	1,954	2,286	642	542	316	219
Liabilities	957	946	211	140	58	44
Capital expenditure	113	93	36	23	16	12
Amortization and depreciation excl. goodwill amortization	52	45	6	6	6	4

(euros in millions)	Mavic 2001	Mavic 2000	Headquarter/ Consolidation 2001	Headquarter/ Consolidation 2000	adidas-Salomon 2001	adidas-Salomon 2000
Net sales third parties	58	55	28	19	6,112	5,835
Gross profit	26	20	162	104	2,601	2,528
in % of net sales	*45.0*	*36.4*			*42.6*	*43.3*
Operating profit	10	4	(3)	(59)	475	437
Assets	37	24	1,234	947	4,183	4,018
Liabilities	15	18	1,869	1,965	3,110	3,113
Capital expenditure	2	1	20	16	187	145
Amortization and depreciation excl. goodwill amortization	1	1	25	23	90	79

Segmental Information by Region

(euros in millions)	Europe 2001	Europe 2000	North America 2001	North America 2000	Asia 2001	Asia 2000
Total net sales	3,077	2,870	1,868	1,935	1,013	880
Inter-segment sales	(11)	(10)	(50)	(29)	(3)	(5)
Net sales third parties	3,066	2,860	1,818	1,906	1,010	875
Gross profit	1,153	1,171	697	729	481	416
in % of net sales	*37.5*	*40.8*	*37.3*	*37.7*	*47.5*	*47.2*
Operating profit	444	454	161	177	170	129
Assets	1,419	1,107	945	862	743	455
Liabilities	493	239	575	322	451	215
Capital expenditure	74	55	68	54	15	17
Amortization and depreciation excl. goodwill amortization	24	22	17	16	12	10

(euros in millions)	Latin America 2001	Latin America 2000	Headquarter/ Consolidation 2001	Headquarter/ Consolidation 2000	adidas-Salomon 2001	adidas-Salomon 2000
Total net sales	179	171	2,839	2,797	8,976	8,653
Inter-segment sales	(1)	0	(2,799)	(2,774)	(2,864)	(2,818)
Net sales third parties	178	171	40	23	6,112	5,835
Gross profit	73	72	197	140	2,601	2,528
in % of net sales	*40.8*	*42.1*			*42.6*	*43.3*
Operating profit	16	23	(316)	(346)	475	437
Assets	98	109	978	1,485	4,183	4,018
Liabilities	42	38	1,549	2,299	3,110	3,113
Capital expenditure	2	3	28	16	187	145
Amortization and depreciation excl. goodwill amortization	2	2	35	29	90	79

Net sales to third parties are shown in the geographic market in which the revenues are realized. Inter-segment sales represent sales to operational units not belonging to the same region; the global sourcing function is shown in the Headquarter/Consolidation column.

Transactions between the segments are based on the dealing-at-arm's-length principle. However, certain charges between legal entities are not *reflected in above reporting format.*

Segment assets include all operating assets and comprise mainly accounts receivable, inventory, property, plant and equipment as well as intangible assets. Segment liabilities comprise operating liabilities and consist principally of trade and other payables and accrued liabilities and provisions. Non-allocable items include goodwill, financial assets, assets and liabilities relating to income taxes and borrowings, which are included in the *Headquarter/Consolidation column.*

Capital expenditure, amortization and depreciation relate to segment assets; the acquisition of goodwill and the inception of finance leases do not affect capital expenditure.

27. Cash Flow

The Company acquired all outstanding shares of adidas Danmark A/S, Them (Denmark) and Cliché S.A.S., Lyon (France) in 2001 (see also Note 3).

The fair value of the net assets approximated the book value of the net assets acquired, and it was not necessary to establish a restructuring provision.

The assets acquired and liabilities assumed were as follows at the date of the acquisition:

(euros in thousands)	
Cash	140
Inventories	11,371
Receivables and other current assets	3,149
Property, plant and equipment	510
Goodwill and other intangible assets	18,990
Investments and other non-current assets	8
Accounts payable and other liabilities	(11,583)
Short-term borrowings	(2,855)
Long-term bank borrowings	(71)
Total acquisition cost	**19,659**
Less: cash acquired	(140)
Cash flow on acquisition net of cash acquired	**19,519**

28. Commitments and Contingencies

Contingent Liabilities

At the prior year-end, the Company had bills discounted in the amount of approximately € 9 million.

Other Financial Commitments

The Company has other financial commitments for promotion and advertising contracts, which mature as follows:

(euros in millions)	Dec. 31 2001	Dec. 31 2000
Within 1 year	193	202
Between 1 and 5 years	470	472
After 5 years	66	103
Total	729	777

Commitments in respect of advertising and promotion maturing after five years have remaining terms of up to nine years from December 31, 2001.

In addition purchase commitments for property, plant and equipment were € 7 million as at December 31, 2000.

On September 18, 2001 adidas-Salomon signed a letter of intent to acquire a 10% share of the FC Bayern Munich AG for approximately € 75 million. The purchase price will be paid in cash or by using existing authorized capital, i.e. by issuing new shares.

For commitments under lease and service contracts refer to Note 19.

Litigation

The Company is currently engaged in various lawsuits resulting from the normal course of business, mainly in connection with license and distribution agreements. The risks regarding these lawsuits were estimated and are included under accrued liabilities and provisions (see Note 13). In the opinion of Management, the ultimate liabilities resulting from such claims will not materially affect the consolidated financial position of the Company.

29. Related Parties

Robert Louis-Dreyfus, Chairman of the Executive Board of adidas-Salomon AG until March 8, 2001, had indirect influence on the French football club Olympique de Marseille and the Belgian football club Standard Liège.

The Company has promotion contracts with both clubs. The terms of these promotion contracts are similar to those with other clubs.

30. Equity Compensation Benefits

Special Reward and Incentive Plan (SRIP)

adidas-Salomon AG implemented a one-time offer share option plan during the second quarter of 1997 for certain key employees and Executive Board members. The options can be exercised at a fixed pre-determined price. The rights and terms governing the exercise are fixed in the option agreement. One half of the options were exercisable immediately after the implementation of the plan. The other options were exercisable in tranches through December 31, 2001. A total of 440,000 options were granted to exercise the equal number of shares.

The option plan is sponsored by two shareholders (Robert Louis-Dreyfus and Christian Tourres) who supply the shares which are required to fulfill the Company's obligation under the plan. The shares are made available at a value equal to the exercise price of the options. The contribution (being the difference between realized share price and exercise price for options exercised) from the two shareholders for the years ended December 31, 2001 and 2000 of € 1,775,828 and € 259,874 respectively is shown as extraordinary income; the respective expenses of the same amounts are included in the selling, general and administrative expenses.

Stock Option Plans

On May 20, 1999, the Ordinary Shareholders' Meeting resolved contingent capital in the amount of € 3,500,000 to grant stock options for no-par-value bearer shares. These stock options were to be granted to the members of the Executive Board of adidas-Salomon AG, to the Managing Directors/Senior Vice Presidents of its affiliated companies as well as to further senior executives and executives of adidas-Salomon AG and its affiliated companies.

Under the adopted stock option plan, the Executive Board has been authorized to issue non-transferable stock options for up to 1,367,187 no-par-value bearer shares to the above mentioned persons until August 27, 2004. The granting of stock options can take place in tranches that shall not exceed 25% of the total volume for each fiscal year.

There is a two-year vesting period for the stock options and a term of approximately three years upon their respective issue. In the reporting year, 341,100 stock options were issued in Tranche III of the program. Of these issued options, 339,950 still exist on the balance sheet date. Of the 329,700 stock options from Tranche II, issued in the previous reporting year, 294,800 exist at year-end 2001. Of the 263,000 stock options issued in Tranche I in 1999, 190,050 still exist at year-end 2001.

The stock options can only be exercised subject to the attainment of at least one of the following performance objectives:

(a) Absolute Performance

During the period between the issue and exercise of the stock options, the stock market price for the Company's shares, calculated upon the basis of the Total Shareholder Return Approach, has increased by an annual average of at least 8%.

(b) Relative Performance

During the same period, the stock market price for the Company's shares must have developed by an annual average of 1% more favorably than the stock market prices of the major competitors of adidas-Salomon globally and in absolute terms may not have fallen.

The stock options can only be exercised against payment of the exercise price. The exercise price corresponds to the arithmetical mean of the closing prices of the adidas-Salomon share over the last 20 trading days of the respective exercise period, less a discount, which is composed of the absolute and relative performance components. In any case, the exercise price shall be at least the lowest issue price as stipulated in § 9 section 1 of the German Stock Corporation Act (AktG), currently € 2.56.

The option terms and conditions stipulate that the stock options can be used for existing common shares in lieu of new shares from the contingent capital, or in the place of common shares the discount is paid in cash.

At Salomon S.A., France, 300 share options from the existing stock option plan were exercised during the year 2001 at € 54.58 per share. As a result of the acquisition of Salomon S.A., this stock option plan was linked with a fixed rate of 0.73 to the price of the shares of adidas-Salomon AG. Additionally, 7,680 shares of Salomon S.A. were sold to adidas Salomon France S.A. for a total of € 391,494, which were treated as additional acquisition costs for adidas Salomon France S.A.

Effective January 1, 2000 Taylor Made Golf Co., Inc., Carlsbad (USA) implemented a long-term incentive plan (LTIP) for its key employees. Under the adopted plan, a total of 450,000 stock appreciation rights were granted with the first potential exercise date of December 31, 2002. Taylor Made Golf Co., Inc. has issued 366,642 rights at December 31, 2001. Unexercised stock appreciation rights expire on March 31, 2003.

31. Other Information

Employees

The average numbers of employees are as follows:

	Year ended Dec. 31 2001	2000
Sales companies	8,324	8,435
Sourcing/Production	3,689	3,224
Global marketing/Research and development	1,100	918
Central functions	727	580
Total	**13,840**	**13,157**

Remuneration of the Supervisory Board and Executive Board of adidas-Salomon AG.

(euros in thousands)	Year ended Dec. 31 2001	2000
Supervisory Board remuneration	218	217
Executive Board remuneration	6,538	7,609
Remuneration of former members of the Executive Board	1,909	68
Thereof: Pension payments to former members of the Executive Board	*68*	*68*
Pension obligations regarding former members of the Executive Board	24,848	1,968

Under the stock option plan of adidas-Salomon AG at the balance sheet date, members of the Executive Board hold non-transferable stock options on 88,400 shares of adidas-Salomon AG. For details of the stock option plan please refer to Note 30.

32. Subsequent Events

Effective January 15, 2002 adidas-Salomon has purchased 100% of the shares of the Canadian outdoor specialist Arc'Teryx Equipment Inc. for an amount of € 18 million. The Vancouver-based Arc'Teryx specializes in technical outerwear, performance backpacks and climbing equipment. The acquisition will be accounted for using the purchase method.

Herzogenaurach, February 15, 2002

The Executive Board of adidas-Salomon AG

Auditors' Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the Notes to the financial statements prepared by adidas-Salomon AG for the business year from January 1 to December 31, 2001. The preparation and the content of the consolidated financial statements in accordance with International Accounting Standards (IAS) are the responsibility of the Company's Management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Accounting Standards.

Our audit, which also extends to the group management report prepared by the Company's Management for the business year from January 1 to December 31, 2001, has not led to any reservations. In our opinion on the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1 to December 31, 2001, satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Frankfurt am Main, February 15, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Böttcher	Hegenbarth
Wirtschaftsprüfer	Wirtschaftsprüfer

Statement of Movements of Fixed Assets (Attachment I)

(euros in thousands)	Goodwill	Software, patents, trademarks and concessions	Advance payments	Total intangible assets	Land and buildings
Acquisition cost					
December 31, 1999	**740,419**	**108,343**	**8,933**	**857,695**	**188,169**
Currency effect	1,215	147	–	1,362	563
Additions	4,812	20,214	9	25,035	14,511
Changes in companies consolidated	–	33	–	33	–
Transfers	–	15,483	(8,874)	6,609	41,722
Disposals	(369)	(2,011)	(59)	(2,439)	(26,402)
December 31, 2000	**746,077**	**142,209**	**9**	**888,295**	**218,563**
Currency effect	939	1,102	(1)	2,040	1,901
Additions	19,314	43,149	165	62,628	10,546
Changes in companies consolidated	–	–	–	–	159
Transfers	–	522	–	522	17,869
Disposals	(78)	(13,900)	(44)	(14,022)	(18,292)
December 31, 2001	**766,252**	**173,082**	**129**	**939,463**	**230,746**
Accumulated depreciation/amortization					
December 31, 1999	**104,825**	**43,877**	**–**	**148,702**	**64,735**
Currency effect	1,035	117	–	1,152	166
Additions	39,545	21,946	–	61,491	11,080
Write-ups	–	–	–	–	–
Changes in companies consolidated	–	–	–	–	–
Transfers	13	154	–	167	13,027
Disposals	(368)	(1,510)	–	(1,878)	(7,767)
December 31, 2000	**145,049**	**64,585**	**–**	**209,634**	**81,241**
Currency effect	822	410	–	1,232	662
Additions	40,390	27,770	–	68,160	13,380
Write-ups	–	–	–	–	–
Changes in companies consolidated	–	–	–	–	99
Transfers	–	2,691	–	2,691	286
Disposals	(78)	(13,376)	–	(13,454)	(9,878)
December 31, 2001	**186,183**	**82,080**	**–**	**268,263**	**85,790**
Net carrying amount					
December 31, 1999	635,594	64,466	8,933	708,993	123,434
December 31, 2000	601,028	77,624	9	678,661	137,322
December 31, 2001	**580,069**	**91,002**	**129**	**671,200**	**144,956**

Technical equipment and machinery	Other equipment, furniture and fittings	Advance payments/ construction in progress	Total tangible assets	Shares in affiliated companies	Participations	Other financial assets	Total financial assets
106.909	**228.064**	**26.466**	**549.608**	**3.530**	**847**	**13.367**	**17.744**
2,826	4,899	490	8,778	2	28	479	509
15,150	48,418	46,736	124,815	–	3,000	2,039	5,039
–	193	–	193	(573)	–	–	(573)
(2,747)	(11,855)	(30,256)	(3,136)	–	(3,740)	267	(3,473)
(9,861)	(19,477)	(2,239)	(57,979)	–	–	–	–
112.277	**250.242**	**41.197**	**622.279**	**2.959**	**135**	**16.152**	**19.246**
2,271	4,101	1,770	10,043	3	1	793	797
18,467	51,855	78,869	159,737	731	30	3,473	4,234
330	2,419	–	2,908	(484)	–	–	(484)
8,771	5,880	(33,042)	(522)	–	–	–	–
(12,030)	(28,960)	(3,527)	(62,809)	–	–	(8,574)	(8,574)
130.086	**285.537**	**85.267**	**731.636**	**3.209**	**166**	**11.844**	**15.219**
61.523	**137.213**	**1.941**	**265.412**	–	**8**	**5.509**	**5.517**
1,374	2,095	–	3,635	–	1	438	439
20,920	42,211	100	74.311	–	8	1	9
–	–	–	–	–	–	(3,107)	(3,107)
–	24	–	24	–	–	–	–
(3,356)	(8,644)	(1,194)	(167)	–	–	–	–
(7,845)	(14,545)	(847)	(31,004)	–	–	–	–
72.616	**158.354**	–	**312.211**	–	**17**	**2.841**	**2.858**
1,544	2,721	–	4,927	–	1	153	154
21,084	45,367	–	79,831	–	10	36	46
–	–	–	–	–	–	–	–
251	1,710	–	2,060	–	–	–	–
1,104	(4,081)	–	(2,691)	–	–	–	–
(7,181)	(25,508)	–	(42,567)	–	–	(2,870)	(2,870)
89.418	**178.563**	–	**353.771**	–	**28**	**160**	**188**
45,386	90,851	24,525	284,196	3,530	839	7,858	12,227
39,661	91,888	41,197	310,068	2,959	118	13,311	16,388
40.668	**106.974**	**85.267**	**377.865**	**3.209**	**138**	**11.684**	**15.031**

Shareholdings of adidas-Salomon AG, Herzogenaurach (Attachment II)

	As at December 31, 2001 Company and Domicile		Currency	Equity currency units in thousands	Share in capital held by	in %
1	GEV Grundstücksgesellschaft Herzogenaurach mbH & Co. KG	Herzogenaurach (Germany)	EUR	1,244	directly	90
2	GEV Grundstücks-Beteiligungsgesellschaft Herzogenaurach mbH	Herzogenaurach (Germany)	EUR	32	directly	100
3	erima Sportbekleidungs GmbH	Pfullingen (Germany)	DEM	5,712	directly	51
4	adidas Versicherungs-Vermittlungs GmbH	Herzogenaurach (Germany)	EUR	26	directly	100
	Europe (incl. Africa and Middle East)					
5	adidas Sport GmbH	Cham (Switzerland)	CHF	13,310	directly	100
6	Salomon Schweiz A.G.	Cham (Switzerland)	CHF	5,503	12	100
7	Sarragan S.A.[10]	Fribourg (Switzerland)	CHF	276	directly	100
8	adidas Austria GmbH	Klagenfurt (Austria)	EUR	16,440	directly	95.89
					5	4.11
9	Salomon Österreich GmbH	Klagenfurt (Austria)	EUR	2,978	12	100
10	adidas Salomon France S.A.	Metz-Tessy (France)	EUR	521,113	directly	85.5
					17	14.5
11	adidas Sarragan France S.a.r.l.	Landersheim (France)	EUR	39,773	10	100
12	Salomon S.A.	Annecy (France)	EUR	274,637	10	100
13	Salomon IPF SAS [8] [10]	Metz-Tessy (France)	EUR	36	12	100
14	Cliché S.A.S.	Lyon (France)	EUR	(319)	12	100
15	erima France S.a.r.l.	Landersheim (France)	EUR	576	3	100
16	Mavic S.A.	Annecy (France)	EUR	11,980	12	100
17	adidas International B.V.	Amsterdam (Netherlands)	USD	509,913	directly	96.2
					11	3.8
18	adidas International Trading B.V.	Amsterdam (Netherlands)	EUR	584,567	directly	100
19	adidas-Salomon International Finance B.V. [8] [10]	Amsterdam (Netherlands)	EUR	20	17	100
20	adidas Benelux B.V.	Amsterdam (Netherlands)	EUR	3,456	directly	100
21	adidas Belgium N.V.	Brussels (Belgium)	EUR	2,818	20	100
22	BIG L.A. N.V.[9]	Houthalen (Belgium)	BEF	5,225	21	50
23	adidas (UK) Ltd.[1]	Stockport (Great Britain)	GBP	83,268	directly	100
24	adidas (ILKLEY) Ltd. [1] [10]	Stockport (Great Britain)	GBP	–	23	100
25	Larasport (U.K.) Ltd.[1] [10]	Stockport (Great Britain)	GBP	–	23	100
26	Sarragan (U.K.) Ltd.[1] [10]	Stockport (Great Britain)	GBP	–	23	100
27	adidas Trefoil Trading (U.K.) Ltd. [1] [10]	Stockport (Great Britain)	GBP	–	26	100

As at December 31, 2001 Company and Domicile			Currency	Equity currency units in thousands	Share in capital held by	in %
28	Three Stripes Ltd.[1) 10)]	Stockport (Great Britain)	GBP	–	23	50
					24	50
29	Salomon Taylor Made Ltd.[7)]	Basingstoke (Great Britain)	GBP	(3,165)	12	99.8
					30	0.2
30	Taylor Made Great Britain Ltd.[7) 10)]	Basingstoke (Great Britain)	GBP	–	12	100
31	adidas (Ireland) Ltd.[2)]	Dublin (Ireland)	IEP	6,873	directly	100
32	Fortstewart Ltd.[2) 10)]	Dublin (Ireland)	IEP	–	31	100
33	Three Stripe Exports Ltd.[2) 10)]	Dublin (Ireland)	IEP	–	31	100
34	adidas-Salomon Espana S.A. (former adidas Espana S.A.)	Zaragoza (Spain)	EUR	52,762	directly	100
35	adidas Italia S.r.l.	Monza (Italy)	ITL	42,310,000	directly	50
36	Salomon Italia S.p.A.	Bergamo (Italy)	EUR	4,946	12	99.9
					37	0.1
37	Salomon San Giorgio S.p.A.	Treviso (Italy)	EUR	12,650	12	68.8
					36	31.2
38	adidas Salomon Italy S.p.A.[8) 10)]	Monza (Italy)	EUR	30	17	100
39	adidas Portugal S.A.	Lisbon (Portugal)	EUR	1,493	17	100
40	adidas Norge A/S	Gjovik (Norway)	NOK	174,589	directly	100
41	Salomon Norge A/S	Oslo (Norway)	NOK	3,903	12	100
42	adidas Sverige AB	Stockholm (Sweden)	SEK	53,284	directly	100
43	Salomon Sport AB	Svenljunga (Sweden)	SEK	44,013	12	100
44	adidas Suomi Oy	Helsinki (Finland)	FIM	28,298	17	50
45	Salomon Sport Finland Oy	Helsinki (Finland)	EUR	5,975	12	100
46	adidas Danmark A/S	Them (Denmark)	DKK	5,788	17	100
47	adidas CR spol. s.r.o.	Prague (Czech Republic)	CZK	502,295	directly	100
48	adidas Budapest Kft.	Budapest (Hungary)	HUF	2,797,323	directly	85
49	adidas Ltd.	Moscow (Russia)	USD	12,870	8	100
50	Salomon - T.A.K.T. LLC[8) 10)]	St. Petersburg (Russia)	RUB	8	12	70
51	adidas Poland Sp. z. o. o.	Warsaw (Poland)	PLN	101,615	directly	100
52	Salomon Romania Srl[8)]	Timisoara (Romania)	ROL	24,990,621	12	100
53	adidas Slovakia s.r.o.	Bratislava (Slovak Republic)	SKK	59,292	directly	100
54	SC adidas Ukraine	Kiev (Ukraine)	USD	(1,827)	directly	100
55	adidas Hellas A.E.	Thessaloniki (Greece)	EUR	13,605	directly	50
56	adidas Hellas S.A.-A.G.V.[8)]	Athens (Greece)	EUR	59	55	50

No.	As at December 31, 2001 Company and Domicile		Currency	Equity currency units in thousands	Share in capital held by	in %
57	adidas Spor Malzemeleri Satis ve Pazarlama A.S.	Istanbul (Turkey)	DEM	16,805	17	51
58	a-RET Tekstil ve Deri Ürünleri Tic. A.S.[8]	Istanbul (Turkey)	USD	50	18	100
59	adidas Salomon Middle East L.L.C.	Dubai (United Arab Emirates)	USD	6,786	11	49
					indirectly	51
60	adidas Middle East SAL [10]	Beirut (Lebanon)	USD	500	11	100
61	adidas Lebanon SAL [10]	Beirut (Lebanon)	USD	(89)	11	49
					indirectly	51
62	adidas Egypt Ltd.[10]	Cairo (Egypt)	USD	(2,404)	directly	100
63	adidas Israel Ltd.	Tel Aviv (Israel)	ILS	(11,383)	directly	100
64	adidas (South Africa) (Pty) Ltd.	Cape Town (South Africa)	ZAR	24,836	directly	100
	North America					
65	adidas Salomon North America Inc.[3]	Portland, Oregon (United States)	USD	420,433	directly	87.18
					12	12.82
66	adidas America Inc.[3]	Spartanburg, South Carolina (United States)	USD	–	65	100
67	adidas Promotional Retail Operations Inc.[3]	Portland, Oregon (United States)	USD	–	65	100
68	adidas Sales Inc.[3]	Portland, Oregon (United States)	USD	–	65	100
69	adidas Village Corporation[3]	Portland, Oregon (United States)	USD	–	65	100
70	adidas Interactive Inc.[3]	Beaverton, Oregon (USA)	USD	–	65	100
71	TaylorMade Golf Co. Inc.	Carlsbad, California (United States)	USD	33,812	65	100
72	Salomon North America, Inc.	Beaverton, Oregon (USA)	USD	17,918	65	100
73	Salomon Design Center Inc.	Boulder, Colorado (United States)	USD	1,164	65	100
74	Bonfire Snowboarding, Inc.	Portland, Oregon (United States)	USD	3,178	65	100
75	Mavic Inc.	Haverhill, Massachusetts (United States)	USD	4,375	65	100
76	adidas-Salomon Canada Ltd.	Toronto (Canada)	CAD	22,824	directly	100
77	Salomon Canada Sports Ltd.[10]	Montreal (Canada)	CAD	6,707	12	100
	Asia/Pacific					
78	adidas-Salomon International Sourcing Ltd.[4]	Hong Kong (China)	USD	170,453	18	100
79	adidas Hong Kong Ltd.	Hong Kong (China)	HKD	67,051	directly	100
80	adidas (Suzhou) Co. Ltd.	Suzhou (China)	CNY	99,640	directly	100
81	Guangzhou adi Sporting Goods Ltd.[10]	Guangzhou (China)	CNY	8,253	directly	90
					indirectly	10
82	Guangzhou Adi Trade & Development Co. Ltd.[10]	Guangzhou (China)	CNY	(69,872)	indirectly	50
					81	50

As at December 31, 2001 Company and Domicile		Currency	Equity currency units in thousands	Share in capital held by	in %
83 adidas Japan K.K.	Tokyo (Japan)	JPY	532,651	directly	100
84 Salomon & Taylor Made Co., Ltd.	Tokyo (Japan)	JPY	11,816,581	12	79.59
85 adidas Korea Ltd.	Seoul (Korea)	KRW	37,409,000	directly	51
86 adidas-Salomon Korea Technical Services Ltd.[4]	Pusan (Korea)	KRW	–	78	100
87 Taylor Made Korea Ltd.	Seoul (Korea)	KRW	(519,000)	directly	100
88 adidas India Private Ltd.[5]	New Delhi (India)	INR	(16,844)	directly	99
				17	1
89 adidas India Marketing Private Ltd.[5] (former adidas India Trading Private Ltd.)	New Delhi (India)	INR	–	88	91.4
90 P.T. Trigaris Sportindo (adidas Indonesia)	Jakarta (Indonesia)	IDR	(14,528,382)	indirectly	92
91 adidas Malaysia Sdn. Bhd.	Kuala Lumpur (Malaysia)	MYR	6,823	directly	60
92 adidas Philippines Inc.	Manila (Philippines)	PHP	184,942	directly	100
93 adidas Singapore Pte. Ltd.	(Singapore)	SGD	1,339	directly	100
94 adidas Taiwan Ltd.	Taipei (Taiwan)	TWD	62,033	directly	100
95 adidas Holding (Thailand) Co. Ltd.	Bangkok (Thailand)	THB	(7,287)	directly	49
				indirectly	51
96 adidas (Thailand) Co. Ltd.	Bangkok (Thailand)	THB	139,792	indirectly	100
97 adidas Australia Pty. Ltd.	Mulgrave (Australia)	AUD	24,486	directly	100
98 adidas New Zealand Ltd.	Auckland (New Zealand)	NZD	2,786	directly	100
Latin America					
99 adidas Argentina S.A.	Buenos Aires (Argentina)	ARS	1,565	directly	100
100 adidas do Brasil Ltda.	Sao Paulo (Brazil)	BRL	(913)	directly	100
101 ASPA do Brazil Ltda.[4]	Sao Paulo (Brazil)	BRL	–	78	100
102 adidas Chile Ltda.	Santiago de Chile (Chile)	CLP	3,588,747	directly	99
				4	1
103 adidas Colombia Ltda.	Cali (Colombia)	COP	4,622,898	directly	100
104 adidas de Mexico S.A. de C.V.[6]	Mexico City (Mexico)	MXN	92,212	directly	100
105 adidas Industrial S.A. de C.V.[6]	Mexico City (Mexico)	MXN	–	directly	100
106 adidas Latin America S.A.	Panama City (Panama)	USD	8,685	directly	100
107 3 Stripes S.A. (adidas Uruguay)	Montevideo (Uruguay)	UYU	(6,066)	directly	100
108 adidas Corporation de Venezuela, S.A.	Caracas (Venezuela)	VEB	(857,382)	directly	100
109 adidas Margarita S.A.[8][10]	Porlamar, Marg. (Venezuela)	VEB	–	108	100

1) Sub-group adidas UK
2) Sub-group Ireland
3) Sub-group United States
4) Sub-group adidas-Salomon International Sourcing
5) Sub-group India
6) Sub-group Mexico
7) Sub-group Salomon-Taylor Made UK
8) Eight companies have not been included in the consolidated financial statements of adidas-Salomon AG due to their insignificance.
9) Associated company: due to its insignificance no equity valuation was made.
10) Companies with no active business

Glossary

Accessories Products including headwear, socks and non-protective gloves.

Asset-backed securities (ABS) Securitization of trade receivables. According to IAS, both the receivables and financing associated with this program are included on the consolidated balance sheet.

Athletic specialty retailers A major distribution channel for adidas products in terms of sales. These stores specialize in merchandising athletic footwear and apparel products to the 12-24 year-old urban consumer group. Key buying motivators of these consumers are design and technology underpinned with strong marketing activities.

Clearance sales Sales made outside the course of normal business, arising from a pre-planned commercial decision by Management to make discounts to the list price of articles (normally post-season) in order to clear excess stock. This does not include sales where a price discount is given in the normal course of trading with the client, e.g. volume discounts.

Commercial Paper Tradable unsecured promissory Notes issued for purposes of short-term financing. Commercial Paper is issued on an ongoing, revolving basis with maturities typically between seven days and 12 months.

Consumers End users of adidas-Salomon products: the public at large.

Corporate governance The distribution of rights and responsibilities among different participants in a company, such as the Executive Board, the Supervisory Board, managers, shareholders and other stakeholders. It spells out the rules and procedures for making decisions on corporate affairs.

Corridor approach A range of plus or minus 10% around a company's best estimate of post-employment benefit obligations (IAS 19). Outside that range, it is not reasonable to assume that actuarial gains or losses will be offset in future years.

Cost of goods sold The costs of obtaining and manufacturing products. This figure includes costs for raw materials plus the costs of production and delivery.

Currency-neutral Financial figures translated at prior-year exchange rates. This indicates increases or decreases to reported figures by eliminating variances arising from currency translation.

Current inventories Inventories within the current range offering, available for sale within the current season.

Current receivables Receivables that are "not yet due". Payment is expected within the agreed customer trade terms.

Customers Wholesalers and retailers to whom the adidas-Salomon sales organizations sell products.

Deck The flat, slightly concave, standing surface of a skateboard, usually made out of laminated wood.

Earnings per share A performance indicator that expresses a company's net income in relation to the number of shares issued.

Equity ratio A ratio which shows the role of shareholders' equity within the financing structure of a company. It is calculated by dividing shareholders' equity by total assets.

Fair value Amount at which assets are traded fairly between business partners. Fair value is often identical to market price.

Financial leverage A ratio which reflects the role of borrowings *within the financing structure of a company.* It is calculated by dividing net total borrowings by shareholders' equity.

Forward contract Agreement to exchange amounts of one currency for another currency at an agreed fixed rate at a future date.

Goodwill An intangible asset that quantifies the price that a buyer of a company has paid for the reputation, know-how and market position of the acquired company. Goodwill is the excess of the amount paid over the fair value of the net assets aquired at the purchase date.

Hardware For adidas, this includes bags, balls and protective equipment. For Salomon, hardware refers to skis, ski boots, snowboards, bindings, inline skates, skateboards, protective equipment, bags and cycling components. For TaylorMade-adidas Golf, it includes golf clubs, bags, balls, etc.

Hedging A strategy used to minimize exposure to changes in prices, interest rates or exchange rates by means of derivative financial instruments (options, swaps, forward contracts, etc).

Interest coverage A ratio which indicates the ability of a company to cover net interest expenses with income before net interest and taxes. *It is calculated by dividing income before* net interest and taxes by net interest.

International Accounting Standards Accounting standards adopted by the International Accounting Standards Board (IASB), an independent, international organization supported by the professional accountancy bodies. The objective is to achieve uniformity and transparency in the accounting principles that are used by businesses and other organizations for financial reporting around the world.

Local production Products independently manufactured and sold by adidas-Salomon subsidiaries in their own markets.

Marketing working budget Promotion and communications spending including sponsorship contracts with teams and individual athletes, as well as advertising, retail support, events and other communication activities, but excluding marketing overhead expenses.

Minority interests The part of net income which is not attributable to a company. Outside ownership interests in subsidiaries that are consolidated with the parent company for financial reporting purposes.

Operating expenses Costs associated with running a business but not directly attributable to the products or the services sold. This refers to sales and marketing, research and development, and general and administrative costs.

Operating working capital The figure measuring in the net operating assets that a company must procure in order to finance its day-to-day business. It is the sum of receivables and inventories less accounts payable.

Option Financial instrument which involves the right to purchase (call option) or the obligation to sell (put option) a particular asset (e.g. shares or foreign exchange) at a pre-determined price (strike price) on or before a specific date.

Order backlogs The value of orders received for future delivery. At adidas-Salomon, orders are received approximately six months in advance, depending on the season. This information is used by the market as an indicator of future sales performance.

Own-retail activities Sales directly generated through a store operated by adidas. This includes factory outlets, concept stores (e.g. Originals and Forever Sport stores), e-commerce and shop-in-shops.

Point-of-sale activities A retail in-store presentation that displays products and provides information to consumers at the place of purchase.

Product licensees Companies that are authorized to use the name of adidas to manufacture and distribute sports watches, sports eyewear, bodycare products and fragrances.

Projected unit credit method The accounting method (IAS 19) used to calculate provisions for pensions and similar obligations. It takes into consideration not only the pensions and vested interests accrued as at cutoff date, but also anticipated increases in salaries and pensions.

Return on capital employed An indicator of a company's profitability related to the total financing. It is calculated by dividing income before taxes, minority interests and the financial and extraordinary results by capital employed (defined as the average of shareholders' equity plus minority interests plus net total borrowings for the year).

Return on equity An indicator of company profitability related to the *shareholders' financing*. *It is calculated by* dividing net income by shareholders' equity.

Risk management The process of analyzing a company's exposure to risk and determining how to best reduce, control and transfer it as appropriate.

Segmental reporting Information regarding the financial position, results of operations in individual operating areas and regions (segments). This gives an indication of developments in the individual segments and their contribution to a group's results.

Shareholder value Management concept that focuses strategic and operational decision-making on steadily increasing the company's value for shareholders.

Soft goods At Salomon, this includes apparel (incl. socks and gloves), footwear, accessories and bags. At TaylorMade, it comprises bags, gloves, towels, caps and umbrellas.

Stakeholders All parties that have a direct or indirect interest in a company's performance and results. This includes consumers, retailers, distributors, licensees, supply chain business partners, shareholders, employees, international sports bodies, non-governmental organizations, the media, etc.

Standing Interpretations Committee (SIC) An accounting body which rules on controversial accounting issues. Its interpretations are approved by the International Accounting Standards Board (IASB) and, once adopted, are binding on all IAS users.

Supply chain management The process of developing, producing and transporting products to customers.

Working capital *Working capital is a company's short-term* disposable capital used to finance the day-to-day operations of providing sporting footwear, apparel and hardware to customers. It is calculated as current assets minus current liabilities.

Working capital turnover An indicator expressing how efficiently a company uses its working capital. Working capital turnover is defined as net sales divided by working capital.

adidas-Salomon Segmental Information: Four Year Overview[1)]

Brands (euros in millions)	2001	2000	1999	1998
adidas				
Net sales	4,825	4,672	4,427	4,316
Gross profit	1,845	1,907	1,827	1,818
Operating profit	352	391	431	412
Operating assets	1,954	2,286	1,987	1,730
Salomon[3)]				
Net sales	714	703	587	487
Gross profit	313	296	233	188
Operating profit	63	61	32	6
Operating assets	679	566	533	598
TaylorMade-adidas Golf				
Net sales	545	441	327	263
Gross profit	281	221	160	118
Operating profit	63	44	30	20
Operating assets	316	219	156	99

Regions (euros in millions)	2001	2000	1999[2]	1998[3]
Europe				
Net sales	3,066	2,860	2,723	2,774
Gross profit	1,153	1,171	1,133	1,127
Operating profit	444	454	382	357
Operating assets	1,419	1,107	1,167	1,114
North America				
Net sales	1,818	1,906	1,826	1,784
Gross profit	697	729	731	713
Operating profit	161	177	234	276
Operating assets	945	862	848	666
Asia				
Net sales	1,010	875	663	383
Gross profit	481	416	301	156
Operating profit	170	129	96	26
Operating assets	743	455	390	201
Latin America				
Net sales	178	171	126	112
Gross profit	73	72	50	43
Operating profit	16	23	15	11
Operating assets	98	109	75	66

[1] Four year segmental reporting was chosen to coincide with length of adidas-Salomon Group existence.

[2] 1999 figures are restated due to the transfer of adidas Golf to TaylorMade. 1998 figures were not adjusted.

[3] Salomon figures include Mavic. The prior year amounts have been adjusted.

adidas-Salomon Financial Highlights: Overview since IPO

	2001	2000	1999	1998[2]	1997[1]	1996[1]	1995
P&L Data (euros in millions)							
Net sales	6,112	5,835	5,354	5,065	3,425	2,408	1,790
Gross profit	2,601	2,528	2,352	2,124	1,437	960	710
Operating profit	475	437	482	416	316	192	129
Royalty and commission income	42	43	35	45	44	49	51
Financial result	(102)	(94)	(84)	(115)	(16)	(6)	(24)
Income before taxes	376	347	398	319	346	227	151
Income taxes	147	140	153	105	95	55	22
Minority interests	21	25	18	9	14	12	4
Net income[3]	208	182	228	205	237	161	125
P&L Ratios							
Gross margin	42.6%	43.3%	43.9%	41.9%	41.9%	39.8%	39.7%
SG&A expenses as a percentage of net sales	33.3%	34.5%	33.8%	32.7%	31.8%	30.9%	31.3%
Operating margin	7.8%	7.5%	9.0%	8.2%	9.2%	8.0%	6.9%
Effective tax rate	39.0%	40.3%	38.4%	33.0%	27.5%	24.0%	14.5%
Net income as a percentage of net sales[3]	3.4%	3.1%	4.3%	4.0%	6.9%	6.7%	7.0%
Working capital turnover	4.1	4.1	4.9	(15.5)	319.0	8.5	10.2
Interest coverage	4.9	4.6	6.1	4.8	21.2	14.1	8.8
Return on equity[3]	20.5%	22.3%	33.5%	44.2%	33.0%	32.9%	42.5%
Return on capital employed[3]	16.7%	17.0%	20.7%	20.5%	35.8%	35.2%	35.0%

	2001	2000	1999	1998[2]	1997[1]	1996[1]	1995
Balance Sheet Data (euros in millions)							
Total assets	4,183	4,018	3,587	3,206	2,224	1,288	909
Inventories	1,273	1,294	1,045	975	821	556	431
Receivables and other current assets	1,520	1,387	1,234	1,026	592	418	288
Working capital	1,485	1,417	1,096	(327)	11	284	175
Net total borrowings	1,679	1,791	1,591	1,655	738	174	208
Shareholders' equity	1,015	815	680	463	717	489	295
Balance Sheet Ratios							
Financial leverage	165.5%	219.6%	234.0%	357.2%	103.0%	35.6%	70.6%
Equity ratio	24.3%	20.3%	19.0%	14.4%	32.2%	37.9%	32.4%
Data Per Share (euros)							
Earnings per share[3]	4.60	4.01	5.02	4.52	5.22	3.54	2.76
Operating cash flow	8.47	(0.23)	7.24	2.64	0.88	2.26	1.48
Dividend per share	0.92[4]	0.92	0.92	0.84	0.84	0.56	0.13
Number of outstanding shares (in thousands)	45,349	45,349	45,349	45,349	45,349	45,349	45,349
Employees							
Number of employees at year-end	13,941	13,362	12,829	12,036	7,993	6,986	5,730
Personnel expenses *(euros in millions)*	695	630	580	513	331	240	199

[1] 1997 and 1996 comparatives are restated due to the application of IAS 12 (revised 1996) "Income Taxes".

[2] Consolidated financial statements for 1998 include the Salomon group for the first time.

[3] In 1998 before special effect of € 369 million for acquired in-process research and development – expensed.

[4] Subject to Annual General Meeting approval.

Financial Calendar 2002

February 7	Preliminary Full Year 2001 Results Press release
March 7	Full Year 2001 Results Press release Analyst and press conferences Webcast Analyst conference call
May 2	First Quarter 2002 Results Press release Webcast Analyst conference call
May 8	Annual General Meeting (in Fürth/Bavaria) Webcast
May 9	Dividend paid*
August 7	First Half 2002 Results Press release Webcast Analyst conference call
November 7	Nine Months 2002 Results Press release Webcast Analyst conference call

* Subject to Annual General Meeting approval

adidas-Salomon AG

World of Sports
91074 Herzogenaurach
Germany

Tel.: +49 (0) 9132 84-0
Fax: +49 (0) 9132 84-2241
Internet: www.adidas-Salomon.com

Investor Relations

Tel.: +49 (0) 9132 84-2920 / 3584
Fax: +49 (0) 9132 84-3127
E-Mail: investor.relations@adidas.de
Internet: www.adidas-Salomon.com/en/ir/

adidas-Salomon is a member of DIRK (German Investor Relations Association) and NIRI (National Investor Relations Institute, USA).

Concept, Design and Realization

adidas-Salomon AG
Kirchhoff Consult AG

Out of concern for the environment, this paper was produced with a non-chlorine bleaching process (TCF).

Printed in Germany